                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       National Auto Finance Company, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   632528 105
--------------------------------------------------------------------------------
                                (CUSIP Number)









                       David M. Schneider
                       6300 Wilson Mills Road
                       Mayfield Village, Ohio 44143
                       216-461-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 632528 105                 13D                     PAGE 2 OF 12 PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         The Progressive Corporation, 34-0963169


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /x /
                                                              (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO       (see PC Investment Company and Progressive Investment
                  Company, Inc.)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(a) or 2(e)                           /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                           7        SOLE VOTING POWER
                                                     -0-
NUMBER OF                  8        SHARED VOTING POWER
SHARES                                      1,506,480
BENEFICIALLY               9        SOLE DISPOSITIVE POWER
OWNED BY                                             -0-
EACH                       10       SHARED DISPOSITIVE POWER
REPORTING                                   1,506,480
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,506,480

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                 -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 16.0%

14       TYPE OF REPORTING PERSON

                                                 HC,CO

CUSIP NO. 632528 105                 13D                     PAGE 3 OF 12 PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Progressive Casualty Insurance Company, 34-6513736


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /x /
                                                           (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO       (see PC Investment Company and Progressive Investment
                  Company, Inc.)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(a) or 2(e)                        /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                           7        SOLE VOTING POWER
                                                     -0-
NUMBER OF                  8        SHARED VOTING POWER
SHARES                                      1,506,480
BENEFICIALLY               9        SOLE DISPOSITIVE POWER
OWNED BY                                             -0-
EACH                       10       SHARED DISPOSITIVE POWER
REPORTING                                   1,506,480
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,506,480

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                 -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 16.0%

14       TYPE OF REPORTING PERSON

                           CO, Subsidiary of The Progressive Corporation

CUSIP NO. 632528 105                 13D                     PAGE 4 OF 12 PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         PC Investment Company, 34-1576555


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /x /
                                                           (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC and OO (funds from the liquidation of other investments)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(a) or 2(e)                         /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                           7        SOLE VOTING POWER
                                                     -0-
NUMBER OF                  8        SHARED VOTING POWER
SHARES                                      1,506,480
BENEFICIALLY               9        SOLE DISPOSITIVE POWER
OWNED BY                                             -0-
EACH                       10       SHARED DISPOSITIVE POWER
REPORTING                                   1,506,480
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,506,480

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                 -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 16.0%

14       TYPE OF REPORTING PERSON

         CO, Subsidiary of Progressive Casualty Insurance Company

CUSIP NO. 632528 105                 13D                     PAGE 5 OF 12 PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Progressive Investment Company, Inc., 34-1378861


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /x /
                                                                   (b) /  /

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC and OO (funds from the liquidation of other investments)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(a) or 2(e)                                 /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                      7        SOLE VOTING POWER
                                            -0-
NUMBER OF             8        SHARED VOTING POWER
SHARES                                 1,506,480
BENEFICIALLY          9        SOLE DISPOSITIVE POWER
OWNED BY                                    -0-
EACH                  10       SHARED DISPOSITIVE POWER
REPORTING                              1,506,480
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,506,480

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

                                                 -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 16.0%

14       TYPE OF REPORTING PERSON

         CO, Subsidiary of The Progressive Corporation

                                  SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

                  This schedule relates to the shares of Common Stock, $.01 par value per share ("Common Stock"), of National Auto Finance Company, Inc., a Delaware corporation (the "Issuer"), that the Reporting Persons (as defined herein) acquired, or have the right to acquire, pursuant to the Purchase Agreement (as defined in Item 4 below). Pursuant to the Purchase Agreement, the Reporting Persons received 1,142,857 shares of Common Stock and warrants to purchase 363,623 shares of Common Stock (the "Warrants").

                  The principal executive offices of the Issuer are located at 621 N.W. 53rd Street, Suite 200, Boca Raton, Florida
33487.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed jointly by the following parties (collectively, the "Reporting Persons"): (i) PC Investment Company, a Delaware corporation ("PCI"), by virtue of its acquisition of the Warrants, although the Warrants were subsequently assigned to Progressive Investment Company, Inc., a Delaware corporation ("Progressive Investment"); (ii) Progressive Investment, by virtue of its direct ownership of 1,142,857 shares of Common Stock and the Warrants assigned to it by PCI; (iii) Progressive Casualty Insurance Company, an Ohio corporation ("Progressive Casualty"), by virtue of its ownership of all of the outstanding capital stock of PCI; and (iv) The Progressive Corporation, an Ohio corporation ("Progressive"), by virtue of its ownership of all of the outstanding capital stock of Progressive Investment and Progressive Casualty, and its indirect ownership of PCI. PCI and Progressive Investment are hereinafter referred to as the "Progressive Entities."

                  The business address of Progressive and Progressive Casualty is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143. The business address of PCI and Progressive Investment is 911 Washington Street, Wilmington, Delaware 19801-1545.

                  Set forth in Appendix A hereto are the names, residence or business addresses, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Progressive, Progressive Casualty, PCI and Progressive Investment. Each such person is a citizen of the United States.

                  During the last five years, none of Progressive, Progressive Casualty, PCI, Progressive Investment or any of the persons named in Appendix A
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS.

                  PCI received the Warrants and a senior subordinated promissory note with a principal amount of $14,000,000 (the "PCI Note") for an aggregate purchase price of $14,000,000. PCI used its own working capital and funds from the liquidation of other investments to fund this purchase. Immediately following the closing, PCI assigned the Warrants to Progressive Investment for no consideration.

                  Progressive Investment received 1,142,857 shares of Common Stock for an aggregate purchase price of $6,000,000. Progressive Investment used its own working capital and funds from the liquidation of other investments to fund this purchase.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Progressive Entities acquired 1,142,857 shares of Common Stock and the Warrants for investment purposes pursuant to a Securities Purchase Agreement (the "Purchase Agreement") among the Issuer, PCI, Progressive Investment, The 1818 Mezzanine Fund, L.P., a Delaware limited partnership (the "Fund"), and Manufacturers Life Insurance Company (U.S.A.), a Michigan corporation ("MLI")(all such purchasers collectively, the "Purchasers"). MLI received senior subordinated notes and warrants pursuant to the Purchase Agreement, while the Fund and the Progressive Entities received senior subordinated notes (all such notes collectively, the "Notes"), warrants (all such warrants collectively, the "Purchasers' Warrants") and Common Stock pursuant to the Purchase Agreement. Except as described below, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of
Schedule 13D:

                  (a) Progressive Investment will receive a minimum of 363,623 shares of Common Stock upon exercise of the Warrants. The Warrants contain anti-dilution provisions designed to protect the Progressive Entities from the dilutive effects of the issuance of additional shares of Common Stock, convertible debt or stock, stockholder rights plans, "poison pill" plans and other similar actions. These anti-dilution provisions may result in the issuance of additional shares of Common Stock to the Progressive Entities upon exercise of the Warrants.

                  (b) To the best of the Reporting Persons' knowledge, no such transaction is contemplated.

                  (c) To the best of the Reporting Persons' knowledge, no such transaction is contemplated.

                  (d) The Issuer caused two (2) vacancies to be created on its board of directors (the "Board"), by increasing the number of members of the Board. Such vacancies were filled by a director nominated by the Fund and a director nominated by the Progressive Entities. The Purchase Agreement and the Voting Agreement (as defined in Item 6) with the Issuer's majority stockholder provide that these directors, or their replacements, will remain in place as long as certain conditions are satisfied.

                  (e) Based on a review of certain of the Issuer's public filings with the United States Securities and Exchange Commission, the Reporting Persons do not believe that any material change in the Issuer's capitalization or dividend policy occurred in this transaction.

                  (f) Except as described herein, the Reporting Persons are not aware of any material changes in the Issuer's business or corporate structure resulting from this transaction.

                  (g) Without the prior written consent of the Purchasers, the Issuer's certificate of incorporation or by-laws may not be amended in any manner that would adversely affect the Issuer's obligation to pay principal and interest on the Notes.

                  The Issuer may not merge or dispose of substantially all of its assets, unless (i) the surviving or acquiring company expressly assumes the obligations of the Issuer under the Purchase Agreement and the documents incident thereto, and (ii) the surviving or acquiring company will be solvent following any such transaction.

                  In addition, the Issuer must, if requested by the Purchasers, use its best efforts to cause any sale transaction to be structured in a manner that ensures the Purchasers' Warrants will be purchased as if such warrants had been exercised prior to any such transaction.

                  While the Notes are outstanding, the Issuer is prohibited from disposing of assets without receiving at least fair market value for such assets and utilizing the proceeds of any such disposition to make additional investments in the Issuer's line of business or to repay indebtedness of the Issuer, or if an event of default would occur under the Purchase Agreement as a result of any such disposition.

                  The provisions described above and the anti-dilutive provisions of the Purchasers' Warrants may impede a change of control of the Issuer.

                  (h) The Reporting Persons are not aware of any such plan or proposal.

                  (i) The Reporting Persons are not aware of any such plan or proposal.

                  (j) The Reporting Persons are not aware of any actions other than those described herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Including the shares of Common Stock issuable upon conversion of the Warrants, Progressive Investment beneficially owns 1,506,480 shares of Common Stock of the Issuer, representing approximately 16.0% of the outstanding Common Stock; Progressive, as the parent of Progressive Investment, is the indirect beneficial owner of such shares.

                  (b) Progressive Investment has the sole power to vote and dispose of the shares of Common Stock described in paragraph (a) above; Progressive, as the parent of Progressive Investment, is the indirect beneficial owner of such shares and has the indirect power to vote and dispose of such shares.

                  (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Issuer's Common Stock in the past 60 days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in paragraph (a).

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) PURCHASE AGREEMENT. The Issuer and the Purchasers are parties to the Purchase Agreement referred to in Item 4. Pursuant to the Purchase Agreement, Progressive Investment acquired 1,142,857 shares of Common Stock and PCI acquired the PCI Note and the Warrants. Immediately following the closing, PCI assigned the Warrants to Progressive Investment for no consideration.

                  As described above, the Purchase Agreement provides that the Fund and the Progressive Entities are each entitled to have one director nominated by it elected to the Board. This right continues as long as the Fund or the Progressive Entities continue to hold at least 50% of the aggregate outstanding principal amount of the senior subordinated promissory notes or the shares of Common Stock originally issued to such Purchaser.

                  (b) VOTING AGREEMENT. The Progressive Entities, the Fund and National Auto Finance Company, L.P., a Delaware limited partnership, the Issuer's majority stockholder (the "Majority Stockholder"), are parties to a voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, the Majority Stockholder agreed to vote all of the shares of Common Stock it beneficially owns in favor of the persons nominated to the Board by the Fund and the Progressive Entities in accordance with the Purchase Agreement.

                  (c) REGISTRATION RIGHTS AGREEMENT. The Issuer, the Fund, the Progressive Entities and certain other stockholders of the Issuer are parties to a registration rights agreement (the "Registration Rights Agreement") relating to the Common Stock, including the shares of Common Stock issuable upon exercise of the Warrants. The Registration Rights Agreement provides that the Fund and the Progressive Entities may collectively make up to two demands to have Common Stock registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain blackout rights and limitations in the event that other stockholders exercise their demand rights.

                  The Fund and the Progressive Entities also have certain "piggy-back" registration rights. The Fund and the Progressive Entities must be notified prior to the filing of any registration statement under the Securities Act by the Issuer. The Fund and the Progressive Entities may include Common Stock in any such registration statement. The Issuer must use its best efforts to include any such Common Stock in the registration statement.

                  (d) WARRANT AGREEMENT. The Warrants have an exercise price of $.01 per share and are exercisable at any time prior to a sale of the Issuer or December 22, 2007, whichever is earlier. The Warrants contain anti-dilution provisions designed to protect the Progressive Entities from the dilutive effects of the issuance of additional shares of Common Stock, convertible debt or stock, stockholder rights plans, "poison pill" plans and other similar actions.

                  Except as stated in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the shares of Common Stock, including without limitation, any agreements concerning (i) transfer or voting of any shares of Common Stock, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangement, (v) puts or calls,

(vi) guarantees of profits, (vii) division of profits or losses, or (viii) the giving or withholding of proxies.

                  The foregoing response to this Item 6 is qualified in its entirety by reference to the Purchase Agreement, the Voting Agreement, the Registration Rights Agreement, the Form of Warrant Agreement and the Form of Senior Subordinated Note, the full texts of which are respectively filed as Exhibits B through F hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D

     B.   Securities Purchase Agreement

     C.   Voting Agreement

     D.   Registration Rights Agreement

     E.   Form of Warrant to Purchase Shares of Common Stock

     F.   Form of Senior Subordinated Note

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       THE PROGRESSIVE CORPORATION PROGRESSIVE
                       CASUALTY INSURANCE COMPANY PC INVESTMENT
                       COMPANY PROGRESSIVE INVESTMENT COMPANY, INC.



                       By: /s/ David M. Schneider
                         ---------------------------------
                         David M. Schneider
                         Secretary and Chief Legal Officer,
                           The Progressive Corporation
                         Secretary and Chief Legal Officer,
                           Progressive Casualty Insurance Company
                         Secretary and Chief Legal Officer,
                           PC Investment Company
                         Secretary and Chief Legal Officer,
                           Progressive Investment Company, Inc.


Date:  December 30, 1997

                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSONS



                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of The Progressive Corporation ("Progressive"), Progressive Casualty Insurance Company ("Progressive Casualty"), PC Investment Company ("PCI") and Progressive Investment Company, Inc. ("Progressive Investment").


                                                            Principal Occupation or Employment
                                                            and Name, Principal Business and
                                                            Address of Organization in which
Name and Business Address                                   Employment Conducted(2)

A.       DIRECTORS OF PROGRESSIVE

Peter Lewis(1)............................................  Chairman of the Board, President,
                                                            Chief Executive Officer and a
                                                            director of Progressive; Chairman of
                                                            the Board, President, Chief Executive
                                                            Officer and a director of Progressive
                                                            Casualty, the principal subsidiary of
                                                            Progressive

Milton N. Allen...........................................  Director of various companies
12 Lieutenant River Lane
Old Lyme, Connecticut 06371-2315

B. Charles Ames...........................................  Principal, Clayton, Dubilier & Rice,
25700 Science Park                                          Inc., New York, New York (investment
Landmark Center, Suite 180                                  banking)
Beachwood, Ohio 44122-7312

Charles A. Davis..........................................  Limited Partner, Goldman, Sachs Group
85 Broad Street                                             L.P., New York, New York (investment
New York, NY  10004                                         banking)

Stephen R. Hardis.........................................  Chairman of the Board and Chief
Eaton Center                                                Executive Officer of Eaton
1111 Superior Avenue                                        Corporation, Cleveland, Ohio
Cleveland, Ohio 44114-2507                                  (manufacturing)



---------------------------

1 The business address of such person is 6300 Wilson Mills Road, Mayfield Village, Ohio 44143

2 The business address of the organization in which each person's employment is conducted is the same as such person's business address.


                                                            Principal Occupation or Employment
                                                            and Name, Principal Business and
                                                            Address of Organization in which
Name and Business Address                                   Employment Conducted(2)

Janet Hill                                                  President, Staubach Alexander Hill,
400 C Street, NW                                            LLC, Washington, D.C. (commercial
Washington, D.C. 20002                                      real estate consulting) and Vice
                                                            President, Alexander & Associates,
                                                            Inc., Washington, D.C. (management
                                                            consulting)

Norman S. Matthews........................................  Consultant,  New York, New York
650 Madison Avenue
23rd Floor
New York, New York 10022-1004

Donald B. Shackelford.....................................  Chairman of the Board, State Savings
20 East Broad Street                                        Company, Columbus, Ohio (savings and
Columbus, Ohio 43215-3403                                   loan)

Paul B. Sigler............................................  Professor, Yale University and
260 Whitney Avenue/JWG 423                                  Investigator in the Howard Hughes
P.O. Box 208114                                             Medical Institute, New Haven,
New Haven, Connecticut 06520-8114                           Connecticut

B.       EXECUTIVE OFFICERS OF
         PROGRESSIVE

Peter B. Lewis(1).........................................  See Section A. above

Alan R. Bauer(1)..........................................  Process Leader - International and
                                                            Internet

Charles B. Chokel(1)......................................  Treasurer and Chief Financial Officer

Allan W. Ditchfield(1)....................................  Member of Policy Team

W. Thomas Forrester, II(1)................................  Process Leader - Ownership

William H. Graves(1)......................................  Process Leader - Claims

Moira G. Lardakis(1)......................................  Process Leader - Community Manager
                                                            Support

Daniel R. Lewis(1)........................................  Process Leader - Agent Marketing

Robert J. McMillan(1).....................................  Process Leader - Consumer Marketing

Glenn M. Renwick(1).......................................  Process Leader - Technology

David M. Schneider(1).....................................  Chief Legal Officer and Secretary

Tiona M. Thompson(1)......................................  Chief Human Resources Officer

Robert T. Williams(1).....................................  Process Leader - Product



---------------------------

1        The business address of such person is 6300 Wilson Mills Road, Mayfield Village,
         Ohio 44143

2 The business address of the organization in which each person's employment is conducted is the same as such person's business address.


                                                            Principal Occupation or Employment
                                                            and Name, Principal Business and
                                                            Address of Organization in which
Name and Business Address                                   Employment Conducted(2)

C.       DIRECTORS OF PROGRESSIVE
         CASUALTY

Peter B. Lewis(1).........................................  See Sections A. and B. above

Alan R. Bauer(1)..........................................  See Section B. above

William P. Cadden(1)......................................  General Manager

Charles B. Chokel(1)......................................  See Section B. above

Gerald E. Combs(1)........................................  Community Manager

Allan W. Ditchfield(1)....................................  See Section B. above

W. Thomas Forrester, II(1)................................  See Section B. above

Moira G. Lardakis(1)......................................  See Section B. above

David M. Schneider(1).....................................  See Section B. above

Tiona M. Thompson(1)......................................  See Section B. above

D.       EXECUTIVE OFFICERS OF
         PROGRESSIVE CASUALTY

Peter B. Lewis(1).........................................  Chairman of the Board and President

David M. Schneider(1).....................................  Secretary and Chief Legal Officer

Charles B. Chokel(1)......................................  Treasurer and Chief Financial Officer


Alan R. Bauer(1)..........................................  See Section B. above

Allan W. Ditchfield(1)....................................  See Section B. above

W. Thomas Forrester, II(1)................................  See Section B. above

William H. Graves(1)......................................  See Section B. above

Moira G. Lardakis(1)......................................  See Section B. above

Daniel R. Lewis(1)........................................  See Section B. above

Robert J. McMillan(1).....................................  See Section B. above

Glenn M. Renwick(1).......................................  See Section B. above

Tiona M. Thompson(1)......................................  See Section B. above

Robert T. Williams(1).....................................  See Section B. above



---------------------------

1        The business address of such person is 6300 Wilson Mills Road, Mayfield Village,
         Ohio 44143

2 The business address of the organization in which each person's employment is conducted is the same as such person's business address.


                                                            Principal Occupation or Employment
                                                            and Name, Principal Business and
                                                            Address of Organization in which
Name and Business Address                                   Employment Conducted(2)

E.       DIRECTORS AND EXECUTIVE OFFICERS
         OF PC INVESTMENT AND PROGRESSIVE
         INVESTMENT

Charles B. Chokel(1)......................................  Director and President

Janet A. Dolohanty(1).....................................  Director, Vice President and
                                                            Treasurer

Kenneth J. Kubacki........................................  Director; Manager of various holding
911 Washington Street                                       companies and investments
Wilmington, Delaware 19801

David M. Schneider(1).....................................  Chief Legal Officer and Secretary







---------------------------

1        The business address of such person is 6300 Wilson Mills Road, Mayfield Village,
         Ohio 44143

2 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

                                                                       EXHIBIT A

                  This Exhibit A to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii). The undersigned, The Progressive Corporation, Progressive Casualty Insurance Company, PC Investment Company and Progressive Investment Company, Inc., hereby agree that the Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

                                    THE PROGRESSIVE CORPORATION PROGRESSIVE
                                    CASUALTY INSURANCE COMPANY PC INVESTMENT
                                    COMPANY PROGRESSIVE INVESTMENT COMPANY, INC.



                                    By: /s/ David M. Schneider
                                        ----------------------------------------
                                      David M. Schneider
                                      Secretary and Chief Legal Officer,
                                         The Progressive Corporation
                                      Secretary and Chief Legal Officer,
                                         Progressive Casualty Insurance Company
                                      Secretary and Chief Legal Officer,
                                         PC Investment Company
                                      Secretary and Chief Legal Officer,
                                         Progressive Investment Company, Inc.

Date: December 30, 1997

                                                                       Exhibit B


================================================================================



                          SECURITIES PURCHASE AGREEMENT

                                  By and Among


                      NATIONAL AUTO FINANCE COMPANY, INC.,


                         THE 1818 MEZZANINE FUND, L.P.,


                             PC INVESTMENT COMPANY,


                      PROGRESSIVE INVESTMENT COMPANY, INC.

                                       and

                  MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)




                         ------------------------------

                             Dated December 22, 1997

                         ------------------------------






================================================================================


                                Table of Contents
                                -----------------


                                                                                               Page

ARTICLE 1  DEFINITIONS...........................................................................1
     1.1   Definitions...........................................................................1
     1.2   Accounting Terms; Financial Covenants................................................15

ARTICLE 2  PURCHASE AND SALE....................................................................16
     2.1   Purchase and Sale of Senior Subordinated Notes, Warrants and
           Shares...............................................................................16
     2.2   Fees.................................................................................16
     2.3   Closing..............................................................................17

ARTICLE 3  CONDITIONS TO THE OBLIGATION OF THE
           PURCHASERS TO CLOSE..................................................................17
     3.1   Representations and Warranties True..................................................17
     3.2   Compliance with this Agreement.......................................................17
     3.3   Officer's Certificate................................................................18
     3.4   Secretary's Certificate..............................................................18
     3.5   Documents............................................................................18
     3.6   Purchase Permitted by Applicable Laws; Legal Investment..............................18
     3.7   Opinion of Counsel...................................................................18
     3.8   Approval of Counsel to the Purchaser.................................................18
     3.9   Consents and Approvals...............................................................18
     3.10  No Material Adverse Change...........................................................19
     3.11  Employment Agreements................................................................19
     3.12  Registration Rights Agreement........................................................19
     3.13  Certificate of Incorporation and By-Laws of the Company and its
           Subsidiaries.........................................................................19
     3.14  Market Conditions....................................................................19
     3.15  No Default or Breach.................................................................19
     3.16  Fees.................................................................................19
     3.17  Morgan...............................................................................19
     3.18  Termination of Other Registration Rights Agreements..................................20
     3.19  Credit Agreement Waiver..............................................................20
     3.20  Simultaneous Purchases...............................................................20
     3.21  Subordination........................................................................20
     3.22  National Auto Finance Company, L.P...................................................20
     3.23  Confirmation from Nasdaq National Market.............................................20

ARTICLE 4  CONDITIONS TO THE OBLIGATION OF THE
           COMPANY TO CLOSE   ..................................................................21
     4.1   Representations and Warranties True..................................................21
     4.2   Compliance with this Agreement.......................................................21
     4.3   Approval of Counsel to the Company...................................................21
     4.4   Consents and Approvals...............................................................21
     4.5   Amendments of Registration Rights Agreements.........................................21
     4.6   Credit Agreement Waiver..............................................................21
     4.7   General Partner's Certificate........................................................22

ARTICLE 5  REPRESENTATIONS AND WARRANTIES OF
           THE COMPANY..........................................................................22
     5.1   Corporate Existence and Power........................................................22
     5.2   Corporate Authorization; No Contravention............................................22
     5.3   Governmental Authorization; Third Party Consents.....................................23
     5.4   Binding Effect.......................................................................23
     5.5   No Legal Bar.........................................................................23
     5.6   Litigation...........................................................................24
     5.7   No Default or Breach.................................................................24
     5.8   Title to Properties..................................................................24
     5.9   Financial Condition; No Undisclosed Liabilities......................................24
     5.10  No Material Adverse Change...........................................................25
     5.11  Investment Company...................................................................25
     5.12  Subsidiaries.........................................................................25
     5.13  Capitalization.......................................................................25
     5.14  Solvency.............................................................................26
     5.15  Private Offering.....................................................................26
     5.16  Broker's, Finder's or Similar Fees...................................................26
     5.17  Full Disclosure......................................................................26
     5.18  Anti-Dilution Protection.............................................................27
     5.19  Registration Rights Agreements.......................................................27
     5.20  Labor Relations......................................................................27
     5.21  ERISA and Employee Benefit Plans.....................................................27
     5.22  Environmental Matters................................................................28
     5.23  Taxes................................................................................28
     5.24  Patents, Trademarks, Etc.............................................................29
     5.25  Potential Conflicts of Interest......................................................30
     5.26  Trade Relations......................................................................30
     5.27  Indebtedness.........................................................................30
     5.28  Material Contracts...................................................................30
     5.29  Insurance............................................................................31
     5.30  Projections..........................................................................31
     5.31  Commission Documents.................................................................31
     5.32  Lending Activities...................................................................31

ARTICLE 6  REPRESENTATIONS AND WARRANTIES OF
           THE PURCHASER........................................................................32


     6.1   Existence and Power..................................................................32
     6.2   Authorization; No Contravention......................................................32
     6.3   Binding Effect.......................................................................32
     6.4   No Legal Bar.........................................................................33
     6.5   Purchase for Own Account.............................................................33
     6.6   Investment Company...................................................................34
     6.7   Broker's, Finder's or Similar Fees...................................................34

ARTICLE 7  INDEMNIFICATION......................................................................34
     7.1   Indemnification by the Company.......................................................34
     7.2   Notification.........................................................................35
     7.3   Registration Rights Agreement........................................................36

ARTICLE 8  PRE-CLOSING AFFIRMATIVE COVENANTS....................................................36
     8.1   Operation of Company.................................................................36
     8.2   Exclusivity..........................................................................36

ARTICLE 9  AFFIRMATIVE COVENANTS................................................................36
     9.1   Financial Statements.................................................................36
     9.2   Certificates; Other Information......................................................37
     9.3   Preservation of Corporate Existence..................................................38
     9.4   Payment of Obligations...............................................................38
     9.5   Compliance with Laws.................................................................38
     9.6   Notices..............................................................................39
     9.7   Issue Taxes..........................................................................39
     9.8   Reservation of Shares................................................................39
     9.9   Inspection...........................................................................40
     9.10  Board Representation; Visitation Rights..............................................41
     9.11  Registration and Listing.............................................................42
     9.12  Use of Proceeds......................................................................42
     9.13  Payment of Notes.....................................................................43
     9.14  Sale of Company......................................................................43
     9.15  Allocation for Tax Purposes..........................................................43
     9.16  Information on Internal Rate of Return...............................................43

ARTICLE 10 NEGATIVE AND FINANCIAL COVENANTS.....................................................44
     10.1  Minimum Consolidated Net Worth.......................................................44
     10.2  Adjusted Interest Expense............................................................44
     10.3  Consolidations and Mergers...........................................................44
     10.4  Transactions with Affiliates.........................................................45
     10.5  No Inconsistent Agreements...........................................................45
     10.6  Limitation on Indebtedness...........................................................45
     10.7  Limitation on Liens..................................................................46
     10.8  Investments..........................................................................47
     10.9  Limitations on Restricted Payments...................................................48
     10.10 Dispositions of Assets...............................................................48
     10.11 Future Issuances of Preferred Stock..................................................49


     10.12 Certificate of Incorporation and By-Laws of the Company and its
           Subsidiaries.........................................................................49
     10.13 Line of Business.....................................................................49
     10.14 Vehicle Loan Policy..................................................................49

ARTICLE 11 DEFAULTS AND REMEDIES................................................................49
     11.1  Events of Default....................................................................49
     11.2  Acceleration.........................................................................51

ARTICLE 12 SUBORDINATION........................................................................52
     12.1  Definitions..........................................................................52
     12.2  General..............................................................................53
     12.3  Limitation on Payment and Remedies...................................................53
     12.4  Subordination Upon Certain Events....................................................55
     12.5  Payments and Distributions Received..................................................55
     12.6  Subrogation..........................................................................55
     12.7  Relative Rights......................................................................56
     12.8  Subordination May Not Be Impaired by the Company.....................................56
     12.9  Payments.............................................................................56
     12.10 Section Not to Prevent Events of Default.............................................56
     12.11 Defense to Enforcement...............................................................56
     12.12 Further Covenants....................................................................57
     12.13 Freedom of Dealing...................................................................57
     12.14 Subordinated Indebtedness Voting Rights..............................................57
     12.15 Subordinated Indebtedness Unsecured..................................................58
     12.16 Modification or Sale of the Subordinated Indebtedness................................58
     12.17 Termination of Subordination.........................................................58
     12.18 Notices to Holders of Senior Indebtedness............................................59

ARTICLE 13 PREPAYMENT...........................................................................59

ARTICLE 14 MISCELLANEOUS........................................................................59
     14.1  Survival of Provisions...............................................................59
     14.2  Notices..............................................................................60
     14.3  Successors and Assigns...............................................................61
     14.4  Assignments..........................................................................62
     14.5  Amendment and Waiver.................................................................63
     14.6  Counterparts.........................................................................64
     14.7  Headings.............................................................................64
     14.8  Determinations.......................................................................64
     14.9  Governing Law........................................................................64
     14.10 Jurisdiction.........................................................................64
     14.11 Severability.........................................................................65
     14.12 Rules of Construction................................................................65
     14.13 Remedies.............................................................................65
     14.14 Entire Agreement.....................................................................65
     14.15 Attorneys' Fees......................................................................65


                                                                                              Page
     14.16 Publicity............................................................................66
     14.17 Expenses.............................................................................66


                                                                                               Page
                                                                                               ----

                                                                                               Page
                                                                                               ----

                                                                                               Page
                                                                                               ----
EXHIBITS

Exhibit A      Form of Senior Subordinated Note
Exhibit B      Form of Warrant
Exhibit C      Form of Registration Rights Agreement
Exhibit D      Form of Legal Opinion of Weil, Gotshal & Manges
Exhibit E      Form of Legal Opinion of In-House Counsel






SCHEDULES

Schedule 2.1A                   List of Purchasers and Principal Amount
Schedule 2.1B                   List of Purchasers and Warrants
Schedule 2.1C                   List of Purchasers and Shares
Schedule 5.10                   Material Adverse Change
Schedule 5.13                   Capitalization Matters
Schedule 5.21          ERISA
Schedule 5.25          Potential Conflicts of Interest
Schedule 5.27          Indebtedness
Schedule 5.28          Material Contracts
Schedule 5.29          Insurance
Schedule 5.30                   Projections
Schedule 5.32(b)                Current Policies Regarding Purchase of
                        Retail Installment Vehicle Loans
Schedule 10.4                   Transactions with Affiliates
Schedule 10.7                   Liens
Schedule 10.8A                  Investments

                  SECURITIES PURCHASE AGREEMENT, dated as of December 22, 1997, by and among NATIONAL AUTO FINANCE COMPANY, INC., a corporation organized under the laws of Delaware (the "COMPANY"), THE 1818 MEZZANINE FUND, L.P., a limited partnership organized under the laws of Delaware (the "FUND"), PC INVESTMENT COMPANY, a corporation organized under the laws of Delaware ("PCI"), PROGRESSIVE INVESTMENT COMPANY, INC., a corporation organized under the laws of Delaware ("PROGRESSIVE," and together with PCI, the "PROGRESSIVE ENTITIES"), and MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.), a corporation organized under the laws of Michigan ("ML," and together with the Fund and the Progressive Entities, the "PURCHASERS").

                  WHEREAS, the Company proposes to issue and sell (A) to the Fund, PCI and ML (i) Senior Subordinated Promissory Notes with a final maturity of December 22, 2004 in the aggregate principal amount of $40,000,000.00 (the "SENIOR SUBORDINATED NOTES" and, together with all notes issued in connection with the substitution, replacement or transfer thereof, the "NOTES") and (ii) 1,038,924 detachable warrants (the "WARRANTS") exercisable immediately to purchase initially 1,038,924 shares of the Company's Common Stock, par value $.01 per share (the "COMMON STOCK"), at an exercise price of $.01 per share and
(B) to the Fund and Progressive, 1,904,762 shares (the "SHARES") of the Company's Common Stock, in each case upon the terms and subject to the conditions set forth in this Agreement.

                  In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE 1

                                   DEFINITIONS

                  1.1 DEFINITIONS. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

                  "AFFILIATE" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

                  "AGREEMENT" means this Agreement, as the same may be amended, supplemented or modified in accordance with the terms hereof.

                  "BBH & CO." means Brown Brothers Harriman and Co., a New York limited partnership.

                  "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

                  "CAPITAL LEASE OBLIGATIONS" means, as to any Person, any obligation of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligation is required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP and, for the purposes of the Notes, the amount of any such obligation at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP consistently applied.

                  "CAPITAL STOCK" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock (or equivalent ownership interests in a Person not a corporation) whether now outstanding or hereafter issued, including, without limitation, all common stock and preferred stock and any rights, warrants or options to purchase such Person's capital stock.

                  "CLOSING" has the meaning assigned to that term in Section
2.3.

                  "CLOSING DATE" has the meaning assigned to such term in
Section 2.3.

                  "CLOSING PRICE" means, for any day, the last reported sale price or, in case no such sale takes place on such day, the highest reported bid quotation for the Common Stock, in either case as reported on Nasdaq's automatic quotation system.

                  "CODE" means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

                  "COMMISSION" means the Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

                  "COMMON STOCK" has the meaning assigned to that term in the first Whereas clause.

                  "CONSOLIDATED NET WORTH" means, as of the date of determination with respect to any Person, the consolidated stockholders' equity (excluding any reductions resulting from mergers accounted for as a pooling-of-interests in accordance with GAAP) of such Person and its Subsidiaries, determined in accordance with GAAP.

                  "CONSOLIDATED TANGIBLE NET WORTH" shall mean, as of the date of determination with respect to the Company, the Consolidated Net Worth of the Company PLUS the aggregate amount of Junior Subordinated Indebtedness of the Company MINUS the total book value of all assets of the Company and its Subsidiaries properly classified as intangible assets under GAAP.

                  "CONSOLIDATED TOTAL INTEREST EXPENSE" means for any period, the aggregate amount of (a) interest scheduled to be paid or accrued by the Company and its Subsidiaries during such period on all Funded Debt of the Company and its Subsidiaries outstanding during all or any part of such period, whether such interest was or is required to be reflected as an item of expense or capitalized, including payments consisting of interest in respect of Capital Lease Obligations PLUS (b) the net amount payable (or minus the net amount receivable) under Rate Hedging Agreements during such period (whether or not actually paid or received during such period) PLUS (c) dividends to be paid or declared by the Company and its Subsidiaries during such period on all shares of Preferred Stock and its Subsidiaries outstanding during all or any part of such period.

                  "CONTINGENT OBLIGATION" means, as to any Person, any direct or indirect liability of that Person with respect to any Indebtedness, lease, dividend, guaranty or other obligation (each a "PRIMARY OBLIGATION") of another Person (the "PRIMARY OBLIGOR"), whether or not contingent, including, without limitation, any agreement (a) to purchase, repurchase or otherwise acquire any such primary obligation or any property constituting direct or indirect security therefor, or (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation, or (ii) to maintain working capital or equity capital of the primary obligor in respect of any such primary obligation or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of such primary obligor, or (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor in respect thereof to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the owner of any such primary obligation against loss or failure or inability to perform in respect thereof. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof.

                  "CONTRACTUAL OBLIGATIONS" means as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound.

                  "CREDIT AGREEMENT" means the Revolving Credit Agreement, dated as of September 29, 1997, among the Company, the financial institutions party thereto (the "BANKS") and BankBoston, N.A., a national banking association, as agent for the Banks (the "AGENT"), as well as the notes, security documents and other agreements entered into in connection therewith, each as amended, supplemented or modified from time to time in accordance with its terms and including any extensions, replacements, refinancings or refundings thereof, whether with same or different lenders and/or agents and evidenced by one or more agreements.

                  "CURRENT MARKET PRICE" has the meaning assigned such term in the Warrants.

                  "CURRENT POLICIES REGARDING PURCHASE OF RETAIL INSTALLMENT VEHICLE LOANS" means the Company's policies regarding the origination and purchase of such retail installment car loans in the form of SCHEDULE 5.32(b) hereto, as such policies may be amended, restated, supplemented, or otherwise modified from time to time.

                  "DEFAULT" means any event which is, or after notice or passage of time or both would be, an Event of Default.

                  "DISPOSITION" means any sale, lease, transfer or other disposition by the Company or its Subsidiaries of their properties, assets, rights, licenses and franchises to any Person (including, without limitation, dispositions in exchange for similar assets and properties and commonly referred to as "asset swaps").

                  "EBIT" shall mean, with respect to any Person for any period, the sum of (a) Net Income for such period (excluding therefrom, to the extent included in determining Net Income, any items of extraordinary gain (or loss), including net gains (or losses) on sale of assets other than asset sales in the ordinary course of business), (b) Consolidated Total Interest Expense deducted from revenue in determining such Net Income and (c) Federal, state and local income and franchise taxes deducted from revenue in determining such Net Income. All references contained herein to EBIT of the Company shall be to the EBIT of the Company and its Subsidiaries, determined on a consolidated basis.

                  "ENVIRONMENT" means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth.

                  "ENVIRONMENTAL CLAIMS" means any notification, whether direct or indirect, formal or informal, written or oral, pursuant to Safety and Environmental Laws or principles of common law relating to pollution, protection of the Environment or health and safety, that any of the current or past operations of the Company or any of its Subsidiaries, or any by-product thereof, or any of the property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or the operations or property of any predecessor of the Company or any of its Subsidiaries, is or may be implicated in or subject to any claim, Requirement of Law, hearing, notice, agreement or evaluation by any Governmental Authority or any other Person.

                  "ENVIRONMENTAL COMPLIANCE COSTS" means any expenditures, costs, assessments or expenses (including any expenditures, costs, assessments or expenses in connection with the conduct of any Remedial Action, as well as reasonable fees, disbursements and expenses of attorneys, experts, personnel and consultants), whether direct or indirect, necessary to cause the operations, real property, assets, equipment or facilities owned, leased, operated or used by the Company or any of its Subsidiaries to be in compliance with any and all requirements, as in effect at the Closing Date, of Safety and Environmental Laws, principles of common law concerning pollution, protection of the Environment or health and safety, or Permits issued pursuant to Safety and Environmental laws; PROVIDED, HOWEVER, that Environmental Compliance Costs do not include expenditures, costs, assessments or expenses necessary in connection with normal maintenance of such real property, assets, equipment or facilities or the replacement of equipment in the normal course of events due to ordinary wear and tear.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                  "EVENT OF DEFAULT" has the meaning assigned such term in
Section 11.1.

                  "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission hereunder.

                  "EXISTING JUNIOR SUBORDINATED INDEBTEDNESS" shall mean the Junior Subordinated Indebtedness of the Company existing as of the date hereof and evidenced by the Gurba Note, NFC Note, Nova Note, Otto Note and Shapiro Note.

                  "EXISTING SECURITIZATION TRANSACTION" means the securitization program in existence as of the Closing Date comprised of the Company's sale, assignment, pledge or contribution of some of its Vehicle Loans to a Special Purpose Subsidiary as part of a securitization of such Vehicle Loans.

                  "FINANCIALS" has the meaning assigned to that term in Section 5.9.

                  "FISCAL YEAR" means the fiscal year for the Company. As of the date of this Agreement, the fiscal year for the Company ends December 31.

                  "FSA REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement, dated October 1, 1997, between the Company and FSA Portfolio Management, Inc.

                  "FUND" has the meaning assigned to that term in the preamble of this Agreement.

                  "FUNDED DEBT" means with respect to any Person and as at any date of determination thereof, without duplication, (a) all Indebtedness of such Person as at such date for money borrowed, (b) the principal component of all Capital Lease Obligations, (c) all Indebtedness for the deferred purchase price of property or services represented by a note or other security (other than in respect of any trade payable) or other Indebtedness arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), and
(d) all Indebtedness of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien.

                  "GAAP" means generally accepted United States accounting principles in effect from time to time.

                  "GOVERNMENTAL AUTHORITY" means the government of any nation, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

                  "GURBA NOTE" means the Amended and Restated Promissory Note, dated as of January 3, 1997, issued by National Auto Finance Company, L.P., to Stephen L. Gurba in the aggregate principal amount, as of July 1, 1997, of $34,387 and maturing on January 31, 2002, as assigned to, and assumed by the Company, including the same as such may be amended, supplemented or modified from time to time in accordance with its terms and the terms hereof.

                  "HAZARDOUS SUBSTANCE" means any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any constituent of any such substance or waste, or any other substance regulated under or defined by any Safety and Environmental Law.

                  "HOLDER" means the Purchasers and any subsequent transferee or transferees of Notes, Warrants, Warrant Shares or Shares, as reflected on the books and records of the Company, other than a transferee who has acquired Notes, Warrants, Warrant Shares or Shares that have been the subject of a distribution pursuant to a registered public offering, or, in the case of Notes, Warrants, Warrant Shares or Shares, a transferee who has acquired such Notes, Warrants, Warrant Shares or Shares after such securities have been sold pursuant to Rule 144 under the Securities Act or otherwise distributed under circumstances not requiring a legend.

                  "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                  "INDEBTEDNESS" means as to any Person, (a) all obligations of such Person for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured), (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all obligations to pay the deferred purchase price of property or services, except trade accounts payable and accrued liabilities arising in the ordinary course of business, (d) all interest rate and currency swaps and similar agreements under which payments are obligated to be made, whether periodically or upon the happening of a contingency, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations under Capital Lease Obligations, (g) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person, and (h) any Contingent Obligation.

                  "INTERCOMPANY INDEBTEDNESS" means Indebtedness of the Company to any Subsidiary, directly or indirectly, wholly owned by the Company and Indebtedness of any Subsidiary of the Company to the Company or another Subsidiary of the Company.

                  "INTERIM FINANCIALS" has the meaning assigned to such term in
Section 5.9.

                  "INVESTMENT" means (i) the acquisition (whether for cash, property, services, securities or otherwise) of Capital Stock, bonds, notes, debentures, partner ship or other ownership interests or other securities of any other Person or any agreement to make any such acquisition; and (ii) the making of any advance, loan or other extension of credit to, any Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person, but excluding any accounts receivable created in the ordinary course of business).

                  "JUNIOR SECURITIES" has the meaning assigned to such term in
Section 12.1.

                  "JUNIOR SUBORDINATED INDEBTEDNESS" shall mean Indebtedness that is expressly subordinated and made junior to the payment and performance in full of the Notes, has a Stated Maturity later than December 19, 2004, and is evidenced as such by a written instrument containing subordination provisions in form and substance approved by the holders of a majority in interest of the aggregate principal amount of the Notes whose consent shall not be unreasonably withheld; PROVIDED that any such subordination provisions shall be deemed reasonable so long as the holder of the Junior Subordinated Indebtedness agrees to be subordinated to the Notes at least to the same extent as the Existing Junior Subordinated Indebtedness is subordinated to the Notes pursuant to the Junior Subordination Agreement (except that nothing contained in this proviso shall be deemed to permit the Stated Maturity of any such Junior Subordinated Indebtedness to be earlier than December 20, 2004). Notwithstanding anything to the contrary contained in the foregoing, however, Junior Subordinated Indebtedness shall be deemed to include the Existing Junior Subordinated Indebtedness even though the Stated Maturity of such Indebtedness is January 31, 2002. The fact that the Stated Maturity of the Existing Junior Subordinated Indebtedness is January 31, 2002 shall not be deemed to be a violation of the terms of this Agreement.

                  "JUNIOR SUBORDINATION AGREEMENT" means the Junior Subordination Agreement, dated as of the date hereof, among the Purchasers, Bank Boston, N.A., a national banking association, as agent for the Banks, other "Senior Creditors" identified on the signature pages thereto and "Subordinating Creditors" as identified on Schedule I thereto, including the same as such may be amended, supplemented or modified from time to time.

                  "LIABILITIES" has the meaning assigned to such term in Section 5.9.

                  "LIEN" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever (excluding preferred stock or equity related preferences), including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention agreement, any interest of a lessor under a capital lease, or any financing lease having substantially the same economic effect as any of the foregoing.

                  "MATERIAL ADVERSE EFFECT" has the meaning assigned to such term in Section 3.10.

                  "ML" has the meaning assigned to that term in the preamble of this Agreement.

                  "MORGAN NOTE PURCHASE AGREEMENT" means the Note Purchase Agreement, dated as of August 9, 1996, among the Company as successor by assumption to National Auto Finance Company, L.P. and the "Purchasers" identified on the signature pages thereto, including the same as such may be amended, supplemented or modified from time to time.

                  "MORGAN REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement, dated August 9, 1996, among the Company as successor by assumption to National Auto Finance Company, L.P. and the "Investors" identified on Schedule I thereto.

                  "NASDAQ" means the National Market System of Nasdaq Stock Market.

                  "NET INCOME" shall mean for any period, the net income (loss) of any Person, determined in accordance with GAAP, after deducting all operating expenses, provisions for taxes and reserves and all other proper deductions in accordance with GAAP. All references contained herein to the Net Income of the Company shall be to the Net Income of the Company and its Subsidiaries, determined on a consolidated basis.

                  "NET SALE PROCEEDS" means with respect to any Disposition, the aggregate amount of all cash payments received by the Company or its Subsidiaries, directly or indirectly, in connection with such Disposition, whether at the time thereof or after such Disposition under deferred payment arrangements or Investments entered into or received in connection with such Disposition, MINUS the aggregate amount of any reasonable and customary legal, accounting, regulatory, title and recording tax expenses, transfer taxes, commissions and other fees and expenses paid at any time by the Company or its Subsidiaries in connection with such Disposition, and MINUS any cash income taxes payable by the Company and its Subsidiaries in connection with such Disposition. For purposes of this paragraph, the Company shall not be deemed to have received any amounts held in escrow by a third party in connection with a Disposition until the time, and only to the extent, such amounts are released to the Company.

                  "NFC NOTE" means the Amended and Restated Promissory Note, dated as of January 3, 1997, issued by National Auto Finance Company, L.P. to Nova Financial Corporation in the aggregate principal amount, as of July 1, 1997, of $27,789 and maturing on January 31, 2002, as assigned to, and assumed by the Company, including the same as such may be amended, supplemented or modified from time to time in accordance with its terms and the terms hereof.

                  "NOTES" has the meaning assigned to that term in the first Whereas clause.

                  "NOVA NOTE" means the Amended and Restated Promissory Note, issued by National Auto Finance Company, L.P. to Nova Corporation in the aggregate principal amount, as of July 1, 1997, of $497,383 and maturing on January 31, 2002, as assigned to, and assumed by, the Company, including the same as such may be amended, supplemented or modified from time to time in accordance with its terms and the terms hereof.

                  "NYSE" means the New York Stock Exchange, Inc.

                  "OMNI" means Omni Financial Services of America, Inc., as assignee of World Omni Financial Corporation, a Florida corporation.

                  "OMNI AGREEMENT" means the Fourth Amendment to the Amended and Restated Servicing Agreement, dated as of October 12, 1997, by and between Omni Financial Services of America, Inc. and National Auto Finance Company, Inc.

                  "OTTO NOTE" means the Amended and Restated Promissory Note, dated as of January 3, 1997, issued by National Auto Finance Company, L.P. to Edgar Otto in the aggregate principal amount, as of July 1, 1997, of $980,895 and maturing on January 31, 2002, as assigned to, and assumed by, the Company, including the same as such may be amended, supplemented or modified from time to time in accordance with its terms and the terms hereof.

                  "PCI" has the meaning assigned to that term in the preamble of this Agreement.

                  "PERMIT" means any license, permit, exemption, consent, waiver, authorization, right, order or approval of, and required registration with, any Governmental Authority.

                  "PERMITTED LIENS" has the meaning assigned to that term in
Section 10.7.

                  "PERMITTED REFINANCING INDEBTEDNESS" means Junior Subordinated Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, replace, defease or refund any other Junior Subordinated Indebtedness of the Company permitted to be incurred under this Agreement, but only to the extent that such Indebtedness does not shorten the Stated Maturity (or weighted average life to maturity) of such Indebtedness.

                  "PERMITTED SECURITIZATION TRANSACTION" means (a) the Existing Securitization Transaction and (b) any similar transaction (including any whole loan sales or similar transactions in the ordinary course of business) hereafter entered into by the Company or any of its Subsidiaries provided that at the time such similar transaction is consummated no Default or Event of Default shall have occurred and be continuing or would occur immediately after giving effect thereto.

                  "PERSON" means any individual, firm, corporation, division, part nership, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

                  "PREDECESSOR FINANCIALS" has the meaning assigned to that term in Section 5.9.

                  "PREFERRED STOCK" means any Capital Stock of a Person, however designated, which entitles the holders thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

                  "PROGRESSIVE" has the meaning assigned to that term in the preamble of this Agreement.

                  "PROGRESSIVE ENTITIES" has the meaning assigned to that term in the preamble of this Agreement.


                  "PROXY STATEMENT" has the meaning assigned to that term in
Section 8.3.

                  "PUBLIC OFFERING" means the sale in any offering by the Company or any of its Subsidiaries of their Capital Stock pursuant to a registration statement on Form S-1, Form S-3 or otherwise under the Securities Act.

                  "PURCHASE PRICE" shall mean the Unit Purchase Price PLUS the Stock Purchase Price.

                  "PURCHASER SHARES" means, with respect to the Fund and the Progressive Entities, the sum of the shares of Common Stock initially issuable upon exercise of the Warrants (subject to any adjustments pursuant to the terms thereof) plus the Shares and, with respect to ML, the shares of Common Stock initially issuable upon exercise of the Warrants (subject to any adjustments pursuant to the terms thereof) in each case issued thereto pursuant to this Agreement.

                  "PURCHASERS" has the meaning assigned to that term in the preamble of this Agreement.

                  "RATE HEDGING AGREEMENTS" means any written agreements evidencing Rate Hedging Obligations.

                  "RATE HEDGING OBLIGATIONS" means any and all obligations of the Company or any of its Subsidiaries, whether direct or indirect and whether absolute or contingent, at any time created, arising, evidenced or acquired (including all renewals, extensions, modifications and amendments thereof and all substitutions therefor), in respect of: (a) any and all agreements, arrangements, devices and instruments designed or intended to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party's assets, liabilities or exchange transactions, including without limitation dollar-denominated or cross currency interest rate exchange agreements, forward rate currency or interest rate options, puts and warrants and so-called "rate swap" agreements; and (b) any and all cancellations, buy-backs, reversals, terminations or assignments of any of the foregoing.

                  "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement substantially in the form attached hereto as EXHIBIT C, as the same may be amended or modified from time to time in accordance with its terms.

                  "RELEASE" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor Environment or into, through or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property.

                  "REMEDIAL ACTION" means all actions, whether voluntary or involuntary, reasonably necessary to comply with, or discharge any obligation under, Safety and Environmental Laws to (i) clean up, remove, treat, cover or in any other way adjust Hazardous Substances in the indoor or outdoor Environment;
(ii) prevent or control the Release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the Environment; or (iii) perform remedial studies, investigations, restoration and post-remedial studies, investigations and monitoring on, about or in any real property.

                  "REQUIREMENTS OF LAW" means, as to any Person, any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject.

                  "RESTRICTED PAYMENT" means (a) any dividend (or other distribution of evidences of Indebtedness, assets or other property) on any share of the Company's or any Subsidiary's Capital Stock (except dividends payable solely in shares of their Capital Stock or dividends paid to the Company or a wholly-owned Subsidiary of the Company by a wholly-owned direct or indirect Subsidiary of the Company) or (b) any payment by the Company or any of its Subsidiaries on account of the direct or indirect purchase, redemption, retirement or other acquisition of (i) any shares of the Company's or any such Subsidiary's Capital Stock (except (x) the Warrants and (y) shares acquired upon the conversion, exchange or exercise thereof into or for other shares of their Capital Stock), or (ii) any Indebtedness of the Company or any such Subsidiary prior to any date set forth for mandatory repayment or redemption of principal or interest thereon; PROVIDED, HOWEVER, that this clause (ii) shall not apply to
(w) Indebtedness incurred pursuant to the Notes, (x) Senior Indebtedness, (y) Indebtedness that is pari passu in right of payment to the Notes, to the extent that the Company offers to purchase, redeem or retire the Notes pro rata with such pari passu Indebtedness or (z) Permitted Refinancing Indebtedness in respect of Junior Subordinated Indebtedness (other than Existing Junior Subordinated Indebtedness)).

                  "SAFETY AND ENVIRONMENTAL LAWS" means all Requirements of Law relating to pollution, protection of the Environment, public or worker health and safety, or the emission, discharge, release or threatened release of Hazardous Substances into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. section 9601 ET SEQ., the Resource Conservation and Recovery Act, 42 U.S.C. section 6901 ET SEQ., the Toxic Substances Control Act, 15 U.S.C. section 2601 ET SEQ., the Federal Water Pollution Control Act, 33 U.S.C. section 1251 ET SEQ., the Clean Air Act, 42 U.S.C. section 7401 ET SEQ., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. section 121 ET SEQ., the Occupational Safety and Health Act, 29 U.S.C. section 651 ET SEQ., the Asbestos Hazard Emergency Response Act, 15 U.S.C. section 2601 ET SEQ., the Safe Drinking Water Act, 42 U.S.C. section 300f ET SEQ., the Oil Pollution Act of 1990, 33 U.S.C. section 2701 ET SEQ., and analogous legislation and regulation by any Governmental Authority.

                  "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

                  "SENIOR DEFAULT" has the meaning assigned to such term in
Section 12.1.

                  "SENIOR EVENT OF DEFAULT" has the meaning assigned to such term in Section 12.1.

                  "SENIOR INDEBTEDNESS" has the meaning assigned to such term in
Section 12.1.

                  "SENIOR PAYMENT DEFAULT" has the meaning assigned to such term in Section 12.1.

                  "SENIOR SUBORDINATED NOTES" has the meaning assigned to such term in the first Whereas clause.

                  "SERIES A PREFERRED STOCK" means the Company's Series A Preferred Stock, $.01 par value per share.

                  "SHAPIRO NOTE" means the Amended and Restated Promissory Note, dated as of January 3, 1997, issued by National Auto Finance Company, L.P. to Gary L. Shapiro in the aggregate principal amount of $436,846 and maturing on January 31, 2002, as assigned to, and assumed by, the Company, including the same as such may be amended, supplemented or modified from time to time in accordance with its terms and the terms hereof.

                  "SHARES" has the meaning assigned to such term in the first Whereas clause, as the same may be adjusted appropriately for any stock dividend, stock split, reclassification or other similar event.

                  "SOLVENT" means, as to any Person, that the fair saleable value on a going concern basis of the assets and property of such Person and its Subsidiaries, taken as a whole, is, on the date of determination, greater than the total amount of liabilities (including contingent and unliquidated liabilities) of such Person as of such date and that, as of such date, such Person is able to pay all liabilities of such Person as such liabilities mature. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed as the amount which, in light of all the facts and circumstances existing at such time, represents the amount that is probable to become an actual or matured liability.

                  "SPECIAL PURPOSE SUBSIDIARY" means any special purpose entity including, without limitation, a wholly-owned Subsidiary of the Company or trust, established in connection with a Permitted Securitization Transaction.

                  "STATED MATURITY" means, with respect to any Junior Subordinated Indebtedness, the date on which the payment of the principal thereon is due and payable, including pursuant to any mandatory redemption provision.

                  "STOCK PURCHASE PRICE" has the meaning assigned to such term in Section 2.1(b).

                  "STOCK PURCHASERS" means, collectively, the Fund and Progressive.

                  "SUBORDINATED INDEBTEDNESS" has the meaning assigned to such term in Section 12.1.

                  "SUBSIDIARY" means, with respect to any Person, a corporation or other entity of which 50% or more of the voting power for the election of directors under ordinary circumstances is exercisable, directly or indirectly, by such Person; PROVIDED that the term Subsidiary shall not include a Special Purpose Subsidiary.

                  "TAX" or "TAXES" means all federal, state, county, local, foreign and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll-related and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with any proposed adjustment relating to any of the foregoing (including advice in connection with contesting such adjustment).

                  "TEMPORARY CASH INVESTMENT" means any Investment in (i) marketable direct or guaranteed obligations of the United States of America that mature within one

(1) year from the date of purchase by the Company; (ii) demand deposits in, or certificates of deposit, bankers acceptances and time deposits of United States banks having total assets in excess of $1,000,000,000; and (iii) securities commonly known as "commercial paper" issued by a corporation organized and existing under the laws of the United States of America or any state thereof that at the time of purchase have been rated and the ratings for which are not less than "P 1" by Moody's Investors Services, Inc., or not less than "A 1" by Standard and Poor's.

                  "TOTAL INDEBTEDNESS" shall mean Funded Debt of the Company and its Subsidiaries on a consolidated basis LESS Junior Subordinated Indebtedness.

                  "TRANSACTION DOCUMENTS" has the meaning assigned to that term in Section 5.17.

                  "UNIT PURCHASE PRICE" has the meaning assigned to that term in
Section 2.1(a).

                  "VEHICLE LOAN" means a motor vehicle installment sales contract assigned to the Company that is secured by title to, security interests in, or liens on a motor vehicle under applicable provisions of the motor vehicle or other similar law of the jurisdiction in which the motor vehicle is title and registered by the purchaser at the time the contract is originated or purchased.

                  "VOIDED PAYMENT" has the meaning assigned to that term in
Section 12.17.

                  "WARRANTS" has the meaning assigned to that term in the first Whereas clause.

                  "WARRANT SHARES" has the meaning assigned to that term in
Section 5.13.

                  1.2 ACCOUNTING TERMS; FINANCIAL COVENANTS. All accounting terms used herein not expressly defined in this Agreement shall have the respective meanings given to them in accordance with sound accounting practice. The term "sound accounting practice" shall mean such accounting practice as, in the opinion of the independent accountants regularly retained by the Company, conforms at the time to GAAP applied on a consistent basis. If any changes in accounting principles are hereafter occasioned by promulgation of rules, regulations, pronouncements or opin ions by or are otherwise required by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants (or successors thereto or agencies with similar functions), and any of such changes results in a change in the method of calculation of, or affects the results of such calculation of, any of the financial cove nants, standards or terms found herein, then the parties hereto agree to enter into and diligently pursue in good faith negotiations in order to amend such financial covenants, standards or terms so as to reflect fairly and equitably such changes, with the desired result that the criteria for evaluating the Company's financial condition and results of operations shall be the same as nearly as practicable after such changes as if such changes had not been made.


                                    ARTICLE 2

                                PURCHASE AND SALE

         2.1        PURCHASE AND SALE OF SENIOR SUBORDINATED NOTES, WARRANTS AND
SHARES.

                    (a) Subject to the terms and conditions set forth herein, the Company agrees that it will issue to each of the Fund, PCI and ML, and each of the Fund, PCI and ML agrees that it will acquire from the Company, at the Closing, (i) the principal amounts of the Senior Subordinated Notes set forth opposite the name of such Purchaser on SCHEDULE 2.1A hereto, with such Senior Subordinated Notes being substantially in the form attached hereto as EXHIBIT A, appropriately completed in conformity herewith and (ii) Warrants to purchase initially the number of shares of Common Stock set forth opposite the name of such Purchaser on SCHEDULE 2.1B hereto, with such Warrants being substantially in the form attached hereto as EXHIBIT B, for its portion of the aggregate purchase price of $40,000,000 (the "UNIT PURCHASE PRICE") set forth next to such Purchaser's name on SCHEDULE 2.1A, in cash, by wire transfer of immediately available funds to an account designated in a notice delivered to such Purchasers not later than two Business Days prior to the Closing Date.

                    (b) Subject to the terms and conditions set forth herein, the Company agrees that it will issue to the Stock Purchasers, and each Stock Purchaser agrees that it will acquire from the Company, at the Closing, the number of shares of Common Stock set forth opposite the name of such Stock Purchaser on SCHEDULE 2.1C hereto, for its portion of the aggregate purchase price of $10,000,000 (the "STOCK PURCHASE PRICE") set forth next to such Stock Purchaser's name on SCHEDULE 2.1C, in cash, by wire transfer of immediately available funds to an account designated in a notice delivered to such Purchasers not later than two Business Days prior to the Closing Date.

                  2.2 FEES. The Company hereby agrees that it will pay to the Fund, PCI and ML, at the Closing, a facility fee of $400,000 (less any portion thereof previously paid by the Company to such Purchasers), payable $160,000 to the Fund, $140,000 to PCI and $100,000 to ML, and an equity placement fee of $300,000, payable $257,142.75 to the Fund and $42,857.25 to Progressive, in each case in cash by wire transfer of immediately available funds to an account designated in a notice delivered to the Company not later than two Business Days prior to the Closing Date.

At the Company's option, by notice to the Fund, PCI, Progressive and ML at least two Business Days prior to the Closing Date, such facility fee and placement fee may be paid by each such Purchaser by deducting such amount from the Unit Purchase Price.

                  2.3      CLOSING.

                  The purchase and issuance of the Senior Subordinated Notes, the Warrants and the Shares shall take place at the closing (the "CLOSING") to be held at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064 on December 19, 1997, at 10:00 a.m., New York City time, or on such other date and at such other time as the Purchasers and the Company may mutually agree (the "CLOSING DATE"). At the Closing, subject to the terms and conditions set forth herein, the Company shall sell the Senior Subordinated Notes and the Warrants to the Fund, PCI and ML by delivering to the Fund, PCI and ML, the Senior Subordinated Notes and the Warrants registered in the names of such Purchasers, with appropriate issue stamps, if any, affixed at the expense of the Company, free and clear, upon issuance, of any Lien (other than as may be created by such Purchasers), and such Purchasers shall, severally and not jointly, purchase the Senior Subordinated Notes and the Warrants for the Unit Purchase Price. At the Closing, subject to the terms and conditions set forth herein, the Company shall sell the Shares to the Stock Purchasers by delivering to the Stock Purchasers the Shares registered in the name of the Stock Purchasers, with appropriate issue stamps, if any, affixed at the expense of the Company, free and clear, upon issuance, of any Lien (other than as may be created by the Stock Purchasers), and the Stock Purchasers shall, severally and not jointly, purchase the Shares for the Stock Purchase Price.


                                    ARTICLE 3

                          CONDITIONS TO THE OBLIGATION
                           OF THE PURCHASERS TO CLOSE
                          ----------------------------

                  The obligation of the Purchasers to purchase the Senior Subordinated Notes, the Warrants and the Shares, as the case may be, to pay the Purchase Price therefor at the Closing, and to perform any of their obligations hereunder in respect of transactions contemplated to occur on the Closing Date shall be subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

                  3.1 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of the Company contained in Article 5 hereof shall be true and correct in all material respects (unless any representation or warranty is qualified by its terms as to materiality, in which case such representation or warranty shall be true and correct) at and as of the Closing Date, as if made at and as of such date.

                  3.2 COMPLIANCE WITH THIS AGREEMENT. The Company shall have performed and complied with all of its agreements and conditions set forth or contemplated herein that are required to be performed or complied with by the Company on or before the Closing Date.

                  3.3 OFFICER'S CERTIFICATE. The Purchasers shall have received a certificate, dated the Closing Date and signed by the Chief Executive Officer, Vice Chairman or Chief Financial Officer of the Company, certifying that the conditions set forth in Sections 3.1 and 3.2 hereof have been satisfied on and as of such date.

                  3.4 SECRETARY'S CERTIFICATE. The Purchasers shall have received a certificate, dated the Closing Date and signed by the Secretary or an Assistant Secretary of the Company, attaching a good standing certificate from the Delaware Secretary of State with respect to the Company, and certifying the correctness of attached copies of the certificate of incorporation and by-laws of the Company and resolutions of the Board of Directors of the Company approving this Agreement and the transactions contemplated hereby.

                  3.5 DOCUMENTS. The Purchasers shall have received copies of such documents as they reasonably may request in connection with the sale of the Senior Subordinated Notes, the Warrants and the Shares and the transactions contemplated hereby, all in form and substance reasonably satisfactory to the Purchasers.

                  3.6 PURCHASE PERMITTED BY APPLICABLE LAWS; LEGAL INVESTMENT. The acquisition of and payment for the Senior Subordinated Notes, the Warrants and the Shares and the consummation of the transactions contemplated hereby (a) shall not be prohibited by any applicable law or governmental regulation, (b) shall not subject the Purchasers to any penalty or, in their reasonable judgment, other onerous condition under or pursuant to any applicable law or governmental regulation and (c) shall be permitted by the laws and regulations of the jurisdictions to which they are subject.

                  3.7 OPINION OF COUNSEL. The Purchasers shall have received the opinion of Weil, Gotshal & Manges LLP, counsel to the Company, dated the Closing Date, substantially in the form attached hereto as EXHIBIT D. The Purchasers shall have received the opinion of in-house counsel to the Company, dated the Closing Date, substantially in the form of the attached hereto as EXHIBIT E.

                  3.8 APPROVAL OF COUNSEL TO THE PURCHASER. All actions and proceedings hereunder and all documents required to be delivered by the Company hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall have been reasonably acceptable to Paul, Weiss, Rifkind, Wharton & Garrison, counsel to the Purchasers, as to their form and substance.

                  3.9 CONSENTS AND APPROVALS. All consents, waivers, exemptions, authorizations (including, without limitation, stockholder approval), or other actions by, or notices to, or filings with, Governmental Authorities and other Persons necessary or required in connection with the execution, delivery or performance by the Company or enforcement against the Company of this Agreement or any other Transaction Document shall have been obtained and be in full force and effect, and the Purchasers shall have been furnished with appropriate evidence thereof.

                  3.10 NO MATERIAL ADVERSE CHANGE. Since December 31, 1996, except as disclosed in SCHEDULE 5.10, there shall have been no change, that has, or would have, a material adverse effect on the assets, business, properties, operations or financial or other condition of the Company and its Subsidiaries, taken as a whole (a "MATERIAL ADVERSE EFFECT"), nor shall any such change be threatened.

                  3.11 EMPLOYMENT AGREEMENTS. Each of Roy E. Tipton and William
G. Magro shall have duly executed and delivered employment agreements with the Company, the terms and conditions of which are reasonably acceptable to the Purchasers.

                  3.12 REGISTRATION RIGHTS AGREEMENT. The Company shall have duly executed and delivered to the Purchasers the Registration Rights Agreement.

                  3.13 CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE COMPANY AND ITS SUBSIDIARIES. No amendments to the certificate of incorporation or by-laws of the Company as in effect on the date hereof shall have been effected.

                  3.14 MARKET CONDITIONS. On or prior to the Closing Date, (a) trading in securities generally on the NYSE shall not have been suspended or limited or minimum or maximum prices shall not have been generally established on such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall not have been imposed upon trading in securities generally by such exchange or by order of the Commission or any court or other Governmental Authority, (b) a general banking moratorium shall not have been declared by either federal or New York State authorities or (c) any material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or material escalation of hostilities or declaration by the United States of a national emergency or war or other calamity or crisis shall not have occurred.

                  3.15 NO DEFAULT OR BREACH. The Company shall not be or have been in Default under this Agreement, any of the other Transaction Documents or any Indebtedness and, after giving effect to the transactions contemplated hereby and thereby, the Company will not be in Default under any of the Transaction Documents or any Indebtedness.

                  3.16 FEES. The Company shall have paid or shall concurrently pay to the Fund, PCI, Progressive and ML the fees provided for in Section 2.2 hereof.

                  3.17 MORGAN. The Company shall have delivered to the Purchasers, in form and substance reasonably satisfactory to the Purchasers, evidence that the Indebtedness incurred under the Morgan Note Purchase Agreement has been repaid in full by the Company.

                  3.18 TERMINATION OF OTHER REGISTRATION RIGHTS AGREEMENTS. The Company shall have delivered to the Purchasers, in form and substance reasonably satisfactory to the Purchasers, evidence of termination of each of the Morgan Registration Rights Agreement, the FSA Registration Rights Agreement and Article VI of the Second Amended and Restated Agreement of Limited Partnership, dated as of September 1, 1995, of National Auto Finance Company, L.P., and each party to such agreements shall have executed and delivered the Registration Rights Agreement.

                  3.19 CREDIT AGREEMENT WAIVER. The Company shall have delivered to the Purchasers, in form and substance reasonably satisfactory to the Purchasers, a waiver of any provisions of the Credit Agreement prohibiting or otherwise restricting the ability of the Company to enter into and perform its obligations under this Agreement or any other Transaction Document.

                  3.20 SIMULTANEOUS PURCHASES. Each Purchaser's obligation to purchase its agreed upon amount of the Senior Subordinated Notes, the Warrants and the Shares, as the case may be, is hereby expressly conditioned upon the other Purchasers simultaneously purchasing their agreed upon amount of the Senior Subordinated Notes, the Warrants and the Shares, as the case may be.

                  3.21 SUBORDINATION. The Junior Subordination Agreement, dated as of September 29, 1997, among BankBoston, N.A., Morgan Guaranty Trust Company of New York, the Company and the other parties named therein shall have been amended in form and substance reasonably satisfactory to the Purchasers.

                  3.22 NATIONAL AUTO FINANCE COMPANY, L.P. The Company shall have delivered to the Fund and the Progressive Entities, in form and substance reasonably satisfactory to the Fund and the Progressive Entities, an agreement duly executed and delivered by National Auto Finance Company, L.P. pursuant to which it agrees to vote its shares of Common Stock in favor of the Persons to be nominated to the Company's Board of Directors by each of the Fund and the Progressive Entities pursuant to the provisions of Section 9.10 hereof.

                  3.23 CONFIRMATION FROM NASDAQ NATIONAL MARKET. The Company shall have delivered to the Purchasers, in form and substance reasonably satisfactory to the Purchasers, written confirmation from The Nasdaq Stock Market evidencing that no stockholder approval is required in order to close the transactions contemplated to occur on the Closing Date.

                                    ARTICLE 4

                          CONDITIONS TO THE OBLIGATION
                             OF THE COMPANY TO CLOSE
                          ----------------------------

                  The obligations of the Company to issue and sell the Senior Subordinated Notes, the Warrants and the Shares and to perform any of its other obligations hereunder in respect of transactions contemplated to occur on the Closing Date, shall be subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

                  4.1 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of the Purchasers contained in Article 6 hereof shall be true and correct in all material respects (unless any representation or warranty is qualified by its terms as to materiality, in which case such representation or warranty shall be true and correct) at and as of the Closing Date as if made at and as of such date.

                  4.2 COMPLIANCE WITH THIS AGREEMENT. The Purchasers shall have performed and complied with all of its agreements and conditions set forth or contemplated herein that are required to be performed or complied with by the Purchasers on or before the Closing Date.

                  4.3 APPROVAL OF COUNSEL TO THE COMPANY. All actions and proceedings hereunder and all documents required to be delivered by the Purchasers hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall have been reasonably acceptable to Weil, Gotshal & Manges LLP, counsel to the Company, as to their form and substance.

                  4.4 CONSENTS AND APPROVALS. All consents, exemptions, authorizations, waivers or other actions by, or notices to, or filings with, Governmental Authorities and other Persons necessary or required in connection with the execution, delivery or performance by the Purchasers or the Company or enforcement against the Purchasers of this Agreement shall have been obtained and be in full force and effect, and the Company shall have been furnished with appropriate evidence thereof.

                  4.5 AMENDMENTS OF REGISTRATION RIGHTS AGREEMENTS. The parties to each of the Morgan Registration Rights Agreement, the FSA Registration Rights Agreement and the Second Amended and Restated Agreement of Limited Partnership, dated as of September 1, 1995, of National Auto Finance Company, L.P., shall have agreed to terminate the registration rights granted under each such agreement and each party to such agreements shall have executed and delivered the Registration Rights Agreement.

                  4.6 CREDIT AGREEMENT WAIVER. The Company shall have obtained a waiver of any provisions of the Credit Agreement prohibiting or otherwise restricting the ability of the Company to enter into and perform its obligations under this Agreement or any other Transaction Document.

                  4.7 GENERAL PARTNER'S CERTIFICATE. The Company shall have received from each Purchaser a certificate, dated the Closing Date and signed by the general partner or an appropriate officer of each such Purchaser, certifying that the conditions set forth in Sections 4.1 and 4.2 hereof have been satisfied on and as of such date with respect to such Purchaser.


                                    ARTICLE 5

                               REPRESENTATIONS AND
                            WARRANTIES OF THE COMPANY
                            -------------------------

                  The Company hereby represents and warrants to the Purchasers as follows:

                  5.1 CORPORATE EXISTENCE AND POWER. The Company:

                      (a) is, and after giving effect to the transactions contemplated by the Transaction Documents, will be duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

                      (b) has, and after giving effect to the transactions contemplated hereby, will have (i) full corporate power and authority and (ii) all Permits to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is currently proposed to be, engaged;

                      (c) is, and after giving effect to the transactions contemplated hereby, will be duly qualified as a foreign corporation, licensed and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification; and

                      (d) is, and after giving effect to the transactions contemplated hereby, will be in compliance with (i) its certificate of incorporation and by-laws or other organizational or governing documents and
(ii) all Requirements of Law;

except, in the case of (b)(ii), (c) or (d)(ii) of this Section 5.1, to the extent that the failure to do, or be, so would not have a Material Adverse Effect.

                  5.2 CORPORATE AUTHORIZATION; NO CONTRAVENTION. The execution, delivery and performance by the Company of this Agreement, the Registration Rights Agreement, any other Transaction Document and the transactions contemplated hereby and thereby, including without limitation, the issuance of the Senior Subordinated Notes, the Warrants and the Shares:

                      (a) is within the Company's corporate power and authority and has been duly authorized by all necessary corporate action; and

                      (b) does not, and will not after giving effect to the transactions contemplated hereby, contravene the terms of the certificate of incorporation or by-laws or other organizational or governing documents or any amendment thereof of the Company; and

                      (c) does not, and will not after giving effect to the transactions contemplated hereby, violate, conflict with or result in any breach of, contravention of or the creation of any Lien under, any Contractual Obligation of the Company or any order or decree directly relating to the Company.

                  5.3 GOVERNMENTAL AUTHORIZATION; THIRD PARTY CONSENTS. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person, is necessary or required in connection with the execution, delivery or performance by the Company or enforcement against the Company of this Agreement, the Senior Subordinated Notes, the Warrants, the Registration Rights Agreement, any other Transaction Document or the transactions contemplated hereby or thereby, other than those that have been obtained or made on or prior to the Closing.

                  5.4 BINDING EFFECT. This Agreement has been duly executed and delivered by the Company, and at the Closing the Senior Subordinated Notes, the Registration Rights Agreement, the Warrants and each other Transaction Document will be duly executed and delivered by the Company, and this Agreement constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, and at the Closing the Registration Rights Agreement, the Senior Subordinated Notes and the Warrants will constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

                  5.5 NO LEGAL BAR. Neither the execution, delivery and performance of this Agreement, the Registration Rights Agreement, or any other Transaction

Document nor the issuance of or performance of the terms of the Senior Subordinated Notes or the Warrants will violate any Requirement of Law.

                  5.6 LITIGATION. There are no actions, suits, proceedings, claims or disputes pending, or to the knowledge of the Company, threatened, at law, in equity, in arbitration or before any Governmental Authority against the
Company:

                      (a) with respect to any Transaction Document or any of the transactions contemplated thereby; or

                      (b) which would, if adversely determined, (i) have a Material Adverse Effect or (ii) have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, the Senior Subordinated Notes, the Warrants, the Registration Rights Agreement or any other Transaction Document. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery and performance of this Agreement, the Senior Subordinated Notes, the Warrants, the Registration Rights Agreement or any other Transaction Document.

                  5.7 NO DEFAULT OR BREACH. No event has occurred and is continuing or would result from the incurring of obligations by the Company under this Agreement, the Registration Rights Agreement or any other Transaction Document which constitutes a default under or breach of any of the provisions hereof or of the Notes and no such event will occur or will be continuing immediately after giving effect to the transactions contemplated hereby. The Company is not, and after giving effect to the transactions contemplated by the Transaction Documents will not be, in Default under or with respect to any Transaction Document in any respect.

                  5.8 TITLE TO PROPERTIES. The Company has, and after giving effect to the transactions contemplated by the Transaction Documents will have, good record and marketable title to, or hold leases in full force and effect in all its real property, except for such defects in title as could not, individually or in the aggregate, have a Material Adverse Effect.

                  5.9 FINANCIAL CONDITION; NO UNDISCLOSED LIABILITIES. The Company heretofore has delivered to the Purchasers true and correct copies of
(i) the audited consolidated balance sheets of National Auto Finance Company, L.P. and its Subsidiaries for the fiscal years ended December 31, 1996 and December 31, 1995 and the related consolidated statements of income (loss), partners' capital and cash flows for the years ended December 31, 1996 and December 31, 1995 and for the period from October 1, 1994 (date of inception) to December 31, 1994 (the "PREDECESSOR FINANCIALS"), (ii) the unaudited pro forma balance sheet of the Company for the fiscal year ended December 31, 1996 and an unaudited pro forma statement of income for the year ended December 31, 1996 (the "FINANCIALS") and (iii) the unaudited balance sheet of the Company as of September 30, 1997 and the related statements of income, cash flows and stockholder's equity, together with notes thereto, for the nine month period then ended (the "INTERIM FINANCIALS"), certified, as stated in the immediately following sentence, by the Treasurer or Chief Financial Officer of the Company. Except as disclosed therein, the Predecessor Financials, the Financials and the Interim Financials have been prepared in accordance with GAAP applied consistently throughout the periods covered thereby (except to the extent of any inconsistency resulting from the fact that the Company's predecessor was a limited partnership), and present fairly in all material respects the financial condition of the Company (or its predecessor, as the case may be) as of the dates thereof, and the results of operations of the Company (or its predecessor, as the case may be) for the periods then ended. After giving effect to the transactions contemplated hereby, will not have any material direct or indirect Indebtedness or liability, whether known or unknown, fixed or unfixed, contingent or otherwise, of a kind required by GAAP to be set forth on a financial statement (collectively "LIABILITIES"), other than (i) Liabilities fully and adequately reflected on the Financials and the Interim Financials, (ii) those incurred since the date of the Interim Financials in the ordinary course of business and (iii) Liabilities incurred pursuant to the Senior Subordinated Notes.

                  5.10 NO MATERIAL ADVERSE CHANGE. Except as set forth on
SCHEDULE 5.10, since December 31, 1996, there has not been any material adverse change, nor to the knowledge of the Company is any such change threatened, in the assets, business, properties, prospects, operations or financial or other condition of the Company.

                  5.11 INVESTMENT COMPANY. Neither the Company nor National Auto Finance Company, L.P. is, and after giving effect to the transactions contemplated hereby will not be, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

                  5.12 SUBSIDIARIES. The Company has no Subsidiaries.

                  5.13 CAPITALIZATION. At Closing, after giving effect to the transactions contemplated hereby, (i) the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock and (ii) no shares of Common Stock or Series A Preferred Stock will be held in the Company's treasury. As of the Closing, after giving effect to the transactions contemplated hereby, 9,030,762 shares of Common Stock and 2,295 shares of Series A Preferred Stock will be issued and outstanding. All such shares of Capital Stock of the Company have been duly authorized and all of the issued and outstanding shares of Common Stock and Series A Preferred Stock as of the date hereof are fully paid and non-assessable. The Warrants (assuming all such Warrants are exercised) to be issued at the Closing will constitute 11.99% of the Common Stock (excluding the Shares) on a fully diluted basis (assuming exercise, exchange or conversion, as the case may be, of all options (including options reserved for issuance but not yet issued), warrants, convertible or exchangeable securities or other Common Stock equivalents) as of the Closing Date. The Warrants (assuming all such Warrants are exercised) to be issued at the Closing and the Shares would constitute, in the aggregate, 27.85% of the Common Stock on a fully diluted basis (assuming exercise, exchange or conversion, as the case may be, of all options (including options reserved for issuance but not yet issued), warrants, convertible or exchangeable securities or other Common Stock equivalents) as of the Closing Date. Except as set forth in SCHEDULE 5.13 or as reserved for issuance in connection with the exercise of the Warrants and the sale of the Shares, there are no shares of Capital Stock of the Company reserved for issuance. The Common Stock issuable upon exercise of the Warrants (the "WARRANT SHARES") will be duly authorized, and, when issued against payment therefor, the Warrant Shares will be fully paid and non-assessable. The Shares are duly authorized and, when issued against payment therefor, will be fully paid and non-assessable. Except for the Warrants and as set forth in SCHEDULE 5.13, there are no options, warrants or other rights to purchase shares of Capital Stock or any other securities of the Company, nor is the Company obligated in any manner to issue shares of its Capital Stock or other securities. Except as contemplated hereby and for relevant state and federal securities laws, there are no restrictions on the Company's ability to transfer shares of Capital Stock of the Company.

                  5.14 SOLVENCY. On and as of the Closing, after giving effect to the transactions contemplated hereby, the Company will be Solvent.

                  5.15 PRIVATE OFFERING. No form of general solicitation or general advertising was used by the Company or, to its knowledge, its representatives in connection with the offer or sale of the Senior Subordinated Notes, the Warrants or the Shares. No registration of the Senior Subordinated Notes, the Warrants, the Warrant Shares or the Shares pursuant to the provisions of the Securities Act or any state securities or "blue sky" laws will be required by the offer, sale or issuance of any such securities pursuant to the transactions contemplated hereby. The Company agrees that neither it, nor anyone acting on its behalf, will offer or sell the Senior Subordinated Notes, the Warrants, the Shares, or any other security in such a manner so as to require the registration of the Senior Subordinated Notes, the Warrants or the Shares pursuant to the provisions of the Securities Act or any state securities or "blue sky" laws.

                  5.16 BROKER'S, FINDER'S OR SIMILAR FEES. Except for the Company's agreement with First Union Capital Markets which requires the Company to pay fees totaling $1,400,000, and the Company's agreement with National Financial Companies LLC which requires the Company to pay fees totaling $300,000, which fees shall be paid by the Company at Closing, and except for the facility fee payable to the Purchasers pursuant to Section 2.2 hereof, there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection with the offer or sale of the Senior Subordinated Notes, the Warrants or the Shares contemplated hereby based on any agreement, arrangement or understanding with the Company, or any action taken by the Company.

                  5.17 FULL DISCLOSURE. No statement by the Company contained in this Agreement (including all Schedules hereto), the Senior Subordinated Notes, the Warrants, the Registration Rights Agreement, the Subordination Agreement or the certificates referred to in Sections 3.3 and 3.4 hereof (collectively, "TRANSACTION DOCUMENTS") delivered to the Purchasers in connection with the purchase and sale of the Senior Subordinated Notes, the Warrants and the Shares at or prior to the Closing contains (or will contain) an untrue statement of a material fact or omits (or will omit) to state a material fact required to be stated therein or necessary to make the statements made, in light of the circumstances in which made, not materially false or misleading.

                  5.18 ANTI-DILUTION PROTECTION. No holder of shares of Common Stock (or securities convertible into or exchangeable or exercisable for any of the foregoing) has any rights to purchase or receive additional or other securities upon the occurrence of an event that might dilute such holder's percentage interest in the Company.

                  5.19 REGISTRATION RIGHTS AGREEMENTS. Upon execution of the amendments referred to in Section 3.21 of this Agreement, the Company will not be a party to any agreement granting any registration rights to any Person other than the Registration Rights Agreement.

                  5.20 LABOR RELATIONS. The Company is not engaged in any unfair labor practice. There is (a) no unfair labor practice complaint pending or, to the knowledge of the Company, threatened against the Company before the National Labor Relations Board or any other Governmental Authority and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the knowledge of the Company, threatened, (b) no strike, labor dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company and (c) no union representation question existing with respect to the employees of the Company and, to the knowledge of the Company, no union organizing activities are taking place.

                  5.21 ERISA AND EMPLOYEE BENEFIT PLANS.

                       (a) There are no employee benefit plans or material employee benefit arrangements, policies or commitments of any type (including, but not limited to, plans described in section 3(3) of ERISA) maintained by the Company, or with respect to which the Company has or could have any direct or indirect liability, other than those described in SCHEDULE 5.21 ("BENEFIT PLANS").

                       (b) Accurate and complete copies of all plan text and agreements, the most recent annual report, the most recent annual and periodic accounting of plan assets, and the most recent actuarial valuation with respect to each Benefit Plan have been delivered to the Purchasers.

                       (c) No Benefit Plan is subject to Title IV of ERISA or
section 412 of the Code. No Benefit Plan is a "multiple employer plan" within the meaning of the Code or ERISA.

                       (d) With respect to each Benefit Plan, except as set forth in SCHEDULE 5.21: (i) if it is intended to qualify under section 401(a) or 403(a) of the Code, such plan so qualifies and has in effect a current determination letter; (ii) such Benefit Plan has been maintained and administered at all times in compliance in all material respects with its terms and applicable laws and regulations; (iii) no event has occurred and there exists no circumstances under which the Company could incur material liability under ERISA, the Code or otherwise (other than routine claims for benefits) with respect to such plan or with respect to any other entity's employee benefit plan; and (iv) all contributions and premiums due with respect to such plan have been made on a timely basis.

                       (e) With respect to each Benefit Plan that is a "welfare plan" (as defined in ERISA section 3(1)): (i) no such plan provides medical or death benefits with respect to current or former employees of the Company beyond their termination of employment (other than as required to avoid an excise tax under Code section 4980B); and (ii) the Company has complied in all material respects with the requirements of Code section 4980B.

                       (f) The consummation of the transactions contemplated by this Agreement will not: (i) entitle any individual to severance or termination pay; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any individual; or (iii) result in the payment that will be taken into account in determining whether there is an "excess parachute payment" under Code section 280G(b)(1).

                  5.22 ENVIRONMENTAL MATTERS. (i) The Company is and has been in compliance in all material respects with all applicable Safety and Environmental Laws; (ii) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company, and there is no civil, criminal or administrative judgement or notice of violation against the Company pursuant to Safety and Environmental Laws or principles of common law relating to pollution, protection of the Environment or health and safety; and (iii) there are no past or present events, conditions, circumstances, activities, practices, incidents, agreements, actions or plans which may prevent compliance with Environmental Laws, or which have given rise to or will give rise to Environmental Claims, individually or in the aggregate, in excess of

$125,000 or to Environmental Compliance Costs, individually or in the aggregate, in excess of $125,000.

                  5.23 TAXES.

                       (a) The Company has timely filed all returns with respect to Taxes required to be filed through the date hereof in a manner consistent with prior years and applicable laws and regulations and all such Tax returns are true and complete in all material respects. The Company timely paid all Taxes shown on such returns as are due through the date hereof, or that are claimed or asserted by any taxing authority to be due through the date hereof, except for those Taxes that are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established. With respect to any period for which Tax returns have not yet been filed, or for which Taxes are not yet due or owing, the Company has no liability for Taxes in each case other than Taxes incurred in the ordinary course of business or for which accruals are reflected in the Financials or the Interim Financials.

                       (b) No audit or other proceeding by any court, taxing authority, or similar person is pending or, to the knowledge of the Company, threatened with respect to any Taxes due from or with respect to the operations of the Company, or any Tax return filed by or with respect to the operations of the Company. No assessment of Taxes is proposed against the Company or any of its assets.

                  5.24 PATENTS, TRADEMARKS, ETC.

                       (a) The Company owns or has licensed or otherwise has the right to use all patents, trademarks, service marks, trade names, copyrights, licenses, franchises and other rights that are material to the operation of its business as presently conducted or proposed to be conducted.

                       (b) The Company owns, licenses or otherwise has the right to use all computer software, including the source codes thereto, that is material to the operation of its business as presently conducted or proposed to be conducted. All computer software owned by the Company, including the source codes thereto, is free and clear of all Liens (except Permitted Liens), has not in any material way been divulged to any third party and represents unique work product to which the Company has good and marketable title. The Company uses and has used its best efforts to secure and maintain its intellectual property rights in any and all computer software it owns. Duplicates of all such computer software, including the source codes thereto, are at a secure off-site location.

                       (c) No product, process, method, substance or other material presently owned, sold, licensed or employed by the Company, or which the Company contemplates owning, selling, licensing or employing, (i) infringes upon the patents, trademarks, service marks, copyrights or licenses that are owned by others or (ii) to the knowledge of the Company, is being infringed upon by any other Person. No liti gation is pending and no claim has been made against the Company or, to the knowledge of the Company, is threatened, contesting the right of the Company to own, sell, license or use any product, process, method, substance or other material presently owned, sold, licensed or employed by the Company or which the Company intends to acquire an ownership interest in, sell, license or employ. To the knowledge of the Company, no patent, invention, device, principle or any statute, law, rule, regulation, standard or code is pending or proposed which would be reasonably likely to have a Material Adverse Effect.

                  5.25 POTENTIAL CONFLICTS OF INTEREST. To the knowledge of the Company, except as set forth on SCHEDULE 5.25, no officer, director or Affiliate of the Company, and no relative or spouse of any such officer, director or
Affiliate: (a) owns, directly or indirectly, any interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, the Company; (b) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Company uses in the conduct of its business; or (c) has any cause of action or other claim whatsoever against, or owes any amount to, the Company, except for claims in the ordinary course of business such as for accrued vacation pay, accrued benefits under employee benefit plans, and similar matters and agreements arising in the ordinary course of business.

                  5.26 TRADE RELATIONS. To the knowledge of the Company, there exists no actual or threatened termination, cancellation or limitation of, or any adverse modification or change in, the business relationship or business of the Company, or its business with any customer or any group of customers whose use of its services are individually or in the aggregate material to the business of the Company, or with any material supplier, and there exists no condition or state of facts or circumstances that would have a Material Adverse Effect or prevent the Company from conducting its business after the consummation of the transactions contemplated by the Trans action Documents in substantially the same manner in which it heretofore has been conducted.

                  5.27 INDEBTEDNESS. SCHEDULE 5.27 lists (i) the principal amount of all Indebtedness of the Company (other than the Senior Subordinated Notes), (ii) the Liens that relate to such Indebtedness of the Company and that encumber the assets of the Company and (iii) the name of each lender thereof.

                  5.28 MATERIAL CONTRACTS. SCHEDULE 5.28 lists all contracts, agreements and commitments of the Company (other than the Transaction Documents) that are, or are required to be, filed as exhibits to any registration statement, proxy statement, report or other document filed, or to be filed, by the Company under the Securities Act or Exchange Act, and which have not, by their terms, expired or lapsed. All such contracts, agreements and commitments of the Company are in full force and effect and, to the knowledge of the Company with respect to other parties thereto, are binding upon the parties thereto in accordance with their terms. The Company is not in default under any such contract, agreement or commitment to which it is a party, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder. Except with respect to the Omni Agreement, the Company has no knowledge of any proposed, pending, or likely cancellation or termination of any such contract, agreement or commitment.

                  5.29 INSURANCE. SCHEDULE 5.29 sets forth all policies or binders of fire, liability, workman's compensation, vehicular or other insurance held by or on behalf of the Company (specifying the insurer, the policy number of covering note numbers with respect to binders and describing each pending claim thereunder of more than $10,000, other than any claim arising in the ordinary course of business under the Company's vendor single interest insurance policies). To the Company's knowledge, such policies and binders are in full force and effect. The Company is not in default in any material respect with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under such policy or binder in due and timely fashion.

                  5.30 PROJECTIONS. Prior to the date hereof, the Company delivered to the Purchasers financial projections as set forth in SCHEDULE 5.30 (the "PROJECTIONS"). The assumptions used in preparation of the Projections were reasonable when made and continue to be reasonable as of the date hereof and as of the Closing Date. The Projections have been prepared in good faith and the Projections give effect to the transactions contemplated by the Transaction Documents. The Purchasers acknowledge that the Projections contain assumptions about future events and that actual results during the period or periods covered may differ from the data and results contained in such Projections.

                  5.31 COMMISSION DOCUMENTS. The Company has filed all registration statements, proxy statements, reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and all amendments thereto (collectively, the "COMMISSION DOCUMENTS"), and the Company has furnished to the Purchasers correct and complete copies of all Commission Documents, each as filed with the Commission. Each Commission Document was true and accurate in all material respects when filed with the Commission and in compliance in all material respects with the requirements of its respective report form.

                  5.32 LENDING ACTIVITIES.

                       (a) All Vehicle Loans and all advertising, origination and servicing activities, procedures and materials with regard to all Vehicle Loans or accounts made, created, acquired, assumed, collected or serviced by Omni or the Company comply in all material respects with all applicable federal, state and local laws, ordinances, rules and regulations, including but not limited to those related to usury, truth-in-lending, consumer protection, equal credit opportunity, fair debt collection, rescission rights and disclosures, except where failure to comply would not have a Material Adverse Effect.

                       (b) SCHEDULE 5.32(b) hereto completely and accurately describes the Company's Current Policies Regarding Purchase of Retail Installment Vehicle Loans as in effect on the date hereof, and all existing Vehicle Loans comply in all material respects with such policies.

                                    ARTICLE 6

                               REPRESENTATIONS AND
                          WARRANTIES OF THE PURCHASERS
                          ----------------------------

                  Each Purchaser, severally and not jointly, represents and warrants to, and covenants and agrees with, the Company as follows:

                  6.1 EXISTENCE AND POWER. Such Purchaser:

                      (a) is duly organized and validly existing under the laws of the jurisdiction of its organization; and

                      (b) has the power and authority to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is currently proposed to be, engaged and to enter into this Agreement and the other Transaction Documents to which it is a party and perform its obligations hereunder and thereunder.

                  6.2 AUTHORIZATION; NO CONTRAVENTION. The execution, delivery and performance by such Purchaser of this Agreement and the Registration Rights
Agreement:

                      (a) is within such Purchaser's power and authority and has been duly authorized by all necessary partnership or corporate action, as the case may be;

                      (b) does not contravene the terms of such Purchaser's partnership agreement or certificate of incorporation, as the case may be, or other organizational documents, or any amendment thereof;

                      (c) will not violate, conflict with or result in any breach or contravention of or the creation of any Lien under, any Contractual Obligation of such Purchaser, or any order or decree directly relating to such Purchaser; and

                      (d) does not require approval, consent, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person, other than those that have been obtained or made on or prior to Closing.

                  6.3 BINDING EFFECT. Each of this Agreement and the Registration Rights Agreement has been duly executed and delivered by such Purchaser, and constitutes the legal, valid and binding obligation of such Purchaser enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.


                  6.4 NO LEGAL BAR. The execution, delivery and performance of this Agreement and the Registration Rights Agreement will not violate any Requirement of Law.

                  6.5 PURCHASE FOR OWN ACCOUNT. The Purchasers acknowledge that the Company intends to rely on the provisions of Regulation D under the Securities Act and file a notice on Form D with the Commission and similar notices with applicable state securities authorities in connection with the initial issuance and sale of the Senior Subordinated Notes, the Warrants, the Warrant Shares and the Shares. The Senior Subordinated Notes, the Warrants (including, for purposes of this Section 6.5, the Warrant Shares) and the Shares to be acquired, as applicable, by each Purchaser pursuant to this Agreement are being acquired for its own account and with no intention of distributing or reselling such securities or any part thereof in any transaction that would be in violation of the securities laws of the United States of America, or any state, without prejudice, however, to the rights of such Purchaser at all times to sell or otherwise dispose of all or any part of the Senior Subordinated Notes, the Warrants, the Warrant Shares and the Shares, as the case may be, under an effective registration statement under the Securities Act, an exemption from such registration available under the Securities Act, or registration or an exemption from registration pursuant to any applicable state securities laws, and subject, nevertheless, to the disposition of such Purchaser's property being at all times within its control. If such Purchaser should in the future decide to dispose of any of the Senior Subordinated Notes, the Warrants, the Warrant Shares or the Shares such Purchaser understands and agrees that it may do so only in compliance with the Securities Act and applicable state securities laws, as then in effect, and that stop-transfer instructions to that effect, where applicable, will be in effect with respect to such securities. If such Purchaser should decide to dispose of such securities (other than pursuant to its registration rights under the Registration Rights Agreement), the Purchaser, if requested by the Company, will have the obligation in connection with such disposition, at such Purchaser's expense, of delivering an opinion of counsel of recognized standing in securities law, in connection with such disposition to the effect that the proposed disposition of such securities would not be in violation of the Secu rities Act or any applicable state securities laws and, assuming such opinion is required and is otherwise appropriate in form and substance under the circumstances, the Company will accept, and will recommend to any applicable transfer agent or trustee for such securities that it accept, such opinion. Such Purchaser agrees to the imprinting, so long as, in the reasonable opinion of the Company and its counsel (but only in the event a legal opinion of the type specified in the preceding sentence has not been delivered to the Company by such Purchaser), required by law of a legend on certificates representing the Senior Subordinated Notes, the Warrants, the Shares and the Warrant Shares to the following effect: "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED, QUALIFIED, APPROVED OR DISAPPROVED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS. NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF THESE SECURITIES."

                  6.6 INVESTMENT COMPANY. Neither such Purchaser nor any Person controlling such Purchaser is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

                  6.7 BROKER'S, FINDER'S OR SIMILAR FEES. Except as otherwise set forth in this Agreement, there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection with the offer or sale of the Senior Subordinated Notes, the Warrants and the Shares contemplated hereby based on any agreement, arrangement or understanding with such Purchaser or any action taken by such Purchaser.


                                    ARTICLE 7

                                 INDEMNIFICATION
                                 ---------------

                  7.1 INDEMNIFICATION BY THE COMPANY. In addition to all other sums due hereunder or provided for in this Agreement, the Company agrees to indemnify and hold harmless the Purchasers and their respective Affiliates (including, without limitation, BBH & Co.) and their respective officers, directors, agents, employees and partners (each, an "INDEMNIFIED PARTY") to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements and other charges of counsel) or other liabilities ("LOSSES") resulting from any breach of any representation or warranty, covenant or agreement of the Company in the Transaction Documents or any legal, administrative or other actions (including actions brought by any equity holders of the Company or derivative actions brought by any Person claiming through the Company or in the Company's name), proceedings or investigations (whether formal or informal), or written threats thereof, based upon, relating to or arising out of this Agreement, the Senior Subordinated Notes, the Warrants, the Registration Rights Agreement, any other Transaction Document, the transactions contemplated hereby, or any indemnified party's role therein or in the transactions contemplated hereby; PROVIDED, HOWEVER, that the Company shall not be liable under this Section 7.1: (a) for any amount paid in settlement of claims without the Company's consent (which consent shall not be unreasonably withheld), (b) with respect to Losses arising solely out of actions brought by the partners of the Fund or Progressive against an indemnified party or by one indemnified party against another or (c) to the extent that it is finally judicially determined that such Losses resulted primarily from the willful misconduct, bad faith or gross negligence of such indemnified party or a breach of the indemnified party's representations in
Article 6; PROVIDED, FURTHER, that if and to the extent that such indemnification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such indemnified liability which shall be permissible under applicable laws. In connection with the obligation of the Company to indemnify for expenses as set forth above, the Company further agrees to reimburse each indemnified party for all such documented expenses (including reasonable fees, disbursements and other charges of counsel) as they are incurred by such indemnified party; PROVIDED, HOWEVER, that if an indemnified party is reimbursed hereunder for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that the Losses in question resulted primarily from the willful misconduct, bad faith or gross negligence of such indemnified party.

                  7.2 NOTIFICATION. Each indemnified party under this Article 7 will, promptly after the receipt of notice of the commencement of any action or other proceeding against such indemnified party in respect of which indemnity may be sought from the Company under this Article 7, notify the Company in writing of the commencement thereof. The omission of any indemnified party so to notify the Company of any such action shall not relieve the Company from any liability which it may have to such indemnified party other than pursuant to this Article 7 or, unless, and only to the extent that, such omission results in the Company's forfeiture of substantive rights or defenses. In case any such action or other proceeding shall be brought against any indemnified party and it shall notify the Company of the commencement thereof, the Company shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; PROVIDED, HOWEVER, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company's expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such indemnified party, any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advisable; PROVIDED, HOWEVER, that in no event shall the Company be required to pay fees and expenses under this Section 7 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions. The Company shall not, without the consent of the indemnified party (which consent shall not be unreasonably withheld), consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the Company. The rights accorded to indemnified parties hereunder shall be in addition to any rights that any indemnified party may have at common law, by separate agreement or otherwise.

                  7.3 REGISTRATION RIGHTS AGREEMENT. Notwithstanding anything to the contrary in this Article 7, the indemnification and contribution provisions of the Registration Rights Agreement shall govern any claim made with respect to registration statements filed pursuant thereto or offers or sales made thereunder.


                                    ARTICLE 8

                        PRE-CLOSING AFFIRMATIVE COVENANTS
                        ---------------------------------

                  8.1 OPERATION OF COMPANY. From and after the date hereof through the Closing, the Company shall not enter into any transaction or take any action other than in the ordinary course of business, except that the Company may enter into such transactions and take such other actions outside of the ordinary course of business, in each case as may be specifically approved in writing by the Purchasers.

                  8.2 EXCLUSIVITY. From the date hereof through the earlier of the Closing Date or January 31, 1998, the Company shall not enter into discussions or negotiations with any Persons other than the Purchasers in respect of any transaction similar in nature to any transaction contemplated by this Agreement; PROVIDED, HOWEVER, that the Company may have discussions or negotiations with a potential

"underwriter" (as defined in Section 2(11) of the Securities Act) in connection with a Public Offering by the Company.


                                    ARTICLE 9

                              AFFIRMATIVE COVENANTS
                              ---------------------

                  Until the payment of all principal of and interest on the Notes and all other amounts due at the time of payment of such principal and interest under this Agreement, including, without limitation, all expenses and amounts due at such time in respect of indemnity obligations under Article 7 (except with respect to Sections 9.1(c), 9.7, 9.8, 9.9(a), 9.9(b), 9.10, 9.11
and 9.14, which shall survive in accordance with the terms thereof), the Company hereby covenants and agrees (a) with the Purchasers, with respect to all of this
Article 9, and (b) with all other Holders, with respect to all of this Article 9 except Sections 9.1(c), 9.9, 9.10 and 9.14 that, unless the Purchasers or such other Holders, as the case may be, waives compliance in writing:

                  9.1 FINANCIAL STATEMENTS. The Company shall deliver to the Purchasers and any other Holder:

                      (a as soon as available, but not later than ninety (90) days after the end of each fiscal year of the Company, a copy of the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such year and the related consolidated statements of income and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous year, all in reasonable detail and accompanied by a management summary and analysis of the operations of the Company and its Subsidiaries for such fiscal year and by the opinion of a nationally recognized independent public accounting firm which report shall state that such consolidated financial statements present fairly in all material respects the financial position for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except to the extent of any inconsistency resulting solely from the fact that the Company's predecessor was a limited partnership);

                       (b as soon as available and, in any event within 45 days of each of the first three fiscal quarters of each year commencing with the fiscal quarter ended March 31, 1998, the unaudited consolidated balance sheet of the Company and its Subsidiaries, and the related consolidated statements of income and cash flow for such quarter and for the period commencing on the first day of the fiscal year and ending on the last day of such quarter, all certified by an appropriate officer of the Company;

                       (c budgets, documentation of material financial transactions, projections, operating reports, acquisition analyses, presentations to banks, financial institutions or potential investors, consultants' reports and such other financial and operating data of the Company and its Subsidiaries as the Fund or Progressive reasonably may request (any such information to be subject to the provisions of Section 9.9(b)) (PROVIDED that this Section 9.1(c) shall only require the Company to furnish the information specified herein to the Purchasers and shall only be binding upon the Company with respect to each of the Fund, the Progressive Entities and ML so long as the Fund, the Progressive Entities or ML, as the case may be, holds (i) more than 33% of its or their Purchaser Shares or (ii) any of the Notes);

                      (d at any time when it is not subject to Section 13 or 15(d) of the Exchange Act, upon request, to the Purchasers and any prospective purchaser of Notes, Warrants, Warrant Shares or Shares, information of the type that would satisfy the requirement of subsection (d)(4)(i) of Rule 144A (or any similar successor provision) under the Securities Act; and

                      (e except as otherwise provided in Section 9.1(a) and (b), promptly after the same are filed, copies of all reports, statements and other documents filed with the Commission.

                  9.2 CERTIFICATES; OTHER INFORMATION. The Company shall furnish to the Purchasers and to any other Holder:

                      (a concurrently with the delivery of the financial statements referred to in Section 9.1(a) and (b) above, a certificate of the Company's Chief Financial Officer stating that, to the best of such officer's knowledge, there exists no Default under or breach of Articles 9 and 10, except as specified in such certificates; and

                      (b concurrently with the delivery of the financial statements referred to in Sections 9.1(a) and (b) above, a certificate of an officer of the Company including calculations set forth in reasonable detail showing the Company's compliance with the financial covenants contained in Sections 10.1, 10.2 and 10.6.

                  9.3 PRESERVATION OF CORPORATE EXISTENCE. The Company shall, and shall cause each of its Subsidiaries to:

                      (a preserve and maintain in full force and effect its corporate existence and good standing under the laws of its jurisdiction of incorporation or organization (except (i) in the event that the Company merges or consolidates into another Person in a transaction in compliance with Section
10.3 hereof, or (ii) in the event of a merger of wholly owned Subsidiaries of the Company with or into each other; PROVIDED that in each case the surviving Person shall preserve and maintain in full force and effect its corporate existence and good standing under the laws of its jurisdiction of incorporation or organization); and

                      (b preserve and maintain in full force and effect all material rights, privileges, qualifications, licenses and franchises necessary in the normal conduct of its business.

                  9.4 PAYMENT OF OBLIGATIONS. The Company shall, and shall cause each of its Subsidiaries to, pay and discharge as the same shall become due and payable, all their respective obligations and liabilities, including without limitation:

                      (a all Tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings and adequate reserves in accordance with GAAP are being maintained by the Company or such Subsidiary;

                      (b all lawful claims which the Company and each of its Subsidiaries are obligated to pay, which are due and which, if unpaid, might by law become a Lien (other than a Permitted Lien) upon its property unless the same are being contested in good faith by appropriate proceedings and adequate reserves in accordance with GAAP are being maintained by the Company or such Subsidiary; and

                      (c all payments of principal and interest when due (giving effect to any grace periods relating thereto) on Indebtedness.

                  9.5 COMPLIANCE WITH LAWS. The Company shall comply, and shall cause each of its Subsidiaries to comply, in all material respects with its articles or certificate of incorporation and by-laws or other organizational or governing documents and all Requirements of Law and with the directions of any Governmental Authority having jurisdiction over it or its business, except such as to which such failure to comply would not have a Material Adverse Effect.

                  9.6 NOTICES. Upon knowledge of the Chief Executive Officer, the President, the Chairman, the Vice Chairman, any Executive Vice-President or the Chief Financial Officer of the Company of the events described below, the Company shall give prompt written notice (but in any event within 10 days) to each holder of Notes:

                      (a of the occurrence of any Default under, or breach of, any of the provisions of Articles 9 or 10;

                      (b of any (i) material default or event of default under any Senior Indebtedness, Indebtedness pari passu in respect of payment with the Notes or any other material Contractual Obligation of the Company or any of its Subsidiaries, or (ii) material dispute, litigation, investigation, proceeding or suspension which may exist at any time between the Company or any of its Subsidiaries and any Governmental Authority; and

                      (c Each notice pursuant to this Section 9.6 shall be accompanied by a statement by the Chief Executive Officer, President or Chief Financial Officer of the Company setting forth details of the occurrence referred to therein and stating what action the Company has taken or proposes to take with respect thereto.

                  9.7 ISSUE TAXES. Until the earlier of (x) the exercise of all of the Warrants and issuance of the Warrant Shares or (y) the expiration of the Warrants in accordance with their terms, the Company shall pay, or cause to be paid, all documentary and similar taxes (excluding income or capital gains taxes) levied under the laws of any applicable jurisdiction in connection with the initial issuance of the Senior Subordinated Notes, the Warrants, the Warrant Shares and the Shares and the execution and delivery of the other agreements and documents contemplated hereby and any modification of the Senior Subordinated Notes, the Warrants or such other agreements and documents and will hold the Purchasers harmless, without limitation as to time, against any and all liabilities with respect to all such taxes.

                  9.8 RESERVATION OF SHARES. Until the earlier of (x) the exercise of all of the Warrants and the issuance of the Warrant Shares or (y) the expiration of the Warrants in accordance with their terms, the Company shall at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue or delivery upon exercise of all outstanding Warrants as provided therein, such number of shares of Common Stock as shall then be issuable or deliverable upon the exercise of all outstanding Warrants. Such shares of Common Stock shall, when issued or delivered against payment therefor in accordance with the terms of the Warrants, be duly and validly issued and fully paid and non-assessable.

                  9.9 INSPECTION; CONFIDENTIALITY.

                      (a So long as any of the Fund, the Progressive Entities or ML, as the case may be, holds (i) more than 33% of its or their Purchaser Shares or (ii) any of the Notes, the Company will permit, and will cause each of its Subsidiaries to permit, representatives of such Purchaser(s) to visit and inspect any of its properties, to examine its corporate, financial and operating records and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with their respective directors, officers and independent public accountants, all at such reasonable times during normal business hours without interfering with the normal conduct of the Company's business or operations and as often as may be reasonably requested, upon reasonable advance notice to the Company. All expenses incurred by each Purchaser in connection with the foregoing shall be payable by such Purchaser; PROVIDED, HOWEVER, that if any Default or Event of Default shall have occurred and be continuing, all such expenses shall be payable by the Company.

                    (b Each Purchaser will maintain as confidential any confidential or proprietary information obtained from the Company pursuant to
Section 9.9(a) or 9.1(c) (other than information which (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by any of the Purchasers or any of their representa tives), (ii) is available to such Purchaser on a non-confidential basis from a source other than the Company or its Subsidiaries, provided that such source was not known by such Purchaser to be bound by a confidentiality agreement with, or other duty of confidentiality to, the Company or any of its Subsidiaries, (iii) has been independently developed by such Purchaser or (iv) which was obtained more than one year prior to such disclosure), and shall not disclose any information obtained from the Company pursuant to Section 9.9(a) or 9.1(c) and required to be maintained as confidential pursuant hereto, except (a) after advising them of the confidential nature of such information and their responsibility to maintain such confidentiality, by the Fund to BBH & Co. and its advisors, representatives, agents, partners and employees who need to know such information to perform their duties, (b) after advising them of the confidential nature of such information and their responsibility to maintain such confidentiality, to the respective advisors, representatives, agents, partners (and their representatives and advisors) and employees of each Purchaser who need to know such information to perform their duties, (c) to any prospective transferee of the Senior Subordinated Notes, the Warrants, the Warrant Shares or the Shares or of an interest in the Fund, the Progressive Entities or ML or in a successor to the Fund sponsored by BBH & Co., upon the execution of a confidentiality agreement in form and substance reasonably satisfactory to the Company, (d) as may be required by law (including a court order, subpoena or other administrative order or process) or applicable regulations to which such Purchaser is or becomes subject, as, and only to the extent, determined by outside legal counsel and only following, if practicable, prior notice to the Company (but excluding any obligation of disclosure with respect to information furnished pursuant to Section 9.1(c) hereof, to the extent arising solely from the fact that a Purchaser desires to offer or sell all or any part of the Notes, Warrants, Warrant Shares or Shares), (e) in connection with any litigation arising out of or related to this Agreement, (f) to the executive officers of the Company or any of its Subsidiaries, or (g) with the consent of the Company. In connection with clauses (a) and (b) of the preceding sentence, it is understood and agreed that each Purchaser shall be responsible for any breach of the provisions of this Section 9.9(b) by any of its advisors, representatives, agents, partners and employees.

                  9.10  BOARD REPRESENTATION; VISITATION RIGHTS.

                        (a The Company shall at or prior to the Closing Date cause two vacancies to be created on its Board of Directors (by increasing the number of members of the Board of Directors or otherwise) and at the Closing Date shall cause the persons designated by the Fund and the Progressive Entities to be elected to its Board of Directors. Such designees shall serve until the annual meeting of stock holders of the Company immediately following the election of such person to the Board of Directors.

                        (b Commencing with the annual meeting of stockholders of the Company immediately following the election of such persons to the Board of Directors, and at each annual meeting of stockholders of the Company thereafter, each of (i) the Fund and (ii) the Progressive Entities shall be entitled to nominate (in addition to any rights granted to the holders of Common Stock as set forth in the Company's articles or certificate of incorporation), from time to time, one director to the Company's Board of Directors; PROVIDED, THAT each of (i) the Fund and (ii) the Progressive Entities shall be entitled to nominate a director to the Board of Directors only so long as the Fund or the Progressive Entities, as the case may be, holds either (x) at least 50% of the aggregate outstanding principal amount of the Notes initially issued to such Purchaser(s) or (y) at least 50% of the Purchaser Shares initially issued to such Purchaser(s). The Company shall cause such nominees of the Fund and the Progressive Entities to be included in the slate of nominees recommended by the Board to the Company's stockholders for election as directors, and the Company shall use its reasonable best efforts to cause the election of such nominees, including voting all shares for which the Company holds proxies (excluding any proxy submitted by a stockholder with other directions) or is otherwise entitled to vote, in favor of the election of such person.

                        (c In the event any such nominee of either the Fund or the Progressive Entities shall cease to serve as a director for any reason, other than by reason of such Purchaser(s) not being entitled to nominate a nominee as provided in Section 9.10(b), the Company shall use its reasonable best efforts to cause the vacancy resulting thereby to be filled by a nominee of such Purchaser(s).

                        (d In the event that the Board of Directors of the Company establishes committees from time to time, the nominee of the Fund shall have the right, upon the Fund's request, to serve on each such committee. If the Fund (a) is not entitled to nominate a nominee as provided in Section 9.10(b) or
(b) elects not to nominate its nominee to any such committee, but, in each case the Progressive Entities are still entitled to nominate a nominee as provided in
Section 9.10(b), the nominee of the Progressive Entities shall have the right, upon the Progressive Entities' request, to serve on each such committee. If the Company creates any Subsidiaries, each Subsidiary's Board of Directors (and each committee thereof) shall consist of the same members as the Company's Board of Directors (and each analogous committee thereof).

                        (e So long as the Fund, the Progressive Entities or ML, as the case may be, owns more than 25% of (i) the aggregate outstanding principal amount of the Notes initially issued to such Purchaser(s) or (ii) the number of Purchaser Shares initially issued to such Purchaser(s), in addition to the rights granted pursuant to Sections 9.10(a) and (b) above, such Purchaser(s) shall have the right to have a representative attend all regular and special meetings of the Board of Directors of the Company and its Subsidiaries and any committees thereof. The visitation rights set forth above shall include the right to receive the same notice and materials provided to members of the Board of Directors of the Company and each committee thereto.

                  9.11 REGISTRATION AND LISTING. If any Warrant Shares require registration with or approval of any Governmental Authority under any federal or state or other applicable law before such shares of Common Stock may be issued or delivered upon exercise of the Warrants, the Company will in good faith and as expeditiously as possible endeavor to cause such shares of Common Stock to be duly registered or approved, as the case may be, unless such registration or approval is required solely because of a breach of such Purchasers' representation contained in Section 6.5. In the event that, and so long as, the Common Stock (or any series or class of Capital Stock into which the Common Stock is reorganized, reclassified, reconstituted or otherwise changed) is listed on the NYSE or quoted or listed on any other national securities exchange or Nasdaq, the Company will, if permitted by the rules of such system or exchange, quote or list and keep quoted or listed on such exchange or Nasdaq, upon official notice of issuance, the Shares and all Warrant Shares. In addition, the Company will in good faith and as expeditiously as possible endeavor to obtain private placement numbers for the Notes, the Purchaser Shares and the Warrants (or any series or class of Capital Stock into which the Purchaser Shares are, or may be, reorganized, reclassified, reconstituted or otherwise changed), as assigned by the CUSIP Service Bureau of Standard & Poor's Corporation. The covenant provided in this Section 9.11 shall survive until there are no Holders.

                  9.12 USE OF PROCEEDS. The proceeds of the Senior Subordinated Notes, the Warrants and the Shares shall be used by the Company only (a) to fund the purchase of Vehicle Loans by the Company in the ordinary course of business and in a manner consistent with past practice (including cash deposits in connection therewith), (b) for working capital requirements, (c) for general corporate purposes (including repayment of outstanding borrowings under the $8.0 million principal amount working capital subfacility of the Credit Agreement), (d) cash deposits in connection with Permitted Securitization Transactions, (e) for the repayment of up to $12,170,958 of Indebtedness of the Company outstanding under the Morgan Note Purchase Agreement and (f) for the payment of fees and expenses in connection with the transactions contemplated in the Transaction Documents.

                  9.13 PAYMENT OF NOTES. The Company shall pay the principal of, interest on and other amounts due in respect of, the Notes on the dates and in the manner provided herein and in the Notes.

                  9.14 SALE OF COMPANY. Until the Purchasers do not hold any Warrants (whether as a result of exercise or expiration), in the event of a contemplated sale of all of the Capital Stock of the Company (by way of merger or otherwise), the Company shall, if requested by the Purchasers, use its reasonable best efforts to cause such sale transaction to be structured in a manner that requires the purchaser(s) to purchase the Warrants from the Purchasers at a price equal to the consideration the Purchasers would have received had it exercised the Warrants immediately prior to the consummation of such sale transaction less the exercise price of such Warrants.

                  9.15 ALLOCATION FOR TAX PURPOSES. For purposes of Treasury Regulation section 1.1273-2(h), the Senior Subordinated Notes and the Warrants shall be treated as an investment unit. The amount of the Unit Purchase Price which is allocable to the Senior Subordinated Notes shall equal $36,883,228, and the amount of the Unit Purchase Price which is allocable to the Warrants shall equal $3,116,772. The parties hereto shall file all returns and statements in respect of Taxes in a manner which is consistent with the foregoing allocation.

                  9.16 INFORMATION ON INTERNAL RATE OF RETURN. Upon the occurrence of an event that (i) permits the holders of the Notes to require a Mandatory Redemption and (ii) that would require the Company to consider the "internal rate of return" of any of the Purchasers pursuant to the second paragraph of Section 3.1 of the Notes, each of the Purchasers shall promptly deliver to the Company, but in any event within 5 Business Days after receiving a written request, a certificate setting forth in reasonable detail the calculation of its "internal rate of return," including any documents reasonably supporting such calculation. The determination of "internal rate of return" set forth in such certificate, which shall be prepared in good faith, shall be conclusive and binding on the Company in the absence of manifest error. The Company shall maintain as confidential any information contained in such certificate or obtained from the Purchasers in connection with the determination of the Purchasers "internal rate of return" under terms and conditions substantially identical to Section 9.9(b) hereof.

                                   ARTICLE 10

                        NEGATIVE AND FINANCIAL COVENANTS
                        --------------------------------

                  Until the payment of all principal of and interest on the Notes and all other amounts due at the time of payment of such principal and interest under this Agreement, including, without limitation, all expenses and amounts due at such time in respect of indemnity obligations under Article 7 (except with respect to Sections 10.4, 10.13 and 10.14, which shall be binding upon the Company until the sale by the Purchasers of more than 66% of the aggregate amount of the Purchaser Shares), the Company covenants and agrees as follows:

                  10.1 MINIMUM CONSOLIDATED NET WORTH. The Company shall not permit Consolidated Net Worth for any fiscal quarter to be less than (a) $25,890,000 PLUS (b) on a cumulative basis commencing with the fiscal quarter ending March 31, 1998, fifty percent (50%) of Net Income (if positive) for each fiscal quarter of the Company and its Subsidiaries ending on and after March 31, 1998 PLUS (c) one hundred percent (100%) of the proceeds (after payment of the Company's fees and expenses) received by the Company from any Public Offering or private placement of Capital Stock after the Closing Date (including the issuance and sale of the Shares).

                  10.2 ADJUSTED INTEREST EXPENSE. The Company's EBIT DIVIDED by Consolidated Total Interest Expense for each period of four consecutive fiscal quarters ending December 31, 1997 and thereafter shall be at least 1.4:1.0.

                  10.3 CONSOLIDATIONS AND MERGERS. The Company shall not merge, consolidate with or into, or convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whenever acquired), except the Company may consolidate or merge with or into, or sell all or substantially all of its assets to, any Person if:

                       (a) The corporation or partnership formed by such consolidation or surviving such merger or the Person which acquires all or substantially all of the assets of the Company shall be (after giving effect to such transaction) a Solvent corporation or partnership organized or formed, as the case may be, and existing under, the laws of the United States, any state thereof, or the District of Columbia and shall expressly assume in writing all of the obligations of the Company under this Agreement, the Notes, the Warrants and the Registration Rights Agreement;

                       (b) immediately after giving effect to such transaction,
(i) no default under the provisions of Articles 9 and 10 exists and (ii) the corporation or partnership formed by such consolidation or surviving such merger or the Person which acquires all or substantially all of the assets of the Company shall not be prohibited from incurring at least $1.00 of additional Indebtedness without violating any of the provisions of this Agreement;

                       (c) the corporation or partnership formed by or surviving any such transaction or the Person that acquires all or substantially all of the assets of the Company shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and

                       (d) the Company shall have furnished to the Holders (i) an opinion of outside counsel reasonably satisfactory to the holders of a majority in interest of the Notes, addressing the matters (other than solvency) set forth in clause (a) above and (ii) the certificate of the Chief Financial Officer of the Company to the effect that such transaction has been consummated in compliance with the foregoing requirements; PROVIDED that nothing in this
Section 10.3 shall affect the rights of any holder of the Notes, the Warrants or the Common Stock under this Agreement, the Notes, the Warrants or the Registration Rights Agreement.

                  10.4 TRANSACTIONS WITH AFFILIATES. Except as set forth in
SCHEDULE 10.4 and for payments permitted under Section 10.9, the Company shall not, and shall not permit any of its Subsidiaries to, enter into any transaction with any Affiliate of the Company (other than the Company's Subsidiaries) or of any such Subsidiary (other than the Company), except (i) in the ordinary course of business and pursuant to the reasonable requirements of the business of the Company or such Subsidiary, (ii) on terms no less favorable to the Company or such Subsidiary than those the Company or such Subsidiary would obtain in a comparable arm's-length transaction with a Person not an Affiliate of the Company or such Subsidiary and (iii) following the prior approval of a majority of the members of the Board of Directors of the Company.

                  10.5 NO INCONSISTENT AGREEMENTS. Neither the Company nor any of its Subsidiaries shall (a) enter into any loan or other agreement after the date hereof or (b) amend or modify any currently existing loan or other agreement, which in each case by its terms restricts or prohibits the ability of the Company to pay the principal of or interest on the Notes or to issue the Warrant Shares in accordance with the terms of this Agreement and the Warrants; PROVIDED, HOWEVER, that the foregoing shall not prevent the Company from entering into loan or other agreements that contain, or any amendment or other modification to any currently existing credit agreement to provide, restrictions on the ability of the Company to optionally redeem or prepay the Notes, following the occurrence of a default or event of default under such agreements.

                  10.6 LIMITATION ON INDEBTEDNESS.

                       (a) Neither the Company nor any of its Subsidiaries shall, directly or indirectly, issue, assume or otherwise incur any Indebtedness, other than: (i) Indebtedness under this Agreement and the Notes,
(ii) Junior Subordinated Indebtedness, (iii) Intercompany Indebtedness, (iv) Indebtedness under the Credit

Agreement or other similar facilities in an amount not exceeding $100 million, which increases to an amount equal to the product of the Consolidated Tangible Net Worth of the Company multiplied by five multiplied by 0.6, and (v) Senior Indebtedness (to the extent not incurred under subsection (iv) of this Section 10.6) and Indebtedness that is pari passu with the Indebtedness incurred under the Notes, but only to the extent that, in the case of this clause (v), immediately after giving effect thereto, the ratio of Total Indebtedness to Consolidated Tangible Net Worth does not exceed 5.0:1.0).

                       (b) The Company shall not incur any Indebtedness if such Indebtedness is subordinate or junior in right of payment to Senior Indebtedness (as defined in Article 12) unless such Indebtedness is pari passu with the Indebtedness incurred under the Notes or is Junior Subordinated Indebtedness.

                  10.7 LIMITATION ON LIENS. Neither the Company nor any of its Subsidiaries shall create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, other than: (i) Liens in favor of the Company or its Subsidiaries; (ii) Liens to secure Taxes, assessments and other governmental charges in respect of obligations not overdue or being contested in good faith by appropriate proceedings or Liens on properties to secure claims for labor, material or supplies in respect of obligations not overdue or being contested in good faith by appropriate proceedings; (iii) deposits or pledges made in connection with, or to secure payment of, workmen's compensation, unemployment insurance, old age pensions or other social security obligations; (iv) Liens on properties in respect of judgments or awards, (a) the Indebtedness with respect to which is in respect of judgments or awards that have been in force for less than the applicable period for taking an appeal so long as execution is not levied thereunder or in respect of which the Company shall at the time in good faith be prosecuting an appeal or proceedings for review and in respect of which a stay of execution shall have been obtained pending such appeal or review or (b) that would not give rise to a Default under
Section 11.1(ix); (v) Liens of carriers, warehousemen, mechanics and materialmen, and other like Liens on properties in respect of obligations not overdue or being contested in good faith by appropriate proceedings; (vi) encumbrances consisting of easements, rights of way, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto, landlord's or lessor's liens under leases to which the Company or a Subsidiary of the Company is a party, and other minor Liens or encumbrances none of which in the opinion of the Company interferes materially with the use of the property affected in the ordinary conduct of the business of the Company and its Subsidiaries, which defects do not individually or in the aggregate have a materially adverse effect on the business of the Company individually or of the Company and its Subsidiaries on a consolidated basis; (vii) presently outstanding Liens listed on SCHEDULE 10.7 hereto; (viii) any Lien on equipment, software or real property securing Indebtedness incurred or assumed for the sole purpose of financing all or part of the cost of acquiring such equipment or real property, PROVIDED that such Lien attaches to such asset concurrently with or within 10 days after the acquisition thereof; (ix) Liens in respect of Senior

Indebtedness permitted to be incurred under Section 10.6 of this Agreement; (x) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, tenders, bids, leases or other obligations of a like nature incurred in the ordinary course of business by the Company or its Subsidiaries; (xi) Liens on property of a Person existing at the time such Person becomes a Subsidiary of the Company, its assets are acquired by a Subsidiary of the Company, or such Person and the Company merge or consolidate in a transaction in compliance with Section 10.3; PROVIDED that such Liens were in existence prior to the contemplation of such merger, acquisition or consolidation and do not extend to any assets other than those of the Person merging or consolidating with the Company; (xii) Liens on property existing at the time of acquisition thereof by the Company or any of its Subsidiaries, PROVIDED that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than that being acquired;
(xiii) Liens on cash deposits made for the purpose of enhancing the credit of Special Purpose Subsidiaries; and (xiv) other Liens arising in the ordinary course of and incidental to the conduct of the business of the Company and its Subsidiaries, which in the aggregate do not materially impair the use of such properties for the purposes for which such properties are held by the Company or its Subsidiaries, PROVIDED that the aggregate amount of the obligations secured by Liens permitted under this clause (xiv) shall not exceed $100,000 at any one time outstanding (collectively, "PERMITTED LIENS").

                  10.8 INVESTMENTS. Neither the Company nor any of its Subsidiaries shall make any Investment, except for (i) Investments in Temporary Cash Investments; (ii) Investments existing as of the date hereof and listed on
SCHEDULE 10.8A; (iii) Investments by the Company in Subsidiaries of the Company existing on the Closing Date; (iv) Investments consisting of non-cash consideration received as proceeds of Dispositions permitted by Section 10.10;
(v) Investments consisting of loans and advances to employees for moving, entertainment and travel (other than ordinary course business expenses) not to exceed $250,000 in the aggregate at any time outstanding; (vi) Investments in Special Purpose Subsidiaries formed for the purpose of effectuating Permitted Securitization Transactions; (vii) purchases of Vehicle Loans consistent with the Company's Current Policies Regarding Purchase of Retail Installment Vehicle Loans as in effect from time to time that are made pursuant to good faith bona fide transactions; (viii) Investments by the Company in Subsidiaries of the Company engaging in the commercial or consumer finance and/or related service businesses, all as approved in advance by a majority of the members of the Board of Directors of the Company and in an amount in any Fiscal Year not in excess of 30% of the Consolidated Net Worth of the Company based on the most recent audited financial statements of the Company; (ix) Investments by the Company or its Subsidiaries as a result of the bankruptcy or reorganization of customers, suppliers, auto dealers and referral salesmen and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business of the Company or its Subsidiaries; (x) Investments consisting of advances to customers, suppliers, auto dealers and referral salesmen, in each case if created, acquired or made in the ordinary course of business, payable or dischargeable in accordance with customary trade terms, and in accordance with past practice; and (xi) additional Investments not to exceed $100,000 in the aggregate.

                  10.9 LIMITATIONS ON RESTRICTED PAYMENTS. Neither the Company nor any of its Subsidiaries will declare or make any Restricted Payment, except that the Company may, so long as no Default or Event of Default shall have occurred and be continuing or would occur as a result of any such Restricted Payment, (i) purchase, redeem, retire or otherwise acquire or pay dividends in respect of shares of the Company's Capital Stock in an amount not to exceed $250,000 in any 12-month period; (ii) pay dividends to the holders of the Company's or any Subsidiary's Preferred Stock; (iii) purchase, redeem or retire Junior Subordinated Indebtedness in exchange for Capital Stock of the Company, PROVIDED that any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock issued in exchange for (A) Existing Junior Subordinated Indebtedness if issued (x) on or prior to March 31, 1998, shall have an issue, exchange, exercise or conversion price, as the case may be, equal to the greater of $5.25 per share (subject to appropriate adjustments for stock splits, stock dividends and the like) or Current Market Price at the time a definitive agreement to exchange is entered into or (y) after March 31, 1998, shall have an issue, exchange, exercise or conversion price, as the case may be, equal to no less than the Current Market Price at the time a definitive agreement to exchange is entered into, and (B) Junior Subordinated Indebtedness (other than the Existing Junior Subordinated Indebtedness) shall be issued at an issue, exchange, exercise or conversion price, as the case may be, equal to no less than the Current Market Price at the time a definitive agreement to exchange is entered into; (iv) purchase, redeem or retire Existing Junior Subordinated Indebtedness in exchange for cash to the extent that such Existing Junior Subordinated Indebtedness is purchased, redeemed or retired only at its stated and scheduled maturity and no sooner; and (v) purchase, redeem or retire Preferred Stock of the Company (x) in exchange for shares of Common Stock of the Company, but only so long as such shares of Common Stock are to be issued at a price no less than the Current Market Price of the Common Stock at the time a definitive agreement relating to such purchase, redemption or retirement is executed or (y) with the proceeds of the issuance and sale of additional shares of Preferred Stock, but only so long as such shares of Preferred Stock are issued in a transaction approved by a majority of the non-employee directors of the Company (EXCLUDING, HOWEVER, in all cases, Gary L.
Shapiro).

                  10.10 DISPOSITIONS OF ASSETS. The Company shall not, and shall not permit any of its Subsidiaries to, make any Disposition (excluding any transaction made in compliance with Section 10.3 hereof) unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such disposition at least equal to the fair market value of the assets sold or otherwise disposed of and, in the case of a lease of assets, a lease providing for rent and other conditions which are no less favorable than the then prevailing market conditions, (ii) the Company shall apply, or cause a Subsidiary to apply, the Net Sale Proceeds from such disposition within 180 days of receipt thereof (A) to make Investments in assets or properties that will be used in the business of the Company and its Subsidiaries consistent with
Section 10.13 hereto or (B) to repay any Indebtedness of the Company, and (iii) no Default or Event of Default shall have occurred and be continuing or would occur as a result of any such Disposition. Notwithstanding the foregoing sentence, the Company may sell or transfer its assets or properties in the ordinary course of business consistent with past practice, including transfers made in a Permitted Securitization Transaction and such transactions shall not be subject to the conditions set forth in the previous sentence.

                  10.11 FUTURE ISSUANCES OF PREFERRED STOCK. The Company shall not, and shall not permit any of its Subsidiaries to, issue any shares of Preferred Stock unless (i) no Default or Event of Default shall have occurred and be continuing or would occur as a result of any such issuance; and (ii) if the shares of Preferred Stock are convertible or exchangeable into shares of the Company's Common Stock, the conversion or exchange price of such Preferred Stock shall be no less than 120% of the Current Market Price on the date a definitive purchase agreement with respect to the issuance of such Preferred Stock is executed.

                  10.12 CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE COMPANY AND ITS SUBSIDIARIES. Except with the prior written consent of the Purchasers, no amendments to the articles or certificate of incorporation or by-laws of the Company or any of its Subsidiaries that would adversely affect the Company's obligation to pay the principal of and interest on the Notes shall be effected.

                  10.13 LINE OF BUSINESS. The Company shall not, and shall not permit any of its Subsidiaries to, engage in the conduct of any business other than the business of the Company and its Subsidiaries in connection with the purchase and securitization of Vehicle Loans as such businesses exist on the Closing Date or in other commercial or consumer finance and/or related service businesses.

                  10.14 VEHICLE LOAN POLICY. Except with the prior approval of the majority of the Board of Directors of the Company, the Company shall not materially modify or amend its Current Policies Regarding Purchase of Retail Installment Vehicle Loans.


                                   ARTICLE 11

                              DEFAULTS AND REMEDIES
                              ---------------------

                  11.1 EVENTS OF DEFAULT. An "Event of Default" shall occur if:

                              (i) the Company shall default in the payment of
any installment of principal of any Note, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise; or

                              (ii) the Company shall default in the payment of
any installment of interest on any Note according to the terms thereof, when and as the same shall become due and payable and such default shall continue for a period of five days; or

                              (iii) the Company or any of its Subsidiaries shall
default in the due observance or performance of any covenant to be observed or performed pursuant to Sections 9.1(a), 9.1(b), 9.8, 9.10 or Article 10 (except for Sections 10.4 and 10.5) hereof; or

                              (iv) the Company or any of its Subsidiaries, as
the case may be, shall default in the due observance or performance of any other covenant, condition or agreement on the part of the Company or any of its Subsidiaries to be observed or performed pursuant to the terms of this Agreement, and such default shall continue for 5 days with respect to Sections
10.4 and 10.5 hereof, or 30 days with respect to any such other covenant, in each case after the earlier of (A) the date the Company obtains knowledge of such default, or (B) the date written notice thereof shall have been given to the Company by the holder of any of the Notes; or

                              (v) any representation, warranty, certification or
statement made by or on behalf of the Company in this Agreement or in any certificate or other document delivered pursuant hereto shall have been incorrect in any material respect when made; or

                              (vi) any (A) default in any payment of principal
of or interest of any Indebtedness (other than Indebtedness under the Credit Agreement) of the Company or any of its Subsidiaries which Indebtedness has an aggregate principal amount outstanding equal to or exceeding $1,000,000, and such default shall continue beyond any applicable grace period or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or relating to Indebtedness under the Credit Agreement or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition actually results in the acceleration of such Indebtedness (including Indebtedness under the Credit Agreement) prior to its stated maturity; or

                              (vii) an involuntary proceeding shall be commenced
or an involuntary petition shall be filed in a court of competent jurisdiction seeking (a) relief in respect of the Company or any of its Subsidiaries, or of a substantial part of their property or assets, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (b) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its Subsidiaries, or for a substantial part of their property or assets, or (c) the winding up or liquidation of the Company or any of its Subsidiaries; and such proceeding or petition shall continue undismissed for 60 days, or an order or decree approving or ordering any of the foregoing shall be entered; or

                              (viii) the Company or any Subsidiary thereof shall
(a) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (b) consent to the institution of or the entry of an order for relief against it, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (vii) of this
Section 11.1, (c) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any of its Subsidiaries, or for a substantial part of their property or assets, (d) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (e) make a general assignment for the benefit of creditors, or (f) take any action for the purpose of effecting any of the foregoing; or

                              (ix) one or more final judgments for the payment
of money in an aggregate amount in excess of $750,000 (to the extent not covered by insurance) shall be rendered against the Company or any of its Subsidiaries and the same shall remain in force, undischarged, unstayed, unsatisfied, unvacated or unbonded for more than 30 days, or any action, which is not quashed or remains unstayed for a period in excess of fifteen days, shall be legally taken by a judgment creditor to levy upon assets or properties of the Company or any of its Subsidiaries to enforce any such judgment; or

                              (x) the Company or any Subsidiary thereof shall
become unable, admit in writing its inability or fail generally to pay its debts as they become due.

                  11.2 ACCELERATION. If an Event of Default occurs under clauses
(vii) or (viii) of Section 11.1, then the outstanding principal of and all accrued interest on the Notes and all other amounts owing under this Agreement and the Notes shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived. If any other Event of Default occurs and is continuing, subject to
Section 12.3(d), the holders of 51% of the aggregate principal amount of the Notes outstanding, by written notice to the Company, may declare the principal of and accrued interest on the Notes and all other amounts owing under this Agreement to be due and payable immediately. Upon such declaration, such principal and interest and other amounts shall become immediately due and payable. The holders of 51% of the aggregate principal amount of the Notes outstanding may rescind an acceleration and its consequences if all existing Events of Default have been cured or waived, except nonpayment of principal or interest or other amounts that has become due solely because of the acceleration, and if the rescission would not conflict with any judgment or decree. Any notice or rescission shall be given in the manner specified in
Section 14.2 hereof.


                                   ARTICLE 12

                                  SUBORDINATION
                                  -------------

                  The Notes shall at all times be wholly subordinate and junior in right of payment to all Senior Indebtedness to the extent and in the manner provided in this Article 12.

                  12.1 DEFINITIONS. As used in this Article 12, the following terms shall have the following meanings:

                  "JUNIOR SECURITIES" means any debt or equity securities distributed to the holders of the Notes, but only if they are subordinated to at least the same extent as the Subordinated Indebtedness is subordinated to the Senior Indebtedness and any securities issued in exchange for Senior Indebtedness.

                  "SENIOR DEFAULT" shall mean a Senior Payment Default or a Senior Event of Default.

                  "SENIOR EVENT OF DEFAULT" shall mean an event of default, other than a Senior Payment Default, that occurs and is continuing with respect to Senior Indebtedness that permits the holders thereof to accelerate the maturity of such Senior Indebtedness.

                  "SENIOR INDEBTEDNESS" shall mean (i) the principal of and interest on (including without limitation any interest that accrues after the commencement of any case, proceeding or other legal action relating to the bankruptcy, insolvency or reorganization of the Company to the extent such interest constitutes an allowed claim) (a) all Indebtedness of the Company (including Indebtedness of others guaranteed by the Company) which is (x) for money borrowed or (y) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind and (b) amendments, renewals, extensions, modifications and refundings of any such Indebtedness, whether such Indebtedness described in (a) or (b) is outstanding on the date hereof or hereafter created, incurred or assumed, but only if (a) such Indebtedness is permitted to be incurred under Section 10.6 and
(b) the instrument creating or evidencing any such Indebtedness pursuant to which the same is outstanding expressly provides that such Indebtedness is superior in right of payment to the Notes, and (ii) any other monetary obligations of the Company arising out of or in connection with the Indebtedness described in clause (i) above.

                  "SENIOR PAYMENT DEFAULT" shall mean an event of default in the payment of any Senior Indebtedness that occurs and is continuing beyond any applicable period of grace.


                  "SUBORDINATED INDEBTEDNESS" shall mean (i) the principal of and interest on the Notes; and (ii) any other monetary obligations of the Company arising out of or in connection with this Agreement or the Notes.

                  12.2 GENERAL. Subject to the rights of the holders of the Subordinated Indebtedness to receive Junior Securities and any distributions provided in Section 12.4(c), upon the maturity of any Senior Indebtedness by lapse of time, acceleration, required prepayment or otherwise, all Senior Indebtedness then so due and payable shall first be paid in full in cash, before any payment is made or provided for on account of the Subordinated Indebtedness then so due and payable or any Notes issued pursuant to this Agreement are redeemed.

                  12.3 LIMITATION ON PAYMENT AND REMEDIES.

                       (a) Upon receipt by the Company and the holders of the Notes of a Blockage Notice (as defined below), then unless and until (i) all Senior Defaults that gave rise to the Blockage Notice shall have been remedied or effectively waived in writing or shall have ceased to exist or (ii) the Senior Indebtedness in respect of which such Senior Defaults shall have occurred shall have been paid in full in cash, no direct or indirect payment (in cash, property, securities or by set-off or otherwise) of or on account of any regularly scheduled principal of or interest on the Notes (and specifically excluding any Optional Redemption or repayment of the Notes), with the exception of Junior Securities, shall be made during any period prior to the expiration of the Blockage Period (as defined below).

                       (b) For purposes of this Agreement, a "BLOCKAGE NOTICE" is a notice of a Senior Default that in fact has occurred and is continuing, given to the Company and the holders of the Notes (or their authorized Agent) by the holders of the requisite principal amount of the Senior Indebtedness under which such Senior Default has occurred (or their authorized agent); PROVIDED, HOWEVER, that (i) no such notice shall be effective as a Blockage Notice if an effective Blockage Notice shall have been given within 360 days (measured as of the commencement date of the prior notice) prior thereto and (ii) no such notice shall be effective as a Blockage Notice if based upon a Senior Default that was the basis of a prior effective Blockage Notice and such Senior Default has not been cured or waived for a period of at least 90 days.

                       (c) For purposes of this Section 3, a "BLOCKAGE PERIOD" with respect to a Blockage Notice is the period commencing upon the Company's receipt of such Blockage Notice and having a duration as follows:

                           (1) 225 days if the Senior Default to which the Blockage Notice refers is a Senior Payment Default; or

                           (2) 180 days if the Senior Default to which the Blockage Notice refers is a Senior Covenant Default.


                  Upon the expiration or termination of any Blockage Period, the holders of the Notes shall be entitled to be paid accrued but unpaid interest then due on the Notes.

                       (d) As long as any Senior Indebtedness remains outstanding, upon the occurrence of an Event of Default under this Agreement, the holders of the Subordinated Indebtedness shall not declare or join in any declaration of the Notes to be due and payable by reason of such Event of Default or otherwise take any action against the Company prior to the expiration of 45 days (a "REMEDY STANDSTILL PERIOD") after the written notice of intention to accelerate on account of the occurrence of such Event of Default, specifying same (the "REMEDY NOTICE") shall have been given by the holders of the principal amount of the Subordinated Indebtedness necessary to cause acceleration thereof to the Company and the holders of the Senior Indebtedness (or their authorized agent) unless the holders of any Senior Indebtedness shall have caused such Senior Indebtedness to become due prior to its stated maturity or any Event of Default pursuant to Section 11.1(vii) or 11.1(viii) of this Agreement shall have occurred; PROVIDED, HOWEVER, that such Remedy Standstill Period shall be extended to 150 days from the date of such Remedy Notice if, at the time the Remedy Standstill Period would otherwise expire, there exists any Senior Default and an effective Blockage Notice is given in accordance with, and subject to the limitations of Agreement. Upon the expiration or termination of any Remedy Standstill Period, the holders of the Notes shall be entitled to exercise any of their rights with respect to the Notes other than any right to accelerate the maturity date of the Notes based upon the occurrence of any Event of Default which has been cured or otherwise remedied during the Remedy Standstill Period.

                       (e) Notwithstanding the foregoing, any Blockage Period or Remedy Standstill Period shall be inapplicable or cease to be effective if an Event of Default pursuant to Section 11.1(vii) or 11.1(viii) of this Agreement shall have occurred. In addition, any Blockage Period or Remedy Standstill Period shall cease to be effective if at any time during such period: (i) 37.5% or more of the assets of the Company are sold or otherwise disposed of (in one transaction or a series of related transactions) outside of the ordinary course of business for less than fair value; (ii) payment or any distribution of any character, whether in cash, securities or other property of the Company shall be made to or received by any creditor on any Indebtedness which is on the same level of priority with or junior and subordinate in right of payment to the Notes or (iii) acceleration of the maturity of any Senior Indebtedness. Notwithstanding any provision of any instrument evidencing any Subordinated Indebtedness or any other provisions contained in this Agreement to the contrary, no holder of Subordinated Indebtedness shall have any right to accelerate or declare a default under any Subordinated Indebtedness, and no purported default or acceleration of any Subordinated Indebtedness shall have any effect, to the extent that such default or acceleration is premised upon the existence of a default or event of default under the Senior Indebtedness.


                  12.4 SUBORDINATION UPON CERTAIN EVENTS. Upon the occurrence of any Event of Default under Sections 11.1(vii) or (viii) of this Agreement:

                       (a) Upon any payment or distribution of assets of the Company to creditors of the Company, holders of Senior Indebtedness shall be entitled to receive payment in full in cash before the holders of Subordinated Indebtedness shall be entitled to receive any payment in respect of the Subordinated Indebtedness, except that the holders of Subordinated Indebtedness may receive Junior Securities.

                       (b) Until all Senior Indebtedness is paid in full in cash, any distribution to which the holders of Subordinated Indebtedness would be entitled but for this Agreement shall be made to holders of Senior Indebtedness, as their interests may appear, except that the holders of Subordinated Indebtedness may receive Junior Securities.

                       (c) Notwithstanding the foregoing provisions of this
Section 12.4, if payment or delivery by the Company of Junior Securities to the holders of Subordinated Indebtedness is authorized by an order or decree giving effect, and stating in such order or decree that effect is given, to the subordination of the Subordinated Indebtedness to the Senior Indebtedness, and made by a court of competent jurisdiction in a proceeding under any applicable bankruptcy or reorganization law, payment or delivery by the Company of such Junior Securities shall be made to the holders of the Subordinated Indebtedness in accordance with such order or decree.

                  12.5 PAYMENTS AND DISTRIBUTIONS RECEIVED. If the holders of the Subordinated Indebtedness shall have received any payment from or distribution of assets of the Company in respect of the Subordinated Indebtedness in contravention of the terms of this Article 12 before all Senior Indebtedness is paid in full in cash, then and in such event such payment or distribution shall be received and held in trust for and shall be promptly paid over or delivered to the holders of Senior Indebtedness (or their authorized agent(s)) in the same form of payment received, with appropriate endorsements, to the extent necessary to pay all such Senior Indebtedness in full in cash, or any such assets as collateral for the Senior Indebtedness.

                  12.6 SUBROGATION. After all amounts payable under or in respect of Senior Indebtedness are paid in full in cash, the holders of the Subordinated Indebtedness shall have the right to be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the Subordinated Indebtedness have been applied to the payment of Senior Indebtedness. A distribution made under this Agreement to a holder of Senior Indebtedness which otherwise would have been made to the holders of the Subordinated Indebtedness is not, as between the Company and the holders of the Subordinated Indebtedness, a payment by the Company on Subordinated Indebtedness.


                  12.7 RELATIVE RIGHTS. This Agreement defines the relative rights of the holders of the Subordinated Indebtedness and the holders of Senior Indebtedness. Nothing in this Section shall: (i) impair, as between the Company and the holders of the Subordinated Indebtedness, the obligation of the Company, which is absolute and unconditional, to pay principal of and interest (including default interest) on Subordinated Indebtedness in accordance with its terms;
(ii) effect the relative rights of holders of Subordinated Indebtedness and creditors of the Company other than holders of Senior Indebtedness; or (iii) except as expressly provided herein, prevent the holders of Subordinated Indebtedness from exercising their available remedies upon a Default or Event of Default, subject to the rights, if any, under this Article 12 of holders of Senior Indebtedness.

                  12.8 SUBORDINATION MAY NOT BE IMPAIRED BY THE COMPANY. No right of any holder of any Senior Indebtedness to enforce the subordination of the Subordinated Indebtedness shall be impaired by any failure by the Company to comply with this Agreement.

                  12.9 PAYMENTS. Subject to Section 12.3, a payment with respect to principal of or interest on the Subordinated Indebtedness shall include, without limitation, payment of principal of, and interest on the Subordinated Indebtedness, any depositing of funds for the defeasance of the Subordinated Indebtedness and any payment on account of mandatory prepayment or optional prepayment provisions.

                  12.10 SECTION NOT TO PREVENT EVENTS OF DEFAULT. The failure to make a payment on account of principal of or interest on or other amounts constituting Subordinated Indebtedness by reason of any provision of this Agreement shall not be construed as preventing the occurrence of an Event of Default under Article 11 of this Agreement.

                  12.11 DEFENSE TO ENFORCEMENT. If the Holder of any Note, in contravention of the terms of this Article 12, shall commence, prosecute or participate in any suit, action or proceeding against the Company, then the Company may interpose as a defense or plea the making of the agreement contained in this
Article 12, and any holder of Senior Indebtedness may intervene and interpose such defense or plea in its name or in the name of the Company. If the Holder of any Note, in contravention of the terms of this Agreement, shall attempt to collect any of the Subordinated Indebtedness or enforce any of its rights under the Notes or Article 12 of this Agreement, then any holder of Senior Indebtedness or the Company may, by virtue of this Article 12, restrain the enforcement thereof in the name of such holders of Senior Indebtedness or in the name of the Company. If the Holder of any Note, in contravention of the terms of this Article 12, obtains any cash or other assets of the Company as a result of any administrative, legal or equitable actions, or otherwise, such holder agrees forthwith to pay, deliver and assign to the holders of Senior Indebtedness, with appropriate endorsements, any such cash for application to Senior Indebtedness and any such other assets as collateral for Senior Indebtedness.


                  12.12 FURTHER COVENANTS.

                        (a) Each Holder of Notes agrees, upon request of a holder of Senior Indebtedness at any time and from time to time, to execute such other documents or instruments as may reasonably be requested to evidence of public record or otherwise the senior priority of the Senior Indebtedness as contemplated hereby.

                        (b) Each Holder of Notes further agrees to maintain on its books and records such notations as may reasonably be requested to reflect the subordination contemplated hereby and to perfect or preserve the rights of the holders of Senior Indebtedness hereunder.

                  12.13 FREEDOM OF DEALING. Each Holder of a Note agrees, with respect to Senior Indebtedness and any and all collateral therefor or guaranties thereof, that the Company and the holders of Senior Indebtedness may, subject to the limitations contained in Section 10.6 of this Agreement, agree to increase the amount of the Senior Indebtedness or otherwise modify the terms of the Senior Indebtedness, and the holders of Senior Indebtedness may grant extensions of the time of payment or performance to and make compromises, including releases of collateral or guaranties, and settlements with the Company and all other Persons, in each case without the consent of the Holders of the Notes or the Company and without affecting the agreements of the Holders of the Notes or the Company contained in this Article 12; PROVIDED, HOWEVER, that nothing contained in this Section 12.13 shall constitute a waiver of the right of the Company itself to agree or consent to a settlement or compromise of a claim which holders of Senior Indebtedness may have against the Company.

                  12.14 SUBORDINATED INDEBTEDNESS VOTING RIGHTS. At any meeting of creditors of the Company or in the event of any case or proceeding, voluntary or involuntary, for the distribution, division or application of all or part of the assets of the Company or the proceeds thereof, whether such case or proceeding be for the liquidation, dissolution or winding up of the Company or its business, a receivership, insolvency or bankruptcy case or proceeding, an assignment for the benefit of creditors or a proceeding by or against the Company for relief under any bankruptcy or reorganization law or any other law relating to the relief of debtors, readjustment of indebtedness, reorganization, arrangement, composition or extension or marshaling of assets or otherwise, the holders of Subordinated Indebtedness shall retain the right to vote and otherwise act with respect to the Subordinated Indebtedness (including, without limitation, the right to vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension), PROVIDED that, absent fraud or misrepresentation by the holders of Senior Indebtedness with respect to the Senior Indebtedness or conduct on the part of the holders of Senior Indebtedness which would be sufficient to support a claim of equitable subordination with respect to Senior Indebtedness under ss.510(c)(1) of the Bankruptcy Code (Title 11 U.S.C.), the holders of Subordinated Indebtedness shall not vote with respect to any such plan or take any other action in any way so as to contest (i) the validity of any Senior Indebtedness or any collateral therefor or guaranties thereof, (ii) the relative rights and duties of any holders of any Senior Indebtedness established in any instruments or agreements creating or evidencing any of the Senior Indebtedness with respect to any of such collateral or guaranties or (iii) the obligations and agreements of the holders of Subordinated Indebtedness set forth in this Article 12.

                  12.15 SUBORDINATED INDEBTEDNESS UNSECURED. The holders of the Subordinated Indebtedness hereby acknowledge and agree that the Subordinated Indebtedness is unsecured.

                  12.16 MODIFICATION OR SALE OF THE SUBORDINATED INDEBTEDNESS. The holders of Subordinated Indebtedness will not, at any time while this Agreement is in effect, modify any of the terms of this Article 12, Sections 10.1, 10.2, 10.6, any of the definitions relevant to any of the foregoing, or any other provision of this Agreement if such amendment, supplement or modification would impose more restrictive terms on the Company and would have an adverse effect on the rights and remedies of the holders of the Senior Indebtedness; nor will the holders of Subordinated Indebtedness sell, transfer, pledge, assign, hypothecate or otherwise dispose of any or all of the Subordinated Indebtedness to any person other than a person who agrees in writing reasonably satisfactory in form and substance to the holders of the Senior Indebtedness, to become a party hereto and to succeed to the rights and to be bound by all of the obligations of the holders of the Subordinated Indebtedness under this Article 12. In the case of any such sale or other disposition by the holders of Subordinated Indebtedness, the holders of Subordinated Indebtedness will notify the holders of Subordinated Indebtedness at least five (5) Business Days prior to the date of any of such intended sale or other disposition.

                  12.17 TERMINATION OF SUBORDINATION. This Article 12 shall continue in full force and effect, and the obligations and agreements of the holders of Subordinated Indebtedness and the Company hereunder shall continue to be fully operative, until all of the Senior Indebtedness shall have been paid or provided for in full in cash and such provision or payment shall be final and not avoidable. To the extent that the Company or any guarantor of or provider of collateral for the Senior Indebtedness makes any payment on the Senior Indebtedness that is subsequently invalidated, declared to be fraudulent or preferential or set aside or is required to be repaid to a trustee, receiver or any other party under any bankruptcy, insolvency or reorganization act, state or federal law, common law or equitable cause (such payment being hereinafter referred to as a "VOIDED PAYMENT"), then to the extent of such Voided Payment, that portion of the Senior Indebtedness that had been previously satisfied by such Voided Payment shall be revived and continue in full force and effect as if such Voided Payment had never been made. In the event that a Voided Payment is recovered from any holder of Senior Indebtedness, an event of default shall be deemed to have existed and to be continuing under the applicable Senior Indebtedness from the date of such holder's initial receipt of such Voided Payment until the full amount of such Voided Payment is restored to such holder of Senior Indebtedness. During any continuance of any such event of default, this Agreement shall be in full force and effect with respect to the Subordinated Indebtedness. To the extent that any holder of Subordinated Indebtedness has received any payments with respect to the Subordinated Indebtedness subsequent to the date of any holder's Senior Indebtedness initial receipt of such Voided Payment and such payments have not been invalidated, declared to be fraudulent or preferential or set aside or are required to be repaid to a trustee, receiver, or any other party under any bankruptcy act, state or federal law, common law or equitable cause, such holder of Subordinated Indebtedness shall be obligated and hereby agrees that any such payment so made or received shall be deemed to have been received in trust for the benefit of the holders of Senior Indebtedness, and the holders of Subordinated Indebtedness hereby agree to pay to the holders of Senior Indebtedness upon demand, the full amount so received by the Subordinated Indebtedness during such period of time to the extent necessary fully to restore to the holders of Senior Indebtedness the amount of such Voided Payment.

                  12.18 NOTICES TO HOLDERS OF SENIOR INDEBTEDNESS. The holders of Subordinated Indebtedness shall provide notices required to be given under this Article 12 to holders of Senior Indebtedness in the manner provided in
Section 14.2 of this Agreement to the addresses of holders of Senior Indebtedness specified in the Credit Agreement or other documents evidencing any such Indebtedness.


                                   ARTICLE 13

                                   PREPAYMENT
                                   ----------

                  The Company shall prepay outstanding principal (together with accrued interest) on the Notes in accordance with the "Mandatory Prepayment" provisions set forth in Section 3 of the Notes. The Company may prepay outstanding principal (together with accrued interest) on the Notes only if the Notes are prepaid in accordance with the "Optional Prepayment" provisions set forth in Section 4 of the Notes.


                                   ARTICLE 14

                                  MISCELLANEOUS
                                  -------------

                  14.1 SURVIVAL OF PROVISIONS. All of the representations and warranties made herein shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Purchasers or any Affiliate, acceptance of the Senior Subordinated Notes, Warrants, Shares and Warrant Shares and payment therefor, payment of the Senior Subordinated Note upon redemption or otherwise, and exercise of the Warrants.

                  14.2 NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier services or personal delivery to the following addresses, or to such other addresses as shall be designated from time to time by a party in accordance with this Section 14.2:

                       (a)    if to the Fund:

                              The 1818 Mezzanine Fund, L.P.
                              c/o Brown Brothers Harriman & Co.
                              59 Wall Street
                              New York, New York  10005
                              Attention:  Joseph P. Donlan

                              Telecopier No.: (212) 493-8429

                       with a copy to:

                              Paul, Weiss, Rifkind, Wharton & Garrison
                              1285 Avenue of the Americas
                              New York, New York 10019-6064
                              Attention: Marilyn Sobel, Esq.

                              Telecopier No.: (212) 757-3990

                       (b)    if to PCI or Progressive:

                              401 Theodore Fremd Avenue
                              Rye, New York  10580
                              Attention:  David W. Young

                              Telecopier No.: (914) 921-6716

                       with a copy to:

                              Baker & Hostetler LLP
                              3200 National City Center
                              1900 East 9th Street
                              Cleveland, Ohio 44114-3485
                              Attention:  Gerardo C. Orlando, Esq.

                              Telecopier No.: (216) 696-0740


                       (c)    if to ML:

                              c/o ManuLife Financial
                              73 Tremont Street, Suite 1300
                              Boston, Massachusetts  02108-3915
                              Attention:  Raymond L. Britt, Jr.

                              Telecopier No.: (617) 854-4403

                       with a copy to:

                              Manufacturers Life Insurance Company
                              Corporate Law Department
                              200 Bloor Street East
                              Toronto, Ontario M4W1ES, Canada
                              Attention: William Dawson, Esq.

                              Telecopier No: (416) 926-5657

                                                                              63
                       (d)    if to the Company:

                              National Auto Finance Company, Inc.
                              621 N.W. 53rd Street
                              Suite 200
                              Boca Raton, Florida  33487
                              Attention: Keith B. Stein

                              Telecopier No.: (360) 693-0552

                              with a copy to:

                              Weil Gotshal & Manges LLP
                              100 Crescent Court
                              Suite 1300
                              Dallas, Texas  75201-6950
                              Attention:  Jeremy W. Dickens, Esq.

                              Telecopier No.: (214) 746-7777

                  All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered to a courier, if delivered by commercial overnight courier service; five Business Days after being deposited in the mail, postage prepaid, if mailed; and when confirmation of receipt is acknowledged, if telecopied.

                  14.3 SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns and permitted transferees of the parties hereto. Except as provided in Articles 7 and 12, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement, the Notes and the Warrants.

                  14.4 ASSIGNMENTS.

                       (a) The Company may not assign any of its rights or obligations under this Agreement (other than in connection with a transaction permitted pursuant to Section 10.3 hereof) without the written consent of the Purchasers (prior to Closing) or the holders of a majority (x) in aggregate principal amount of the Notes outstanding (following Closing) and (y) of the aggregate number of Purchaser Shares then held by Holders.

                       (b) Subject to the other limitations contained in the Notes, the Warrants and herein, including but not limited to Section 6.5, the Purchasers and any subsequent Holder of Notes, Shares, Warrant Shares or Warrants may, at any time or from time to time sell, agree to sell or assign to one or more other Persons who agree to be bound by all of the terms of this Agreement, all or any portion of the Notes, Warrants, Shares or Warrant Shares. Subject to the other limitations contained in the Notes and this Agreement, including but not limited to Section 6.5, in the event of any such sale or assignment of a Note, upon surrender for exchange of any Note at the office of the Company designated for notices in accordance with Section 14.2, the Company shall execute and deliver in exchange therefor, without expense to the holder (provided the Company shall not be responsible for any transfer taxes in connection with any such sale or assignment), one or more new Notes in the same aggregate principal amount as the then unpaid principal amount of the Note so surrendered as such holder shall specify, dated as of the date to which interest has been paid on the Note so surrendered (or, if no interest has been paid, the date of such surrendered
Note), in the name of such Person or Persons as may be designated by such holder in writing, and otherwise of the same form and tenor as the Note so surrendered for exchange. Subject to the limitation contained in the Warrants (solely with respect to the Warrants), certificates representing the Shares or Warrant Shares (solely with respect to the Shares or Warrant Shares, as applicable) and this Agreement, including but not limited to Section 6.5 hereof, in the event of any sale or assignment of any Warrants, Shares or Warrant Shares, upon surrender for exchange of any Warrant or certificate representing any of the Shares or Warrant Shares at the office of the Company designated for notices in accordance with
Section 14.2, the Company shall execute and deliver in exchange therefor, without expense to the holder (provided the Company shall not be responsible for any transfer taxes in connection with any such sale or assignment), one or more Warrants or certificates representing Shares or Warrant Shares, as applicable, in the same amount as surrendered as such holder shall specify in the name of such Person or Persons as may be designated by such holder in writing, and otherwise of the same form. Every Note, Warrant or certificate representing any Shares or Warrant Shares surrendered for transfer shall be duly endorsed, or accompanied by a written instrument of transfer duly executed by the holder of such Note, Warrant or certificate representing any Shares or Warrant Shares or its attorney duly authorized in writing.

                  14.5 AMENDMENT AND WAIVER.

                       (a) No failure or delay on the part of any Holder, in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

                       (b) Any amendment, supplement or modification of or to any provision of this Agreement or the Notes, any waiver of any provision of this Agreement or the Notes, and any consent to any departure by the Company from the terms of any provision of this Agreement or the Notes, shall be effective (i) only if it is made or given in writing and signed by the Company and the holders of 66% of the aggregate principal amount of the Notes outstanding, and (ii) only in the specific instance and for the specific purpose for which made or given. Notwithstanding the foregoing, without the consent of each holder of a Note affected, an amendment may not:

                              (1) reduce the rate of or extend the time for payment of interest on any Note;

                              (2)   reduce the principal of or extend the
                                    maturity of any Note;

                              (3) change the time at which any Note shall or may be prepaid in accordance with Sections 3 and 4 of the Notes;

                              (4) make any Note payable in money other than that stated in the Notes;

                              (5) make any change in Article 12 that adversely affects the rights of any holder of a Note under Article 12; or

                              (6)   make any change in the first or second
                                    sentence of this Section 14.5(b).

                           (c) Any amendment, supplement or modification of or
to any of the terms provided in Article 8, Sections 9.1(c), 9.7, 9.9, 9.10, 9.11, 9.15, 10.4, 10.13 and 10.14 and Article 14, and any definitions in Article 1 relating to such provisions, and any consent to any departure by the Company from such provisions, shall be effective (i) only if it is made or given in writing and signed by the Company and the Holders of at least 51% of the Purchaser Shares held by Holders, and (ii) only in the specific instance and for the specific purpose for which made or given.

                           (d) In addition to the foregoing, any amendment,
supplement or modification of or to any of the terms provided in Sections 9.8,
9.11 or 9.14, and any consent to any departure by the Company from any such provisions, shall be effective (i) only if it is made or given in writing and signed by the Company and the Holders of at least 51% of the Warrants (based on the number of Warrant Shares issuable upon the exercise of unexercised Warrants) held by Holders, and (ii) only in the specific instance and for the specific purpose for which made or given.

                           (e) Except where notice is specifically required by
this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

                  14.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                  14.7 HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                  14.8 DETERMINATIONS. All determinations to be made by the Company, the Purchasers or any Holder hereunder in its opinion or judgment or with its approval or otherwise shall be made by it in its sole discretion, unless otherwise specified herein.

                  14.9 GOVERNING LAW. This Agreement has been negotiated, executed and delivered in the State of New York and shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.

                  14.10 JURISDICTION. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of New York located in New York City or of the United States of America for the Southern District of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts pursuant to a contractual provision in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 14.2, such service to become effective 10 days after such mailing. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR ANY FUNDAMENTAL DOCUMENT, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING OR WHETHER IN CONTRACT OR TORT OR OTHERWISE.

                  14.11 SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

                  14.12 RULES OF CONSTRUCTION. Unless the context otherwise requires, "or" is not exclusive, and references to sections or subsections refer to sections or subsections of this Agreement.

                  14.13 REMEDIES. If a breach of this Agreement, the Notes or the Warrants by the Company occurs and is continuing, the Purchasers or any Holder may pursue any available remedy by proceeding at law or in equity to enforce the performance (including, without limitation, the specific performance) of any provision of the Notes, the Warrants or this Agreement. The Purchasers or any Holder may maintain a proceeding even if it does not possess any of the Notes or Warrants or does not produce any of them in the proceeding. No remedy is exclusive of any other remedy. All available remedies are cumulative.

                  14.14 ENTIRE AGREEMENT. This Agreement, together with the exhibits and schedules hereto, the Senior Subordinated Notes, the Warrants and the Regis tration Rights Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, the Senior Subordinated Notes, the Warrants and the Registration Rights Agreement supersede all prior agreements and under standings among the parties with respect to such subject matter.

                  14.15 ATTORNEYS' FEES. In any action or proceeding brought to enforce any provision of this Agreement, the Notes, the Warrants and the Registration Rights Agreement or any other document or instrument contemplated hereby or thereby, or where any provision hereof or thereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees, charges and disbursements in addition to any other available remedy.

                  14.16 PUBLICITY. Except as may be required by applicable law or a listing agreement with any securities exchange or Nasdaq, no party hereto shall issue a publicity release or announcement or otherwise make any public disclosure concerning this Agreement or the transactions contemplated hereby, without prior approval by the other parties hereto. If any announcement is required by law to be made by a party hereto, prior to making such announcement such party will deliver a draft of such announcement to the other parties and shall give the other parties an opportunity to comment thereon.

                  14.17 EXPENSES. The Company acknowledges and agrees that whether or not the transactions contemplated hereby are consummated, the Company shall reimburse the Purchasers for (a) all out-of-pocket expenses of the Purchasers in connection with any preparation and filing of any notification and report forms filed in compliance with the HSR Act in connection with the transactions contemplated hereby and (b) all out-of-pocket expenses, and all legal fees and expenses of the Purchasers incurred in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers or partners hereunto duly authorized as of the date first above written.


                                  NATIONAL AUTO FINANCE COMPANY, INC.


                                  By:
                                      ------------------------------------
                                      Name:
                                      Title:


                                  THE 1818 MEZZANINE FUND, L.P.

                                  By: Brown Brothers Harriman & Co.,
                                      its General Partner


                                  By:
                                      ------------------------------------
                                      Name:
                                      Partner


                                  PROGRESSIVE INVESTMENT COMPANY, INC.


                                  By:
                                      ------------------------------------
                                      Name:
                                      Title:


                                  PC INVESTMENT COMPANY


                                  By:
                                      ------------------------------------
                                      Name:
                                      Title:

                                  MANUFACTURERS LIFE INSURANCE
                                  COMPANY (U.S.A.)


                                  By:
                                      ------------------------------------
                                      Name:
                                      Title:

                                                                   SCHEDULE 2.1A


                  PRINCIPAL AMOUNT OF SENIOR SUBORDINATED NOTES
                  ---------------------------------------------




                                     PRINCIPAL AMOUNT OF
NAME OF PURCHASER                    SENIOR SUBORDINATED NOTES
-----------------------------------  ----------------------------------------

The 1818 Mezzanine Fund, L.P.                                    $16,000,000

PC Investment Company                                            $14,000,000

Manufacturers Life Insurance                                     $10,000,000
Company (U.S.A.)
                                     ---------------------------------------
                           Total:                                $40,000,000
                                     =======================================

                                                                   SCHEDULE 2.1B

                                    WARRANTS
                                    --------



                                     NUMBER OF SHARES OF COMMON STOCK
NAME OF PURCHASER                    TO BE PURCHASED BY THE WARRANTS
-----------------------------------  -------------------------------------------

The 1818 Mezzanine Fund, L.P.                                           415,570

PC Investment Company*                                                  363,623

Manufacturers Life Insurance                                            259,731
Company (U.S.A.)
                                     -------------------------------------------
                           Total:                                     1,038,924
                                     ===========================================













* Immediately following the Closing, PC Investment Company will assign the Warrants to The Progressive Investment Company, Inc.

                                                                   SCHEDULE 2.1C

                                  COMMON STOCK
                                  ------------



NAME OF STOCK PURCHASER              NUMBER OF SHARES OF COMMON STOCK
-----------------------------------  -------------------------------------------

The 1818 Mezzanine Fund, L.P.                                           761,905

Progressive Investment Company,                                       1,142,857
Inc.
                                     ------------------------------------------
                           Total:                                     1,904,762
                                     ==========================================

                                                                       Exhibit C

                                VOTING AGREEMENT
                                ----------------


                  Voting Agreement, dated as of December , 1997, by and among The 1818 Mezzanine Fund, L.P., a Delaware limited partnership (the "FUND"), PC Investment Company, a Delaware corporation ("PCI"), Progressive Investment Company, Inc., a Delaware corporation ("PROGRESSIVE," and together with PCI, the "PROGRESSIVE ENTITIES"), and National Auto Finance Company, L.P., a Delaware limited partnership ("NAFC"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

                  WHEREAS, National Auto Finance Company, Inc., a Delaware corporation (the "COMPANY"), has entered into that certain Securities Purchase Agreement, dated as of the date hereof (the "PURCHASE AGREEMENT"), with the Fund, PCI, Progressive and Manufacturers Life Insurance Company (U.S.A.), a Michigan corporation;

                  WHEREAS, NAFC is a significant stockholder of the Company; and

                  WHEREAS, the Fund, the Progressive Entities and NAFC have agreed, inter alia, to make certain provisions for the governance of the Company and to take certain actions to effectuate the transactions contemplated in the Purchase Agreement.

                  NOW, THEREFORE, in consideration of the covenants and agreements herein and the execution by the Fund and the Progressive Entities of the Purchase Agreement, the parties hereto hereby agree as follows:

                  1. REPRESENTATIONS AND WARRANTIES OF NAFC. NAFC hereby represents and warrants to the Fund and the Progressive Entities as follows:

                           (a) TITLE. As of the date hereof, NAFC beneficially
owns (exclusive of options) 4,230,000 shares (the "NAFC SHARES") of common stock, par value $.01 per share (the "COMMON STOCK"), of the Company.

                           (b) RIGHT TO VOTE. NAFC has full legal power,
authority and right to vote all NAFC Shares for the election of persons nominated by the Fund and the Progressive Entities to the Company's Board of Directors. Without limiting the generality of the foregoing, except for this Agreement, NAFC is not a party to any voting agreement with any person or entity with respect to any of the NAFC Shares, has not granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the NAFC Shares, has not deposited any of the NAFC Shares in a voting trust and has not entered into any arrangement or agreement with any person or entity limiting or affecting NAFC's legal power, authority or right to vote the NAFC Shares for the election of persons nominated by the Fund and the Progressive Entities to the Company's Board of Directors. From and after the date hereof, NAFC will not commit any act that could restrict or otherwise affect such legal power, authority and right to vote all NAFC Shares for the election of persons nominated by the Fund and the Progressive Entities to the Company's Board of Directors. Without limiting the generality of the foregoing, from and after the date hereof NAFC will not enter into any voting agreement with any person or entity with respect to any of the NAFC Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the NAFC Shares, deposit any of the NAFC Shares into a voting trust or otherwise enter into any agreement or arrangement limiting or affecting NAFC's legal power, authority or right to vote the NAFC Shares for the election of persons nominated by the Fund and the Progressive Entities to the Company's Board of Directors (other than this Agreement).

                           (c) AUTHORITY. NAFC has full legal power, authority
and right to execute and deliver, and to perform the obligations under, this Agreement. This Agreement has been duly executed and delivered by NAFC and constitutes a valid and binding agreement of NAFC enforceable against NAFC in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereinafter in effect relating to or affecting creditors, rights generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

                           (d) CONFLICTING INSTRUMENTS; NO TRANSFER. Neither the
execution and delivery of this Agreement nor the performance by NAFC of the agreements and obligations hereunder will result in any breach, violation of, conflict with, or default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which NAFC is a party or by which NAFC (or any assets of NAFC) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or affect NAFC's ability to cast all votes represented by the NAFC Shares for the election of persons nominated by the Fund and the Progressive Entities to the Company's Board of Directors.

                  2. AGREEMENT TO VOTE OF NAFC. NAFC hereby irrevocably and unconditionally agrees to vote or to cause to be voted all NAFC Shares in favor of the election of the nominees designated by each of the Fund and the Progressive Entities pursuant to and in accordance with Section 9.10 of the Purchase Agreement to the Board of Directors of the Company at each annual or special meeting of stockholders where such nominee is included in the slate of candidates for election as a director of the Company.

                  3. INVALID PROVISIONS. If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

                  4. EXECUTED IN COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original with the same effect as of the signatures hereto and thereto were upon the same instrument.

                  5. SPECIFIC PERFORMANCE. The parties hereto agree that if for any reason NAFC fails to perform any of its agreements or obligations under this Agreement irreparable harm or injury to the Fund or the Progressive Entities would be caused for which money damages would not be an adequate remedy. Accordingly, NAFC agrees that in seeking to enforce this Agreement against NAFC, the Fund and the Progressive Entities shall be entitled to specific performance and injunctive and other equitable relief; PROVIDED that with respect to NAFC's agreements and obligations under this Agreement, the provisions of this Section 5 are without prejudice to any other rights or remedies, whether at law or in equity, that the Fund and the Progressive Entities may have against NAFC for any failure to perform any of its agreements or obligations under this Agreement.

                  6. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of laws thereof.

                  7. AMENDMENTS; TERMINATION. (a) This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

                           (b) The respective obligations of NAFC to the Fund
and the Progressive Entities under this Agreement shall terminate upon the termination of the Fund's and the Progressive Entities' respective rights to nominate persons to the Company's Board of Directors pursuant to Section 9.10 of the Purchase Agreement.

                  8. ADDITIONAL SHARES. If, after the date hereof, NAFC acquires the right to vote any additional shares of Common Stock (any such shares are called "ADDITIONAL SHARES"), including, without limitation, upon exercise of any option, warrant or right to acquire shares of Common Stock or through any stock dividend or stock split, the provisions of this Agreement (other than those set forth in Section 1) applicable to the NAFC Shares shall be applicable to such Additional Shares as if such Additional Shares had been NAFC Shares as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Shares without action by any person or entity immediately upon the acquisition by NAFC of beneficial ownership of such Additional Shares.

                  9. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors (including, in the case of any individual, any executors, administrators, estates, legal representatives and heirs of such individual) and assigns (which, for purposes of this Agreement, shall include the partners of NAFC to the extent such partners receive NAFC Shares upon any distribution by, or liquidation of,
NAFC).

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of this ____ day of December, 1997.


                           NATIONAL AUTO FINANCE
                           COMPANY, L.P.

                           By:      National Auto Finance Corporation,
                                    its General Partner

                           By:
                                    --------------------------------
                                    Name:
                                    Title:


                           THE 1818 MEZZANINE FUND, L.P.

                           By:      Brown Bothers Harriman & Co.,
                                    its General Partner

                           By:
                                    --------------------------------
                                    Name:
                                    Partner


                           PC INVESTMENT COMPANY


                           By:
                                    --------------------------------
                                    Name:
                                    Title:


                           THE PROGRESSIVE INVESTMENT
                           COMPANY, INC.


                           By:
                                    --------------------------------
                                    Name:
                                    Title:

                                                                       Exhibit D

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of December 22, 1997, by and among National Auto Finance Company, Inc., a Delaware corporation (the "Company"), and the Persons set forth on Schedule I attached hereto (the "Investors"). Capitalized terms used herein not otherwise defined shall have the meanings set forth in Section 9 of this Agreement.

         WHEREAS, the Company (through its predecessor, National Auto Finance Company, L.P.) and Morgan Guaranty Trust Company of New York, as trustee of the Commingled Pension Trust Fund (Multi-Market Special Investment Fund II) and the Multi-Market Special Investment Trust Fund, and as investment manager and agent for The Alfred P. Sloan Foundation (Multi-Market Account) (collectively, the "Morgan Trusts") are parties to that certain Registration Rights Agreement dated August 6, 1996 (as amended to date, the "Morgan Registration Rights Agreement") pursuant to which the Morgan Trusts have certain registration rights;

         WHEREAS, FSA Portfolio Management, Inc. ("FSA") and the Company are parties to that certain Registration Right Agreement (the "FSA Registration Rights Agreement") entered into October 1, 1997 pursuant to which FSA has certain registration rights;

         WHEREAS, pursuant to the Second Amended and Restated Agreement of Limited Partnership dated September 1, 1997 (as amended, the "NAFI Partnership Agreement"), of National Auto Finance Company, L.P. (the "Partnership"), IronBrand Capital LLC has certain registration rights;

         WHEREAS, the Company has entered into a Securities Purchase Agreement dated December 19, 1997 (the "Securities Purchase Agreement") with The 1818 Mezzanine Fund, L.P., PC Investment Company, Progressive Investment Company, Inc., and Manufacturer's Life Insurance Company (U.S.A.) (together the "1818/Progressive/ML Group") which contemplates that the Company will grant the 1818/Progressive/ML Group certain registration rights;

         WHEREAS, the Company has also agreed to provide certain registration rights to the Partnership (including its limited partners to whom Registrable Securities are distributed) (the "Partners"); and

         WHEREAS, the foregoing parties desire to set forth their agreement as to the relative registration rights of such parties from this day forward and, by so doing, to supersede and replace all prior registration rights agreements between the Company and the other parties hereto;

         NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration the receipt and sufficiency of which hereby are acknowledged, agree as follows:

         1.       REGISTRATION STATEMENTS.

         (a) DEMAND REGISTRATION. (i) Upon each notice to the Company by the Morgan Holders, IronBrand or the 1818/Progressive/ML Holders requesting the registration of a specified number of their Registrable Securities, the Company shall, as promptly as practicable and in any event not later than 90 days after the Company's receipt of such notice, prepare and file with the Commission under the Securities Act a Registration Statement (including by means of a shelf registration pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement") if so requested in such notice (but, in the case of a shelf registration, only if the Company is then eligible to use such a shelf registration and if Form S-2 or Form S-3 (or any successor forms) is then available to the Company) with respect to the Registrable Securities to which such notice relates, and shall use its reasonable best efforts to cause such Registration Statement to be declared effective at the earliest practicable date and to prepare and make available a Prospectus meeting the requirements of
Section 10(a) of the Securities Act and providing for the method of disposition determined pursuant to Section 1(a)(ii) for such period as may be required by the Securities Act, but in no event beyond the period specified in Section 1(a)(iii); provided, that the Company will not be required to effect any such registration within the period beginning on the effective date of a Registration Statement filed by the Company on its behalf or for the account of any other Person covering a firm commitment Underwritten Offering and ending on the later of (A) 90 days after such effective date and (B) the expiration of any lock-up period required by the underwriters, if any, in connection therewith. Subject to
Section 1(a)(iii) below, each of the Morgan Holders, the 1818/Progressive/ML Holders and IronBrand may make two requests for registration pursuant to this
Section 1(a)(i); provided that the number of such permissible requests shall be increased as set forth in Sections 1(c)(ii)(A) and 1(c)(iv) and provided no such holders shall be entitled to make such a request while any other Registration Statement (other than a Shelf Registration Statement) with the Commission is on file prior to its becoming effective or within 90 days after such a Registration Statement has been declared effective or in the case of a Shelf Registration Statement while such registration is on file prior to being declared effective until 90 days after such Registration Statement ceases to be effective.

                       (ii) If a request for registration is made pursuant to
Section 1(a)(i), the Company shall promptly give written notice of such request to all Demand Holders who did not participate in such request; and each Demand Holders Group shall have the right, subject to Section 1(a)(iii), by giving written notice to the Company promptly (and in any event within 30 days after such notice is given by the Company), to join in such request and to have included in the Registration Statement to be filed by the Company pursuant to such request such number of Registrable Securities as such holders shall specify in such notice; and the method of distribution of the Registrable Securities to be included in such Registration Statement under Section 1(a)(i) shall be selected by the holders of a majority of the Registrable Securities with respect to which the request for registration was made under Section 1(a)(i);

                       (iii) any Demand Holder Group which shall have given the Company a notice pursuant to Section 1(a)(i) above and all of whose shares requested to be included shall have been included in the Registration Statement at the time it is declared effective shall not be deemed to have used one of its requests for registration (A) unless the Registration Statement with respect thereto has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement; PROVIDED, THAT, such period need not exceed 180 days, (B) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Demand Holders and has not thereafter become effective, or (C) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Demand Holders.

                       (iv) The Company may delay the filing of a Registration Statement requested pursuant to this Section 1(a) if, in its reasonable judgment, (A) the filing of such Registration Statement at such time would adversely affect or require the Company to disclose in the Registration Statement a proposed financing, reorganization or recapitalization, or pending negotiations relating to a merger, consolidation, acquisition or similar transaction, or otherwise adversely affect the Company; or (B) financial statements meeting the requirements of Regulation S-X are not available at such time because of any such pending proposal or negotiations; provided, however, that the right of the Company pursuant to clauses (A) and (B) of this subsection
(iv) to delay the filing of a Registration

Statement shall not extend for more than 90 days from the date that notice is given pursuant to Section 1(a)(i) requesting registration. The Company shall promptly give the holders of Registrable Securities requesting registration thereof pursuant to Sections 1(a)(1) or 1(a)(ii) written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. If the Company shall so postpone the filing of a Registration Statement, any Demand Holder Group requesting registration thereof pursuant to Section 1(a)(i) shall have the right to withdraw the request for registration by giving written notice to the Company within 15 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 1(a) hereof.

         (b) INCIDENTAL REGISTRATION. (i) In addition to, and independent of the rights afforded by Section 1(a), prior to filing with the Commission any Registration Statement (other than a Registration Statement on Form S-4 or S-8 or any successor forms to such Forms) with respect to (A) any public offering by and for the account of the Company of its equity securities or any securities convertible into or exchangeable or exercisable for such equity securities or
(B) any public offering by the Company for the account of any holders of equity securities of the Company, of the Company's equity securities or any securities convertible into or exchangeable or exercisable for such equity securities, the Company shall notify each holder of the Registrable Securities of such proposed filing, specifying whether such offering is to be an Underwritten Offering. Any such holder wishing to have any of such holder's Registrable Securities included in such Registration Statement shall promptly (and in any event within 30 days after such notice is given by the Company) give written notice to the Company requesting registration of such holder's Registrable Securities, specifying the number of Registrable Securities requested to be registered and describing the proposed method of disposition thereof, and if the proposed offering is to be an Underwritten Offering and such holder wishes to participate therein, specifying the number of Registrable Securities which such holder wishes to dispose of pursuant to such Underwritten Offering.

                       (ii) If the proposed public offering as to which notice is given by the Company pursuant to Section 1(b)(i) is other than an Underwritten Offering, the Company shall use its reasonable best efforts to register the Registrable Securities requested to be included in its Registration Statement and, in connection therewith, to prepare and make available a Prospectus meeting the requirements of Section 10(a) of the Securities Act for such period as may be required by the Securities Act.

                       (iii) At any time prior to the time that a Registration Statement as to which notice has been given by the Company pursuant to Section 1(b) has been filed by the

Company or, if filed, has been declared effective, the Company may determine not to file, or may withdraw, such Registration Statement, in either of which events the Company shall have no obligation pursuant to this Section 1(b) to register any Registrable Securities in connection with such proposed Registration Statement.

         (c) UNDERWRITTEN OFFERINGS. If the proposed method of disposition of Registrable Securities as to which notice is given by the holders of Registrable Securities under Sections 1(a)(i) and 1(a)(ii), collectively, or the proposed public offering as to which notice is given by the Company pursuant to Section 1(b)(i) is to be an Underwritten Offering:

                       (i) the Company shall request the underwriter(s) participating in such offering to purchase and sell all Registrable Securities the disposition of which pursuant to such Underwritten Offering shall have been requested by the holders thereof in notices given pursuant to Section 1(a)(i), 1(a)(ii) or 1(b)(i), as the case may be;

                       (ii) (A) each holder of Registrable Securities giving a notice pursuant to Section 1(a)(i) or 1(a)(ii), as the case may be, agrees that, by the giving of such notice, if the underwriter(s) desire(s) to purchase any of the Registrable Securities requested by such holder to be purchased, such holder shall sell such Registrable Securities to such underwriter(s) pursuant to an underwriting agreement to be entered into by and among the Company, the underwriter(s), such holder and any other holders of securities of the Company participating in such Underwritten Offering, unless, upon written notice to the Company and the managing underwriter given at least five Business Days prior to the date that the Registration Statement with respect to such offering is proposed to become effective (or any later proposed effective date), such holder withdraws its Registrable Securities from such Underwritten Offering; provided, that, if the Morgan Holders, IronBrand or the 1818/Progressive/ML Holders (with respect to a registration requested under Section 1(a)(i)) withdraw the Registrable Securities requested by such holders pursuant to Section 1(a)(i) to be included in such Underwritten Offering because the underwriter(s) have advised the Company in writing that the number of Registrable Securities requested to be included in such registration exceeds the number of such securities that can be sold in such offering within a price range acceptable to such holders, then such request for registration shall be withdrawn as to all holders of Registrable Securities of the type held by the holders requesting such withdrawal and the number of requests for registration that may be made by such Demand Holder Group pursuant to 1(a)(i) should be increased by one, and notwithstanding anything to the contrary in this Agreement, all of the costs incurred by such holders in connection with such registration shall be paid by the Company; and, provided, further, if any holder of Registrable Securities requesting registration of such securities pursuant to Section 1(a)(i) or 1(a)(ii) withdraws its request for registration for any reason that is not based on such advice from the underwriter(s), then, notwithstanding anything to the contrary in this Agreement, any expenses incident to the Company's preparation in accordance with this Agreement for the registration of such Registrable Securities so withdrawn shall be borne entirely by the holders of such Registrable Securities, pro rata among such holders requesting such withdrawal, in the proportion that the number of Registrable Securities requested by each such holder to be included in such Underwritten Offering and so withdrawn bears to the total number of Registrable Securities requested to be included in such Underwritten Offering and so withdrawn.

                           (B) each holder of Registrable Securities giving a
notice pursuant to Section 1(b)(i) agrees that, by the giving of such notice, if the underwriter(s) desire(s) to purchase any of the Registrable Securities requested by such holder to be purchased, such holder shall sell such Registrable Securities to such underwriter(s) pursuant to an underwriting agreement to be entered into by and among the Company, the underwriter(s), such holder and any other holders of securities of the Company participating in such Underwritten Offering, unless, upon written notice to the Company and the managing underwriter given at least five Business Days prior to the date that the Registration Statement with respect to such offering is proposed to become effective (or any later proposed effective date), such holder withdraws its Registrable Securities from such Underwritten Offering.

                       (iii) if the underwriter(s) elect(s) to purchase less than all securities (including Registrable Securities) which it is requested to purchase in connection with such offering (or if, in the judgment of the Company, on the written advice of such underwriter(s), the inclusion of all such securities in such Underwritten Offering would adversely affect the proposed public offering by and for the account of the Company), the Company shall use its reasonable best efforts to cause purchases, if any, by such underwriter(s),
(A) if such Underwritten Offering is the result of a request for registration pursuant to Section 1(a)(i) or 1(b)(i)(B), first, of securities to be offered for the account of the Demand Holders requesting inclusion pursuant to Sections 1(a)(i) and 1(a)(ii), to be made pro rata according to the number of securities requested by each such holder to be included in the Underwritten Offering, second, of securities to be offered for the account of the Company, third, of securities to be offered for the account of FSA and the Partners, to be made pro rata according to the number of securities requested by each such holder to be included in the Underwritten Offering, and fourth, of securities to be offered for the account of Persons other than (1) the Company, (2) the Demand Holders who requested inclusion pursuant to Sections 1(a)(i) and 1(a)(ii) and (3) FSA and the Partners, to be made pro rata according to the number of securities requested by such other Persons to be included in the Underwritten Offering, and
(B) if such Underwritten Offering is the result of a request for registration pursuant to Section 1(b)(i)(A), first, of securities to be offered for the account of the Company, second, of securities to be offered for the account of Demand Holders to be made pro rata according to the number of securities requested by each such holder to be included in the Underwritten Offering, third, of securities to be offered for the account of FSA and the Partners to be made pro rata according to the number of securities requested by such holders to be included in the Underwritten Offering, and fourth, of securities to be offered for the account of Persons other than (1) the Company (2) the Demand Holders and
(3) FSA and the Partners, to be made pro rata according to the number of securities requested by such other Persons to be included in the Underwritten Offering.

                       (iv) if (A) pursuant to Section 1(c)(iii), any of the Registrable Securities requested by any Demand Holder Group to be disposed of pursuant to any Underwritten Offering shall not have been purchased by the underwriter(s) thereunder and (B) the Underwritten Offering is the result of a request for registration pursuant to Section 1(a)(i), then the number of permissible requests for registration that may be made pursuant to such Section 1(a)(i) by such Demand Holder Group shall be increased by one.

         (d) RESTRICTIONS ON PUBLIC SALE BY HOLDER. Each holder whose Registrable Securities are covered by a Registration Statement filed pursuant to this Section 1 agrees, upon the request of the underwriter(s) in any Underwritten Offering permitted pursuant to Section 8, not to effect any public sale or distribution of securities of the Company of the same class as the securities, or any security convertible into or exchangeable or exercisable for such securities, included in such Registration Statement, including a sale pursuant to Rule 144 under the Securities Act (except as part of such registration), during the 10-day period prior to, and during the 90-day period (or such longer period, not exceeding 180 days, as is required by the underwriter(s)) beginning on, the closing date of any such Underwritten Offering made pursuant to such Registration Statement, to the extent timely notified in writing by the Company or such underwriter(s); provided, that all other Persons selling securities in such Underwritten Offering and all officers and directors of the Company shall enter into agreements providing for the same restriction on a public sale as described herein.

         The foregoing provisions shall not apply to any holder of Registrable Securities if such holder is prevented by applicable statute, regulation or preexisting contractual or fiduciary duty from entering into any such agreement.

         (e) RESTRICTIONS ON SALE OF SECURITIES BY THE COMPANY. The Company agrees not to effect any public or private offer, sale or distribution of its equity securities or any security convertible into or exchangeable or exercisable for such equity security, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and during the 90-day period (or such longer period, not exceeding 180 days, as is required by the underwriter(s)) beginning on, the closing date of each Underwritten Offering permitted pursuant to Section 8, to the extent timely and reasonably so requested in writing by the underwriter(s) (except as part of such registration, if permitted, or pursuant to registrations on Form S-4 or S-8 or any successor forms to such Forms or pursuant to an issuance of equity securities of the Company where such equity securities are exempted from the Securities Act pursuant to Section 3(a)(10) thereof).

         (f) AMENDMENTS. Upon the occurrence of any event that would cause any Registration Statement (i) to contain a material misstatement or omission or
(ii) not to be effective and usable for resale of Registrable Securities during the period that such Registration Statement is required to be effective and usable, the Company shall promptly file an amendment to the Registration Statement, in the case of clause (i), correcting any such misstatement or omission, and in the case of either clause (i) or (ii), using its reasonable best efforts to cause such amendment to be declared effective and such Registration Statement to become usable as soon as practicable thereafter.

         2.       REGISTRATION PROCEDURES.

         In connection with any Registration Statement and subject to the provisions of Section 1 the Company shall use its reasonable best efforts to effect such registration to permit the sale of the Registrable Securities being sold in accordance with the intended method or methods of distribution thereof, and pursuant thereto the Company shall as expeditiously as possible:

         (a) prepare and file with the Commission a Registration Statement relating to the registration on any appropriate form under the Securities Act, which form shall be available for the sale of the Registrable Securities being sold in accordance with the intended method or methods of distribution thereof and shall include all financial statements required by the Commission to be filed therewith (including, if required by the Securities Act or any regulation thereunder, financial statements of any Subsidiary of the Company which shall have guaranteed any indebtedness of the Company), cooperate and assist in any filings required to be made with the NASD and use its reasonable best efforts to cause such Registration Statement to become effective and approved by such governmental agencies or authorities as may be necessary to enable the selling holders to consummate the disposition of such Registrable Securities; provided, that before filing a Registration Statement or any Prospectus, or any amendments or supplements thereto, the Company shall (i) furnish to the holders of the Registrable Securities and the underwriter(s), if any, copies of all such documents proposed to be filed, which documents shall be subject to the review of such holders and (ii) make the Company's representative available for discussion of such documents; and provided, further, that in connection with any registration of Registrable Securities pursuant to Section 1(a), the Company shall not file any Registration Statement or amendment thereto or any Prospectus or any supplement thereto to which the holders of a majority of Registrable Securities covered by such Registration Statement or the underwriter(s), if any, shall reasonably object within 10 Business Days after the receipt thereof, and provided, further, that in connection with any registration pursuant to Section 1 (b)(i), if the holders of a majority of Registrable Securities covered by a Registration Statement in connection therewith reasonably object within 10 Business Days after the receipt of such Registration Statement or amendment thereto or any Prospectus or any supplement thereto, the Company shall provide written notice not more than five Business Days after the end of the 10 Business-Day period referred to above to such holders as to whether or not the Company plans on filing such document, notwithstanding such objection (which such notice shall bind the Company), and if the Company notifies such holders that it plans on filing such document, any holder of Registrable Securities to be registered under such Registration Statement may withdraw its Registrable Securities from such Registration Statement and the offering in connection therewith and, if such holder makes such a withdrawal, it shall have no further obligations in connection with such Registration Statement or offering. For purposes of the preceding provisos, an objection made by a holder of the Registrable Securities or an underwriter, if any, shall be deemed to be reasonable if, including without limitation, the Registration Statement, amendment, Prospectus or supplement, as applicable, as filed or proposed to be filed, contains, in the reasonable judgment of the holder of Registrable Securities or underwriter, a material misstatement or omission;

         (b) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the applicable period set forth in
Section 1, or such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold;

         (c) if requested by the holders of a majority of the Registrable Securities being sold in an Underwritten Offering permitted by Section 7 or the underwriter(s) thereof, promptly incorporate in a Prospectus, Prospectus supplement or post-effective amendment such information as such underwriter(s) and the holders of a majority of the Registrable Securities being sold agree should be included therein relating to the plan of distribution of the Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriter(s), the purchase price being paid therefor and with respect to any other terms of the offering of the Registrable Securities to be sold in such offering; and make any required filings of such Prospectus, Prospectus supplement or post-effective amendment as soon as practicable after the Company is notified of the matters to be incorporated in such Prospectus, Prospectus supplement or post-effective amendment;

         (d) advise the underwriter(s), if any, and holders of the Registrable Securities promptly and, if requested by such Persons, confirm such advice in writing:

                       (i) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment thereto, when the same has become effective;

                       (ii) of any request by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information relating thereto;

                       (iii) if at any time the representations and warranties of the Company contemplated by clause (l)(i) below cease to be true and correct;

                       (iv) if the Registration Statement, the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading; and

                       (v) of the issuance by the Commission of any stop order or other order suspending the effectiveness of the Registration Statement, or any order issued by any state securities commission or other regulatory authority suspending the qualification or exemption from qualification of such Registrable Securities under state securities or "blue sky" laws. If at any time the Company shall receive any such stop order suspending the effectiveness of the Registration Statement, or any such order from a state securities commission or other regulatory authority, the Company shall use its reasonable best efforts to obtain the withdrawal or lifting of such order at the earliest possible time.

         (e) furnish to each holder of the Registrable Securities and each of the underwriter(s), if any, without charge, at least one complete conformed copy of the Registration Statement, as first filed with the Commission, and of each amendment thereto, including all documents incorporated by reference therein and all exhibits (including exhibits incorporated therein by reference);

         (f) deliver to each holder of the Registrable Securities and each of the underwriter(s), if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may reasonably request; the Company consents to the use of the Prospectus and any amendment or supplement thereto by each of the holders of the Registrable Securities and each of the underwriter(s), if any, in connection with the offering and the sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto;

         (g) prior to any public offering of Registrable Securities, cooperate with the holders of the Registrable Securities, the underwriter(s), if any, and their respective counsel in connection with the registration and qualification of the Registrable Securities under the securities or "blue sky" laws of such jurisdictions as the holders of the Registrable Securities or underwriter(s) may reasonably request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement, except that the Company shall not for any such purpose be required to (i) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this clause (g), be obligated to so qualify or to consent to any general service of process in any such jurisdiction or (ii) subject itself to taxation in respect of doing business in any jurisdiction in which it would not otherwise be so subject;

         (h) cooperate with the holders of the Registrable Securities and the underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold without bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as such holders or the underwriter(s), if any, may request;

         (i) use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriter(s), if any, to consummate the disposition of such Registrable Securities;

         (j) if any fact or event contemplated by clause (d)(iv) above shall exist or have occurred, prepare a supplement or post-effective amendment to the Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Registrable Securities, the Prospectus will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading;

         (k) provide a transfer agent and registrar (which may include the Company) and CUSIP number for all Registrable Securities not later than the effective date of the Registration Statement;

         (l) enter into such agreements (including an underwriting agreement) and take all such other actions in connection therewith as may be reasonably required in order to expedite or facilitate the disposition of the Registrable Securities pursuant to the Registration Statement, and in connection with any such underwriting agreement entered into by the Company:

                       (i) make such representations and warranties to the underwriter(s), in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings;

                       (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the underwriter(s)) and the holders of the Registrable Securities, addressed to the underwriter(s) and the holders of the Registrable Securities covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may reasonably be requested by such holders and underwriters;

                       (iii) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants, addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings and, subject to the policies of the Commission, the Company's certified public accountants and the U.S. accounting profession, use its reasonable best efforts to have such letters and updates addressed to FSA Portfolio Management;

                       (iv) set forth in full or incorporate by reference in the underwriting agreement the indemnification provisions and procedures of Section 4 with respect to all parties to be indemnified pursuant to said Section; and

                       (v) deliver such documents and certificates as may be reasonably requested by the holders of the Registrable Securities being sold or the underwriter(s) of such Underwritten Offering to evidence compliance with subclause (i) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company pursuant to this clause (1).

                  The above shall be done at each closing under such underwriting or similar agreement, as and to the extent required thereunder;

         (m) make available for inspection by a representative of the selling holders of the Registrable Securities, any underwriter participating in any disposition pursuant to the Registration Statement, and any attorney, accountant or other professional retained by such holders or any of the underwriters, subject to reasonable notice and during regular business hours, all financial and other records, pertinent corporate documents and properties of the Company, provided, that all expenses incurred by any party requesting such access shall be paid by such party, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such holder, underwriter, attorney, accountant or other professional in connection with such Registration Statement subsequent to the filing thereof and prior to its effectiveness, except that the aforementioned advisors may be required to sign a reasonably acceptable confidentiality agreement;

         (n) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to the holders of the Registrable Securities, as soon as practicable, a consolidated earnings statement (which need not be audited) for the 12-month period (A) commencing at the end of any fiscal quarter in which Registrable Securities are sold to underwriters in a firm or best efforts Underwritten Offering or (B) if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement; provided, however, that such reporting obligations shall be in addition to and not in place of the obligations imposed on the Company by Section 5 of the Morgan Purchase Agreements and Section 9.1 of the 1818/Progressive/ML Purchase Agreement;

         (o) use its reasonable best efforts to cause all Registrable Securities to be listed on each securities exchange, if any, on which equity securities issued by the Company are then listed; and

         (p) use its reasonable best efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby.

         The Company may require each holder of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such holder and the distribution of such securities as the Company may from time to time reasonably request in writing and as is required by applicable laws and regulations.

         Each holder of the Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company pursuant to Section 2(d)(iv), or notice of a stop order or suspension described in Section 2(d)(v), such holder shall forthwith discontinue disposition of Registrable Securities and cease to use the Prospectus in use under such Registration Statement. Each holder of Registrable Securities also agrees that if in an Underwritten Offering effected pursuant to this Agreement it is required to deliver a signed opinion of counsel to the underwriter(s) under the underwriting agreement, it will cause its counsel to address and deliver a copy of such opinion to the Company. The Company shall, as promptly as practicable, provide each holder with copies of the supplemented or amended Prospectus contemplated by Section 2(j), or advise the holders in writing that the use of the Prospectus may be resumed, and provide each holder with copies of any additional or supplemental filings which are incorporated by reference in the Prospectus. If so directed by the Company, each such holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

         3.       REGISTRATION EXPENSES.

         (a) All expenses incident to the Company's performance of or compliance with this Agreement shall be borne by the Company, regardless of whether a Registration Statement becomes effective, including without limitation:

                       (i) all registration and filing fees and expenses (including filings made with the NASD);

                       (ii) fees and expenses of compliance with federal securities and state "blue sky" or securities laws;

                       (iii) expenses of printing (including printing certificates for the Registrable Securities and Prospectuses), messenger and delivery services and telephone;

                       (iv) fees and disbursements of counsel for the Company and one counsel, and one local counsel for each local jurisdiction where it is reasonably necessary, for the holders of the Registrable Securities selling such securities pursuant to a Registration Statement (subject to the provisions of Section 3(b));

                       (v) all application and filing fees in connection with listing the Registrable Securities on a national securities exchange or automated quotation system pursuant to the requirements hereof;

                       (vi) all fees and disbursements of independent certified public accountants of the Company (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance);

                       (vii) any reasonable out-of-pocket expenses of the holders of the Registrable Securities (or the agents and fiduciaries who manage their accounts); and

                       (viii) such other reasonable and customary expenses as may be at such time (A) associated with underwritten offerings and (B) customarily borne by the issuer, which such reasonable and customary expenses shall not be deemed to include any underwriter discounts, commissions or applicable transfer taxes attributable to the sale of Registrable Securities.

         The Company shall, in any event, bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, rating agency fees and the fees and expenses of any Person, including special experts, retained by the Company.

         (b) In connection with any Registration Statement, the Company shall reimburse the holders of the Registrable Securities for the reasonable fees and disbursements of not more than one counsel chosen by the holders of a majority of the Registrable Securities covered by such Registration Statement and of all local counsel that is reasonably necessary. Notwithstanding the provisions of this Section 3, each holder shall pay registration expenses if and to the extent required by applicable law.

         4.       INDEMNIFICATION.

         (a) The Company agrees to indemnify and hold harmless each holder of the Registrable Securities and each Person, if any, who controls such holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities and expenses (including, without limiting the foregoing but subject to Section 4(c), the reasonable legal and other expenses incurred in connection with any action, suit or proceeding or any claim asserted) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or the Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that such losses, claims, damages, liabilities or expenses are the result of an untrue statement or omission contained in information relating to such holder, furnished in writing to the Company by or on behalf of such holder expressly for use therein. In connection with any Underwritten Offering permitted by Section 8, the Company shall also indemnify underwriters, if any, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the holders, if requested in connection with any Registration Statement.

         (b) As a condition to the inclusion of its Registrable Securities in any Registration Statement pursuant to this Agreement, each holder thereof shall furnish to the Company in writing, promptly after receipt of a request therefor, such information as the Company may reasonably request for use in connection with any Registration Statement, Prospectus or preliminary prospectus and each such holder agrees to indemnify and hold harmless, severally and not jointly, the Company and its directors, its officers who sign such Registration Statement, and any Person controlling the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity from the Company to each holder and Persons controlling such holder, but only with reference to information relating specifically to such holder furnished in writing by or on behalf of such holder expressly for use in such Registration Statement or the Prospectus or any preliminary prospectus included therein, and of which none of the Company, its directors or officers has actual knowledge independent of such holder; provided, however, that such holder of Registrable Securities shall not be liable in any such case to the extent that the holder has furnished in writing to the Company, reasonably in advance of the filing of any such Registration Statement, Prospectus or preliminary prospectus with the Commission, information expressly for use in such Registration Statement, Prospectus or preliminary prospectus which corrected or made not misleading information previously furnished to the Company, and the Company failed to include such information therein. In case any action shall be brought against the Company, any of its directors, any such officer, or any such controlling Person based on the Registration Statement, the Prospectus or any preliminary prospectus and in respect of which indemnity may be sought against one or more of the holders, such holders shall have the rights and duties given to the Company by Section 4(c) (except that if the Company as provided in Section 4(c) shall have assumed the defense thereof such holders shall not be required to do so, but may employ separate counsel therein and participate in the defense thereof but all the fees and expenses of such counsel shall be at such holder's expense and not at the expense of the Company) and the Company and its directors, any such officers, and any such controlling Person shall have the rights and duties given to the holders by Section 4(c). In no event shall the liability of any selling holder hereunder be greater than the net proceeds (i.e., proceeds net of underwriting discounts, fees, commissions and any other expenses payable by such selling holder) received by such holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

         (c) In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be brought against any current or former holder of the Registrable Securities or any Person controlling such holder, with respect to which indemnity may be sought against the Company pursuant to Section 4(a), such holder or such Person controlling such holder shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such holder and payment of all fees and expenses relating thereto. Such holder and such Persons controlling such holder shall have the right to employ separate counsel in any such action or proceeding and participate in the defense thereof, but all the fees and expenses of such counsel shall be at such holder's expense and not at the expense of the Company unless (i) the employment of such counsel has been specifically authorized in writing by the Company, which authorization shall not be unreasonably withheld, (ii) the Company has not assumed the defense and employed counsel reasonably satisfactory to such holder within 15 days after written notice of any such action or proceeding, or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both such holder or any Person controlling such holder and the Company and such holder or any Person controlling such holder shall have been advised by such counsel that there may be one or more legal defenses available to such holder or Person controlling such holder that are different from or additional to those available to the Company and, in the reasonable opinion of such counsel, could not be asserted by the Company's counsel without creating a conflict of interest (in which case the Company shall not have the right to assume the defense of such action or proceeding on behalf of such holder or controlling Person, it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to all local counsel which is necessary, in the good faith opinion of both counsel for the indemnifying party and counsel for the indemnified party in order to adequately represent the indemnified parties) for all such holders and controlling Persons, which firm shall be designated in writing by the holders of a majority of the Registrable Securities currently or formerly held by such holders and that all such reasonable fees and expenses shall be reimbursed as they are incurred upon written request and presentation of invoices). The Company shall not be liable for any settlement of any such action effected without the written consent of the Company (which consent shall not be unreasonably withheld), but if settled with the written consent of the Company or if there is a final judgment for the plaintiff, the Company agrees to indemnify and hold harmless such holder and any Persons controlling such holder from and against any loss or liability by reason of such settlement or judgment. The Company shall not, without the prior written consent of the holder, effect any settlement of any pending or threatened proceeding in respect of which any holder or any Person controlling such holder is a party and indemnity has been sought hereunder by such holder or any Person controlling such holder unless such settlement includes an unconditional release of such holder or such controlling Person from all liability on claims that are the subject matter of such proceeding.

         (d) If the indemnification provided for in this Section 4 is unavailable to an indemnified party under paragraphs (a), (b) or (c) hereof in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the holders of the Registrable Securities on the other hand from the original sale by the Company of the Registrable Securities, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and such holders on the other hand in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and such holders on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company on the one hand or by such holders on the other hand and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

         (e) The Company and the holders of the Registrable Securities agree that it would not be just and equitable if contribution pursuant to this Section 4 were determined by a pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities and expenses referred to in subsection (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating any claim or defending any such action, suit or proceeding. Notwithstanding any other provision of this Agreement, no holder of the Registrable Securities shall be required to contribute an amount greater than the net proceeds received by such holder with respect to the sale of Registrable Securities giving rise to any indemnification or contribution obligation under this Section 4. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         5. RULE 144A. The Company hereby agrees with each holder of the Registrable Securities for so long as any Registrable Securities remain outstanding and during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act, to make available to any Purchaser or beneficial owner of Registrable Securities in connection with any sale thereof and any prospective purchaser of Registrable Securities from such Purchaser or beneficial owner, the information required by Rule 144A(d)(4) under the Securities Act.

         6. RULE 144. The Company agrees with each holder of Registrable Securities to:

         (a) comply with the requirements of Rule 144(c) under the Securities Act with respect to current public information about the Company;

         (b) use its reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time it has become subject to such reporting requirements); and

         (c) furnish to any holder of Registrable Securities upon request (i) a written statement by the Company as to its compliance with the requirements of said Rule 144(c) and the reporting requirements of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), (ii) a copy of the most recent annual or quarterly report of the Company, and (iii) such other reports and documents of the Company as such holder may reasonably request to avail itself of any similar rule or regulation of the Commission allowing it to sell any such securities without registration.

         7. PARTICIPATION IN UNDERWRITTEN OFFERINGS. No holder of the Registrable Securities may participate in any Underwritten Offering hereunder unless such holder (a) agrees to sell such holder's Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided, that no holder of Registrable Securities included in any Underwritten Offering shall be required to make any representations or warranties to the Company or the underwriter(s) other than representations and warranties regarding such holder and such holder's intended method of distribution.

         8.       SELECTION OF UNDERWRITERS.

         (a) DEMAND REGISTRATION. In any Underwritten Offering of Registrable Securities covered by a Registration Statement under Section 1(a)(i), the investment banker(s) and manager(s) that will administer the offering shall be selected by the holders of a majority of the Registrable Securities with respect to which the request for registration was made under Sections 1(a)(i), collectively; provided, that such investment banker(s) and manager(s) must be of national stature and reasonably acceptable to the Company.

         (b) INCIDENTAL REGISTRATION. In any Underwritten Offering of Registrable Securities covered by a Registration Statement under Section 1(b), the investment banker(s) and manager(s) that will administer the offering shall be selected by the Company.

         9.       INTERPRETATION OF AGREEMENT; DEFINITIONS.

         (a) DEFINITIONS. Unless the context otherwise requires, the terms hereinafter set forth when used herein shall have the following meanings and the following definitions shall be equally applicable to both the singular and plural forms of any of the terms herein defined.

         "Agreement" means this Registration Rights Agreement and all Schedules hereto.

         "Business Day" means a day other than a Saturday, a Sunday or other day which commercial banks located in Florida or New York are authorized or obligated to be closed.

         "Commission" means the Securities and Exchange Commission as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Exchange Act, then the Person performing such duties at such time.

         "Company" has the meaning assigned in the first paragraph of this Agreement.

         "Demand Holder Group" means each of the Morgan Holders, IronBrand and the 1818/Progressive/ML Holders, as the case may be.

         "Demand Holders" means the holders of the Morgan Registrable Securities, the 1818/Progressive/ML Registrable Securities and the Registrable Securities of IronBrand.

         "1818/Progressive/ML Equity Interests" means (i) the shares of Common Stock for which the warrants issued to the 1818/Progressive/ML Group pursuant to the Securities Purchase Agreement are exercisable, plus (ii) the shares of Common Stock purchased by the 1818/Progressive/ML Group pursuant to the Securities Purchase Agreement and (iii) Related Registrable Securities.

         "1818/Progressive/ML Holders" means the holders of the 1818/Registrable Securities then constituting at least of a majority of the 1818/Progressive/ML Registrable Securities.

         "1818/Progressive/ML Registrable Securities" means the
1818/Progressive/ML Equity Interests that constitute Registrable Securities.

         "Equity Interest" means any partnership interests, shares of stock, limited liability company interests or membership interests or other equity interests directly in the Company.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "FSA Equity Interest" means the 100,000 shares of the Common Stock purchased by FSA pursuant to the Investment Agreement dated October 1, 1997 between the Company and FSA.

         "FSA Registrable Securities" means the FSA Registrable Equity Interests that constitute Registrable Securities.

         "IronBrand" means IronBrand Capital, LLC, a North Carolina limited liability company, and any successors or permitted assignees of any of its rights under the Partnership Agreement and, at any time the Registrable Securities of IronBrand are held by more than one Person, means the holders of such securities then constituting at least a majority of such securities.

         "Morgan Equity Interests" means units of Equity Interests issued in exchange for the Deferred Additional Interest Notes (as defined in the Morgan Note Purchase Agreement) in accordance with the terms of the Morgan Note Purchase Agreement.

         "Morgan Holders" means the holders of the Morgan Registrable Securities then constituting at least a majority of the Morgan Registrable Securities.

         "Morgan Note Purchase Agreement" means the agreements, dated as of August 9, 1996, between the Company and the Morgan Trusts.

         "Morgan Registrable Securities" means the Morgan Equity Interests that constitute Registrable Securities.

         "NASD" means National Association of Securities Dealers, Inc.

         "Person" means an individual, partnership, corporation, trust or unincorporated organization, and a government or agency or political subdivision thereof.

         "Prospectus" means the prospectus included in a Registration Statement, as amended or supplemented by any prospectus supplement and by all other amendments thereto, including posteffective amendments, and all material incorporated by reference into such Prospectus.

         "Public Offering" means a public offering of the Company's equity securities pursuant to an effective Registration Statement filed by the Company with the Commission.

         "Registrable Securities" means, collectively, each Morgan Equity Interests, 1818/Progressive/ML Equity Interest, Equity Interest of IronBrand, FSA Equity Interest and Equity Interests of the Partners until each such security has been (i) transferred in a public offering registered under the Securities Act or (ii) transferred in a sale made through a broker, dealer or market-maker pursuant to Rule 144 or Rule 144A under the Securities Act.

         "Registration Statement" means a registration statement of the Company, filed with the Commission on an appropriate form, including any registration statement filed pursuant to the provisions of this Agreement, including the Prospectus included therein, all amendments and supplements thereto (including post-effective amendments) and all exhibits and material incorporated by reference therein.

         "Related Registrable Securities" means with respect to shares of Common Stock issuable upon exercise of the Warrants issued to the 1818/Progressive/ML Holders, any securities of the Company issued or issuable with respect to such shares of Common Stock by way of a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Subsidiary" means any corporation, partnership, joint venture, association, company, business trust or other entity in which the Company directly or indirectly (i) beneficially owns or controls, directly or indirectly, a majority of the outstanding voting securities having by the terms thereof ordinary voting power to elect a majority of the board of directors (or other body fulfilling a substantially similar function) of such entity (other than by reason of the happening of any contingency) or (ii) in the case of an entity which does not have a board of directors (or other body fulfilling a substantially similar function) has the authority to control the policies of such entity (including any partnership or joint venture of or in which the Company or a Subsidiary is a general partner or joint venture participant or owns or has the fight to obtain a majority of limited partnership interests).

         "Underwritten Offering" means a Public Offering in which securities of the Company are sold to an underwriter for reoffering to the public.

         (b) ACCOUNTING PRINCIPLES. Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with the generally accepted accounting principles in effect from time to time, to the extent applicable, except where such principles are inconsistent with the express requirements of this Agreement including without limitation the definitions set out in Section 9.

         (c) DIRECTLY OR INDIRECTLY. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person.

         10.      MISCELLANEOUS.

         (a) REMEDIES. Each holder of the Registrable Securities, in addition to being entitled to exercise all rights provided herein, and granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

         (b) NO INCONSISTENT AGREEMENTS. The Company shall not, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to such holders of the Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the holders hereunder do not in any way conflict with and are not inconsistent with the fights granted to the holders of the Company's securities under any other agreements.

         (c) COMPARABLE AGREEMENTS. The Company hereby represents and warrants that it has not entered into or agreed to any side letter or similar arrangement or other agreement with any other holder or prospective holder of any securities of the Company providing for registration rights with respect to the securities of the Company that confers rights or benefits more favorable than the rights and benefits conferred upon the holders of the Registrable Securities hereunder (such a letter, arrangement or agreement, whether or not it confers such more favorable fights or benefits, a "Side Arrangement"). The Company shall not enter into or amend any Side Arrangement unless, in each case, each of the holders of the Registrable Securities have been notified in writing and been provided with a copy of such proposed Side Arrangement or amendment at least 20 Business Days prior to the effective date of such Side Arrangement or amendment and have been given the opportunity to receive the rights and benefits in such Side Arrangement or amendment as of the date of such Side Arrangement or amendment.

         (d) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the written consent of the Company and each of the other parties hereto.

         (e) NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or any courier guaranteeing overnight delivery. Such notices, demands and other communications will be sent to any Investor at the address indicated on Schedule I hereto, to any other holder of Registrable Securities at such holder's address of record appearing on the Company's books and to the Company at the address indicated below:

                  National Auto Finance Company, Inc.
                  1325 Avenue of the Americas
                  Suite 1200
                  New York, New York 10019
                  Attention: Keith B. Stein
                  Telecopier: (212) 399-9199
or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. All such notices, demands and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon receipt, if mailed postage prepaid; when answered back, if telexed; when receipt is acknowledged, if telecopied; or at the time delivered, if delivered by an air courier guaranteeing overnight delivery.

         (f) SUCCESSORS AND ASSIGN. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

         (g) COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         (h) GOVERNING LAW. THE LAWS OF THE STATE OF DELAWARE SHALL GOVERN ALL ISSUES AND QUESTIONS CONCERNING THE RELATIVE RIGHTS AND OBLIGATIONS OF THE COMPANY AND ITS SECURITY HOLDERS. ALL OTHER ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS PRINCIPLES THEREOF, EXCEPT SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

         (i) SEVERABILITY. Should any part of this Agreement for any reason be declared invalid, such decision shaft not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part, parts, or portion which may, for any reason, be hereafter declared invalid.

         (j) SUBMISSION TO JURISDICTION. THE COMPANY HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN

THE COUNTY OF NEW YORK, STATE OF NEW YORK WITH RESPECT TO ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, AND THE COMPANY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED ON IMPROPER VENUE OR FORUM NON CONVENIENS TO THE CONDUCT OF ANY PROCEEDING IN ANY SUCH COURT AND WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT, AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY MAIL OR MESSENGER DIRECTED TO IT AT THE ADDRESS OF THE COMPANY SET FORTH IN SECTION 10 ABOVE, AND THAT SERVICE SO MADE, SHALL BE DEEMED TO BE COMPLETED UPON THE EARLIER OF ACTUAL RECEIPT AND FIVE BUSINESS DAYS AFTER THE SAME SHALL HAVE BEEN POSTED TO THE COMPANY'S ADDRESS, AS THE CASE MAY BE, IN ACCORDANCE HEREWITH. THE COMPANY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT (IF SUCH A PROCEDURE IS AVAILABLE UNDER APPLICABLE LAW) OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING CONTAINED IN THIS SECTION SHALL AFFECT THE RIGHT OF ANY INVESTOR TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING ANY ACTION OR PROCEEDING IN THE COURTS OF ANY JURISDICTION AGAINST THE COMPANY OR TO ENFORCE A JUDGMENT OBTAINED IN THE COURTS OF ANY OTHER JURISDICTION.

         (k) CAPTIONS. The descriptive headings of the various Sections or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

         (l) WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND THE INVESTORS WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

         (m) AMENDMENT OF EXISTING RIGHTS. Each of the Morgan Trusts, FSA and IronBrand agrees with the Company that this agreement amends and restates the Morgan Registration Rights Agreement, the FSA Registration Rights Agreement and
Article 6 of the

Partnership Agreement, respectively, and that the Company shall have no further obligations thereunder.

         (n) NOMINEES FOR BENEFICIAL OWNERS. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.


         (o) CALCULATION OF PERCENTAGE INTERESTS IN REGISTRABLE SECURITIES. For purposes of this Agreement, all references to a percentage of the Registrable Securities shall be calculated based upon the number of shares of Registrable Securities outstanding at the time such calculation is made, assuming the conversion of all Warrants issued to the 1818/Progressive/ML Holders into shares of Common Stock.

         (p) FINAL AGREEMENT. THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused this Agreement to be duly executed on its behalf, as of the date first written above.


                              NATIONAL AUTO FINANCE COMPANY,
                              INC.



                              By:
                                 ----------------------------------
                              Name:
                              Title:



                              IRONBRAND CAPITAL LLC



                              By:
                                 ----------------------------------
                              Name:
                              Title:


                              FSA PORTFOLIO MANAGEMENT INC.



                              By:
                                 ----------------------------------
                              Name:
                              Title:

                               THE 1818 MEZZANINE FUND, L.P.

                               By:      Brown Brothers Harriman & Co.,
                                        its General Partner


                               By:
                                  ---------------------------------------
                               Name:
                               Partner


                               MANUFACTURERS LIFE INSURANCE
                               COMPANY (U.S.A.)



                               By:
                                  ---------------------------------------
                               Name:
                               Title:


                               PROGRESSIVE INVESTMENT COMPANY, INC.



                               By:
                                  ---------------------------------------
                               Name:
                               Title:


                               PC INVESTMENT COMPANY



                               By:
                                  ---------------------------------------
                               Name:
                               Title:

                               Morgan Guaranty Trust Company of New York, as trustee of the Commingled Pension Trust Fund (Multi-Market Special Investment Fund II) of Morgan Guaranty Trust Company of New York



                               By:
                                  ---------------------------------------
                               Name:
                               Title:



                               Morgan Guaranty Trust Company of New York, as trustee of the Multi-Market Special Investment Trust Fund, of Morgan Guaranty Trust Company of New York



                               By:
                                  ---------------------------------------
                               Name:
                               Title:



                               Morgan Guaranty Trust Company of New York, as investment manager and agent for The Alfred P. Sloan Foundation (Multi-Market Account)



                               By:
                                  ---------------------------------------
                               Name:
                               Title:

                                   Schedule I

IRONBRAND CAPITAL LLC
FSA PORTFOLIO MANAGEMENT INC.
THE 1818 MEZZANINE FUND, L.P.
MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
PROGRESSIVE INVESTMENT COMPANY, INC.
PC INVESTMENT COMPANY

Morgan Guaranty Trust Company of New York, as trustee of the Commingled
         Pension Trust Fund (Multi-Market Special Investment Fund II) of Morgan Guaranty Trust Company of New York
Morgan Guaranty Trust Company of New York, as trustee of the Multi-Market
         Special Investment Trust Fund, of Morgan Guaranty Trust Company of New York
Morgan Guaranty Trust Company of New York, as investment manager and agent for The Alfred P. Sloan Foundation (Multi-Market Account)

                                                                       Exhibit E









THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED, QUALIFIED, APPROVED OR DISAPPROVED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS. NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF THESE SECURITIES.


                                                                   WARRANT NO. 4


                                     WARRANT

                       TO PURCHASE SHARES OF COMMON STOCK,

                            PAR VALUE $.01 PER SHARE,

                                       OF

                       NATIONAL AUTO FINANCE COMPANY, INC.



                  THIS IS TO CERTIFY THAT PROGRESSIVE INVESTMENT COMPANY, INC. or its registered assigns (the "PURCHASER"), is the owner of THREE HUNDRED AND SIXTY-THREE THOUSAND SIX HUNDRED AND TWENTY-THREE (363,623) Warrants (the "WARRANTS"), each of which entitles the registered holder thereof to purchase from NATIONAL AUTO FINANCE COMPANY, INC., a Delaware corporation (the "COMPANY"), one fully paid, duly authorized and nonassessable share of Common Stock, par value $.01 per share, of the Company (the "COMMON STOCK"), at any time or from time to time on or before 5:00 p.m., New York City time, on December , 2007 (subject to earlier expiration in certain events), at an exercise price of $.01 per share (the "EXERCISE PRICE"), all on the terms and subject to the conditions hereinafter set forth.

                  The number of shares of Capital Stock issuable upon exercise of each such Warrant (the "NUMBER ISSUABLE"), which is initially one (1) share of Common

Stock, is subject to adjustment from time to time pursuant to the provisions of
Section 2 of this Warrant certificate.

                  Capitalized terms used herein but not otherwise defined shall have the meanings given them in Section 11 hereof or, if not therein defined, in the Purchase Agreement.

                  1. EXERCISE OF WARRANT. Subject to the last paragraph of this
Section 1, the Warrants evidenced hereby may be exercised, in whole or in part, by the registered holder hereof at any time or from time to time on or before 5:00 p.m., New York City time, on December , 2007, but in any event no later than the date of the consummation of a Sale Transaction, upon delivery to the Company at the principal executive office of the Company in the United States of America, of (a) this Warrant certificate, (b) a written notice stating that such holder elects to exercise all or any portion of the Warrants evidenced hereby in accordance with the provisions of this Section 1 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued in connection with such exercise and (c) payment of the Exercise Price for the shares of Common Stock issuable upon exercise of such Warrants, which shall be payable, subject to the immediately following paragraph, (i) in cash, (ii) by a certified or official bank check payable to the order of the Company or (iii) by the surrender (which surrender shall be evidenced by cancellation of the number of Warrants represented by any Warrant certificate presented in connection with a Cashless Exercise (as defined below)) of a Warrant or Warrants (represented by one or more relevant Warrant certificates), and without the payment of the Exercise Price in cash, in return for the delivery to the surrendering holder of such number of shares of Common Stock equal to the product of (x) the number of shares of Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash) multiplied by (y) the Cashless Exercise Ratio. An exercise of a Warrant in accordance with clause (iii) is herein called a "CASHLESS EXERCISE." The "CASHLESS EXERCISE RATIO" shall equal a fraction, the numerator of which is the excess of the Current Market Price per share of Common Stock on the date of exercise over the Exercise Price per share as of the date of exercise and the denominator of which is the Current Market Price per share of the Common Stock on the date of exercise. Upon surrender of a Warrant certificate representing more than one Warrant in connection with a Cashless Exercise, the number of shares of Common Stock deliverable upon a Cashless Exercise shall be equal to the number of Warrants that the holder specifies is to be exercised pursuant to a Cashless Exercise multiplied by the Cashless Exercise Ratio, (collectively, the "WARRANT EXERCISE DOCUMENTATION").

         If any holder at the time of the exercise of any Warrants is not a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act or an accredited investor within the meaning of Rule 501 under the Securities Act such holder of the Warrants will be required to effect the exercise of the Warrants solely pursuant to the Cashless Exercise Option.

                  As promptly as practicable, and in any event within five Business Days after receipt of the Warrant Exercise Documentation, the Company shall deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock specified in the Warrant Exercise Documentation, (b) if applicable, cash in lieu of any fraction of a share, as hereinafter provided, and (c) if less than the full number of Warrants evidenced hereby are being exercised, a new Warrant certificate or certificates, of like tenor, for the number of Warrants evidenced by this Warrant certificate, less the number of Warrants then being exercised. Such exercise shall be deemed to have been made at the close of business on the date of delivery of the Warrant Exercise Documentation so that the Person entitled to receive shares of Common Stock upon such exercise shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time. No such surrender shall be effective to constitute the person entitled to receive such shares as the record holder thereof while the transfer books of the Company for the Common Stock are closed for any purpose (but not for any period in excess of five days); but any such surrender of this Warrant certificate for exercise during any period while such books are so closed shall become effective for exercise immediately upon the reopening of such books, as if the exercise had been made on the date this Warrant certificate was surrendered and for the Number Issuable of Common Stock specified in the Warrant Exercise Documentation and at the Exercise Price.

                  The Company shall pay all expenses in connection with, and all taxes and other governmental charges (other than income taxes of the holder) that may be imposed in respect of, the issue or delivery of any shares of Common Stock issuable upon the exercise of the Warrants evidenced hereby. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock in any name other than that of the registered holder of the Warrants evidenced hereby.

                  In connection with the exercise of any Warrants evidenced hereby, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Business Day which next precedes the day of exercise. If more than one such Warrant shall be exercised by the holder thereof at the same time, the number of full shares of Common Stock issuable on such exercise shall be computed on the basis of the total number of Warrants so exercised.

                  2. ADJUSTMENTS.

                  (a) ADJUSTMENT OF NUMBER ISSUABLE. The Number Issuable shall be subject to adjustment from time to time as follows:

                           (i) In case the Company shall at any time or from time to time after the Issue Date:

                                    (A) pay a dividend or make a distribution on
                  the outstanding shares of Common Stock in Capital Stock of the Company;

                                    (B) subdivide the outstanding shares of
                  Common Stock into a larger number of shares;

                                    (C) combine the outstanding shares of Common
                  Stock into a smaller number of shares; or

                                    (D) issue any shares of its Capital Stock in
                  a reclassification of the Common Stock;

         then, and in each such case, the Number Issuable in effect immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by the Company) so that the holder of any Warrant evidenced hereby thereafter exercised shall be entitled to receive the number of shares of Capital Stock of the Company which such holder would have owned or had been entitled to receive upon or by reason of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event. An adjustment made pursuant to this clause (i) shall become effective retroactively (x) in the case of any such dividend or distribution, to a date immediately following the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, combination or reclassification, to the close of business on the date upon which such corporate action becomes effective.

                           (ii) If after the Issue Date, the Company shall at any time or from time to time issue or sell (x) shares of Common Stock or (y) securities convertible into or exchangeable for shares of Common Stock, or any options, warrants or other rights to acquire shares of Common Stock (other than (a) shares of Common Stock issued upon exercise of the Warrants outstanding on the Issue Date and shares issued as a result of adjustments made under the other provisions of this Section 2, (b) shares of Common Stock issued pursuant to an underwritten Public Offering where such shares of Common Stock are listed on the New York Stock Exchange, Inc. or quoted or listed on any other national securities exchange or the National Market System of the Nasdaq Stock Market or (c) equity securities convertible into or exchangeable for shares of Common Stock, or any options, warrants or other rights to acquire shares of Common Stock if issued in connection with an issuance of debt securities as a unit (collectively, a "UNIT ISSUANCE"), but only to the extent (A) the Company retains a nationally recognized investment bank, which the Company and the holders of a majority of the outstanding Warrants mutually approve, to underwrite or privately place such Unit Issuance, or (B) if the Company and the holders of a majority of the outstanding Warrants do not agree on an investment bank under clause (A) hereof, the Company retains a nationally recognized investment bank to underwrite or privately place such Unit Issuance, in which case the holders of a majority of the outstanding Warrants may opt to retain (at the Company's expense) a nationally recognized investment bank that delivers to the holders of the outstanding Warrants, if such option is exercised, an opinion that the Unit Issuance is fair, from a financial point of view, to the stockholders of the Company) at a price per share that is less than the Current Market Price per share of Common Stock then in effect as of the record date or issue date, as the case may be, referred to in the following sentence (the "RELEVANT DATE") (treating the price per share of Common Stock, in the case of the issuance of any security convertible or exchangeable or exercisable into Common Stock as equal to (x) the sum of the price for such security convertible, exchangeable or exercisable into Common Stock plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such security into Common Stock divided by (y) the number of shares of Common Stock initially underlying such convertible, exchangeable or exercisable security), in each case, other than issuances or sales for which an adjustment is made pursuant to another paragraph of this Section 2, then, and in each such case, the Number Issuable then in effect shall be adjusted by multiplying the Number Issuable in effect on the day immediately prior to the Relevant Date by a fraction, (1) the numerator of which shall be the sum of the number of shares of Common Stock, on a fully diluted basis, outstanding on the Relevant Date, plus the number of additional shares of Common Stock issued or to be issued (or the maximum number into which such convertible or exchangeable securities initially may convert or exchange or for which such options, warrants or other rights initially may be exercised), and (2) the denominator of which shall be the sum of the number of shares of Common Stock, on a fully diluted basis, outstanding on the Relevant Date, plus the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued (or into which such convertible or exchangeable securities may convert or exchange or for which such options, warrants or other rights may be exercised plus the aggregate amount of any additional consideration initially payable upon conversion, exchange or exercise of such security) would purchase at the Current Market Price per share of Common Stock on the Relevant Date. Such adjustment shall be made whenever such shares, securities, options, warrants or other rights are issued, and shall become effective retroactively to a date immediately following the close of business (x) in the case of an issuance to the stockholders of the Company, as such, on the record date for the determination of stockholders entitled to receive such shares, securities, options, warrants or other rights and (y) in all other cases, on the date (the "ISSUE DATE") of such issuance; PROVIDED, that if any convertible or exchangeable securities, options, warrants, or other rights (or any portions thereof) which shall have given rise to an adjustment pursuant to this
         Section 2(a)(ii) shall have expired or terminated without the exercise thereof, then the Number Issuable hereunder shall be readjusted (but to no greater extent than originally adjusted) on the basis of eliminating from the computation any additional shares of Common Stock corresponding to such convertible or exchangeable securities, options, warrants or other rights as shall have expired or terminated. Solely for purposes of this clause (ii), (I) Common Stock shall include the Common Stock, par value $.01 per share, of the Company and each other class of capital stock of the Company that does not have a preference over any other class of capital stock of the Company as to dividends or upon liquidation, dissolution or winding up of the Company and, in each case, shall include any other class of capital stock of the Company into which such stock is reclassified or reconstituted and (II) if the provisions of any securities convertible into or exchangeable for shares of Common Stock or options, warrants or other rights to acquire shares of Common Stock are amended after the date of issuance so as to reduce the applicable conversion price, exchange price or exercise price such amendment shall be deemed to be a new issuance of such securities.

                           (iii) In case the Company shall at any time or from time to time after the Issue Date distribute to any holder of shares of its Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the resulting or surviving corporation and the Common Stock is not changed or exchanged) cash, evidences of indebtedness of the Company or another issuer, securities of the Company or another issuer or other assets (excluding dividends or other distributions of shares of Common Stock or other Capital Stock for which adjustment is made under Section 2(a)(i) or dividends or other distributions received by or set aside for the benefit of the holders of Common Stock pursuant to Section 2(c) below) or rights or warrants to subscribe for or purchase securities of the Company (excluding those in respect of which adjustments in the Number Issuable is made pursuant to Section 2(a)(i) or Section 2(a)(ii)), then, and in each such case, the Number Issuable then in effect shall be adjusted by multiplying the Number Issuable in effect immediately prior to the date of such distribution by a fraction (x) the numerator of which shall be the Current Market Price per share of Common Stock on the record date referred to below and (y) the denominator of which shall be such Current Market Price per share of Common Stock less the then Fair Market Value (as determined in good faith by the Board of Directors of the Company, a certified resolution with respect to which shall be mailed to the holder of the Warrants evidenced hereby) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such subscription rights or warrants applicable to one share of Common Stock (but such denominator shall in no event be zero). Such adjustment shall be made whenever any such distribution is made and shall become effective retroactively to a date immediately following the close of business on the record date for the determination of stockholders entitled to receive such distribution.

                           (iv) In case the Company at any time or from time to time shall take any action which could have a dilutive effect (it being understood that this Section 2(a)(iv) shall not apply to percentage dilution) on the number of shares of Common Stock that may be issued upon exercise of the Warrants, other than an action described in any of
         Section 2(a)(i) through 2(a)(iii), inclusive, or Section 2(b), then, the Number Issuable shall be adjusted in such manner and at such time as the Board of Directors of the Company reasonably determines to be equitable under the circumstances (such determination to be evidenced in a resolution, a certified copy of which shall be mailed to the holder of the Warrants evidenced hereby).

                           (v) Notwithstanding anything herein to the contrary, no adjustment under this Section 2(a) need be made to the Number Issuable unless such adjustment would require an increase or decrease of at least 1% of the Number Issuable then in effect. Notwithstanding the foregoing, any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of such Number Issuable. Any adjustment to the Number Issuable carried forward and not theretofore made shall be made immediately prior to the exercise of any Warrants pursuant hereto.

                           (vi) The Company promptly shall deliver to each registered holder of Warrants at least 20 days prior to effecting any transaction which would result in an increase or decrease in the Number Issuable pursuant to this Section 2 a notice thereof, together with a certificate, signed by the Chief Executive Officer, the Chairman or the Vice Chairman and by the Chief Financial Officer, Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was, or will be, calculated and specifying the increased or decreased Number Issuable then in effect following such adjustment.

                           (vii) Notwithstanding anything contrary contained in this Section 2(a), the Company shall be entitled to make such upward adjustments in the Number Issuable, in addition to those otherwise required by this Section 2(a), as the Board of Directors of the Company in their discretion shall determine to be advisable in order that any stock dividend, subdivision or combination of shares, distribution of rights or warrants to purchase stock or securities, or distribution of securities convertible into or exchangeable for Common Stock, hereafter made by the Company to its shareholders shall not be taxable; PROVIDED, HOWEVER, that any such adjustment shall be made, as nearly as practicable, in a manner which treats all holders of Warrants with similar protections on an equal basis.

                  (b) REORGANIZATION. In case of any capital reorganization or other change of outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) (any of the foregoing, a "TRANSACTION"), the Company, or any successor, as the case may be, shall execute and deliver to each holder of the Warrants evidenced hereby, at least 20 days prior to effecting any of the foregoing Transactions, a certificate that the holder of each such Warrant then outstanding shall have the right thereafter to exercise such Warrant into the kind and amount of shares of stock or other securities (of the Company or another issuer) or property or cash receivable upon such Transaction by a holder of the number of shares of Common Stock into which such Warrant could have been exercised immediately prior to such Transaction. Such certificate shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this
Section 2 and shall contain other terms identical to the terms hereof. If, in the case of any such Transaction, the stock, other securities, cash or property receivable thereupon by a holder of Common Stock includes shares of stock or other securities of a Person other than (i) the successor and (ii) other than the Company, which controls or is controlled by the successor or which, in connection with such Transaction, issues stock, securities, other property or cash to holders of Common Stock, then such certificate also shall be executed by such Person, and such Person shall, in such certificate, specifically assume the obligations of such successor or purchasing Person and acknowledge its obligations to issue such stock, securities, other property or cash to holders of the Warrants upon exercise thereof as provided above. The provisions of this
Section 2(b) similarly shall apply to successive Transactions.

                  (c) SPECIAL DISTRIBUTIONS. If the holder so elects (in lieu of an adjustment to the Number Issuable pursuant to Section 2(a)(i) or 2(a)(iii)) by sending a Special Notice to the Company, in the event that the Company shall declare a dividend or make any other distribution (including, without limitation, in cash, in capital stock (which shall include, without limitation, any options, warrants or other rights to acquire capital stock) of the Company, whether or not pursuant to a shareholder rights plan, "poison pill" or similar arrangement) in other property or assets, to holders of Common Stock (a "SPECIAL DISTRIBUTION"), then the Board of Directors shall set aside the amount of such dividend or distribution that any holder of Warrants would have been entitled to receive had it exercised such Warrants prior to the record date for such dividend or distribution. Upon the exercise of a Warrant evidenced hereby, the holder shall be entitled to receive, such dividend or distribution that such holder would have received had such Warrant been exercised immediately prior to the record date for such dividend or distribution. Prior to any Special Distribution described in this section 2(c), the Company shall as provided in
Section 3 hereof notify each holder (not less than 20 days prior to the occurrence of each Special Distribution) of its intent to make such Special Distribution and the holder, if it elects to have such distribution set aside the amount thereof rather than have an adjustment to the Number Issuable as provided in Sections 2(a)(i) or 2(a)(iii), shall notify the Company by sending a Special Notice three Business Days prior to the date of any such Special Distribution.

                  3. NOTICE OF CERTAIN EVENTS. In case at any time or from time to time, the Company shall declare any dividend or any other distribution to the holders of its Common Stock, or shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any additional shares of stock of any class or any other right, or shall authorize the issuance or sale of any other shares or rights which would result in an adjustment to the Number Issuable pursuant to Section 2(a)(i) or (ii) or would result in a Special Distribution pursuant to Section 2(c) hereof, or there shall be any capital reorganization or reclassification of the Common Stock of the Company or consolidation or merger of the Company with or into another Person, or any sale or other disposition of all or substantially all the assets of the Company, or any Transaction, or there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company, then, in any one or more of such cases the Company shall mail to each holder of the Warrants evidenced hereby at such holder's address as it appears on the transfer books of the Company, as promptly as practicable but in any event at least 20 days prior to the applicable date hereinafter specified, a notice stating (a) the date on which a record is to be taken for the purpose of such dividend, distribution, rights, warrants or Transaction or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants, or to participate in such Transaction, are to be determined, (b) the issue date (as defined in Section 2(a)(ii) hereof) or (c) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation winding up or Transaction is expected to become effective. Such notice also shall specify the date as of which it is expected that the holders of Common Stock of record shall be entitled to exchange their Common Stock for shares of stock or other securities or property or cash deliverable upon such reorganization, reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up.

                  4. CERTAIN COVENANTS. The Company covenants and agrees that all shares of capital stock of the Company which may be issued against payment therefor upon the exercise of the Warrants evidenced hereby will be duly authorized, validly issued and fully paid and nonassessable. The Company shall at all times reserve and keep available for issuance upon the exercise of the Warrants, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the exercise of all outstanding Warrants, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the exercise of all outstanding Warrants. The Company shall prepare and file, and cooperate with the holder of the Warrants so that it may prepare and file, in each case within five Business Days of a request by such holder, notification and report forms in compliance with the HSR Act, and shall otherwise fully comply with the requirements of the HSR Act, to the extent required in connection with the exercise of the Warrants. The Company shall bear all of its own expenses and all of its own out-of-pocket expenses (including reasonable attorneys' fees, charges and expenses) and filing fees of Progressive Investment Company, Inc. (including any Permitted Transferee thereof) (but not any other transferee thereof) in connection with any such preparation and filing.

                  5. REGISTERED HOLDER. The person in whose name this Warrant certificate is registered on the books and records of the Company shall be deemed the owner hereof and of the Warrants evidenced hereby for all purposes. The registered holder of this Warrant certificate, in its capacity as such, shall not be entitled to any rights whatsoever as a stockholder of the Company, except as herein provided.

                  6. TRANSFER OF WARRANTS. Any transfer of the rights represented by this Warrant certificate shall be subject to the limitations provided herein, and shall be effected by the surrender of this Warrant certificate, along with the form of assignment attached hereto, properly completed and executed by the registered holder hereof, at the principal executive office of the Company in the United States of America, together with an appropriate opinion letter, if deemed reasonably necessary by counsel to the Company to assure compliance with applicable securities laws. Thereupon, the Company shall issue in the name or names specified by the registered holder hereof and, in the event of a partial transfer, in the name of the registered holder hereof, a new Warrant certificate or certificates evidencing the right to purchase such number of shares of Common Stock as shall be equal to the number of shares of Common Stock then purchasable hereunder.

                  Notwithstanding anything to the contrary contained herein, if any holder of the Warrants desires to sell or otherwise transfer all or any portion of his Warrants (other than to a Permitted Transferee), such holder shall first send written notice (the "OFFERING NOTICE") to the Company which shall state (i) the number of Warrants proposed to be sold or otherwise transferred (the "OFFERED WARRANTS"), (ii) the proposed purchase price per Warrant which such holder is willing to accept and (iii) the material terms and conditions of the proposed sale or transfer. For a period of five Business Days after delivery of the Offering Notice (the "NOTICE PERIOD"), the Company shall have the right (but not the obligation) to purchase all but not less than

                                                                             11
all of the Offered Warrants at a purchase price equal to the purchase price provided in the Offering Notice and upon the terms and conditions set forth in the Offering Notice. Upon delivery of the Offering Notice, such offer shall be irrevocable unless and until the rights of first offer of the Company provided for herein shall have been waived or shall have expired. Failure of the Company to respond within Notice Period shall be deemed a rejection of such offer. If the Company elects to accept such offer, the Offered Warrants shall be sold or transferred to the Company in accordance with the terms and conditions provided in the Offering Notice on the date that is three Business Days following the Company's acceptance of such offer.

                  7. DENOMINATIONS. The Company covenants that it will, at its expense, promptly upon surrender of this Warrant certificate at the principal executive office of the Company in the United States of America, execute and deliver to the registered holder hereof a new Warrant certificate or certificates in such denominations specified by such holder for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant certificate PROVIDED, HOWEVER, that the Company shall not be required to issue any Warrants for fractional shares of Common Stock.

                  8. REPLACEMENT OF WARRANTS. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant certificate and, in the case of loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the Company (in the case of an insurance company or other institutional investor, its own unsecured indemnity agreement shall be deemed to be reasonably satisfactory), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new Warrant certificate of like tenor for a number of Warrants equal to the number of Warrants evidenced by this Warrant certificate.

                  9. GOVERNING LAW. THIS WARRANT CERTIFICATE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

                  10. RIGHTS INURE TO REGISTERED HOLDER. The Warrants evidenced by this Warrant certificate will inure to the benefit of and be binding upon the registered holder hereof and the Company and their respective successors and permitted assigns. Nothing in this Warrant certificate shall be construed to give to any Person other than the Company and the registered holder hereof any legal or equitable right, remedy or claim under this Warrant certificate, and this Warrant certificate shall be for the sole and exclusive benefit of the Company and such registered holder.

                   11. DEFINITIONS. For the purposes of this Warrant certificate, the following terms shall have the meanings indicated below:

                  "BUSINESS DAY" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York, are authorized or required by law or executive order to close.

                  "CURRENT MARKET PRICE" per share shall mean, on any date specified herein for the determination thereof, (a) the average daily Market Price of the Common Stock for those days during the period of 15 days, ending on such date, on which the national securities exchange or market system on which the Common Stock is primarily traded was open for trading, and (b) if the Common Stock is not then listed or quoted on any exchange or market system, the Market Price on such date.

                  "EXERCISE PRICE" shall have the meaning given it in the first paragraph of this Warrant certificate.

                  "FAIR MARKET VALUE" shall mean the amount which a willing buyer, under no compulsion to buy, would pay a willing seller, under no compulsion to sell, in an arm's-length transaction.

                  "HSR ACT" shall mean the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended and the rules and regulations of the Federal Trade Commission promulgated thereunder.

                  "ISSUE DATE" shall mean December   , 1997.

                  "MARKET PRICE" shall mean, per share of Common Stock, on any date specified herein: (a) if the Common Stock is then listed or admitted to trading on any national securities exchange, the closing price of the Common Stock on such date; (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange but is designated as a national market system security, the last sale price of the Common Stock on such date; or
(c) if there shall have been no trading of the Common Stock on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked price of the Common Stock, on such date as shown by Nasdaq and reported by any member firm of the NYSE selected by the Company; or (d) if neither (a), (b) nor (c) is applicable, the Fair Market Value per share determined in good faith by the Board of Directors of the Company which shall be deemed to be Fair Market Value unless holders of at least 33% of Common Stock issued or issuable upon exercise of the Warrants request that the Company obtain an opinion of a nationally recognized investment banking firm chosen by the Company (who shall bear the expense) and reasonably acceptable to such requesting holders of the Warrants, in which event the Fair Market Value shall be as determined by such investment banking firm.

                  "NASDAQ" shall mean the National Market System of the Nasdaq Stock Market.

                  "NOTES" shall mean the Senior Subordinated Promissory Notes issued by the Company pursuant to the Purchase Agreement.

                  "NUMBER ISSUABLE" shall have the meaning given it in the second paragraph of this Warrant certificate.

                  "NYSE" shall mean the New York Stock Exchange, Inc.

                  "PERMITTED TRANSFEREE" means any Person who is an "affiliate" as defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

                  "PERSON" shall mean any individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

                  "PURCHASE AGREEMENT" shall mean that certain Securities Purchase Agreement, dated as of December , 1997, by and among the Company, The 1818 Mezzanine Fund, L.P., PC Investment Company, The Progressive Investment Company, Inc. and Manufacturers Life Insurance Company (U.S.A.), as the same may be amended, supplemented or modified from time to time in accordance with its terms.

                  "SALE TRANSACTION" means the merger or consolidation with or into another Person by the Company (other than a merger or consolidation in which the Company is the surviving or resulting person) or the completion of a tender offer and/or acquisition for any and all shares of Common Stock of the Company; PROVIDED that, when entering into such transaction, the Company shall comply with Section 9.14 of the Purchase Agreement.

                  "SPECIAL NOTICE" shall mean the notice sent by a holder to the Company indicating its preference to have any special distribution set aside for its benefit upon exercise of the Warrant.

                  "WARRANT EXERCISE DOCUMENTATION" shall have the meaning given it in Section 1 hereof.

                  12. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, courier services or personal delivery, (a) if to the holder of a Warrant, at such holder's last known address appearing on the books of the Company; and (b) if to the Company, at its principal executive office in the United States located at the address designated for notices in the Purchase Agreement, or such other address as shall have been furnished to the party given or making such notice, demand or other communication. All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered to a courier if delivered by commercial overnight courier service; and five Business Days after being deposited in the mail, postage prepaid, if mailed.

                  IN WITNESS WHEREOF, the Company has caused this Warrant certificate to be duly executed as of the Issue Date.

                                    NATIONAL AUTO FINANCE COMPANY, INC.



                                    By:
                                        ------------------------------------
                                        Name:
                                        Title:

                             FORM OF ASSIGNMENT FORM
                             -----------------------

                (To be executed upon assignment of the Warrants)

                  The undersigned hereby assigns and transfers this Warrant certificate to ____________________ whose Social Security Number or Tax ID Number is _________________ and whose record address is_________________________
____________, and irrevocably appoints ________________ as agent to transfer this security on the books of the Company. Such agent may substitute another to act for such agent.

                                         Signature:



                                         ------------------------------------


                                         Signature Guarantee:



                                         ------------------------------------



Date:
     ----------------------------

                                                                       Exhibit F


THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED, QUALIFIED, APPROVED OR DISAPPROVED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF THESE SECURITIES.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED WITH "ORIGINAL ISSUE DISCOUNT" FOR PURPOSES OF SECTION 1272 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. FOR INFORMATION REGARDING THE "ISSUE PRICE," "ISSUE DATE," AMOUNT OF "ORIGINAL ISSUE DISCOUNT," AND "YIELD TO MATURITY" OF THE NOTE, CONTACT THE CHIEF FINANCIAL OFFICER OF NATIONAL AUTO FINANCE COMPANY, INC. AT 621 N.W. 53RD STREET, SUITE 200, BOCA RATON, FLORIDA 33487, TELEPHONE: (800) 999-7535.


                       NATIONAL AUTO FINANCE COMPANY, INC.



                       SENIOR SUBORDINATED PROMISSORY NOTE
                               DUE DECEMBER , 2004




$14,000,000                                                   New York, New York
                                                              December    , 1997




                  FOR VALUE RECEIVED, the undersigned, NATIONAL AUTO FINANCE COMPANY, INC., a Delaware corporation (the "COMPANY"), promises to pay to the order of PC INVESTMENT COMPANY or permitted assigns the principal sum of FOURTEEN MILLION DOLLARS ($14,000,000) on December , 2004, with interest thereon from time to time as provided herein.

                  1. PURCHASE AGREEMENT. This Senior Subordinated Promissory Note (this "NOTE") is issued pursuant to the Securities Purchase Agreement, dated as of December , 1997, by and among the Company, The 1818 Mezzanine Fund, L.P., PC Investment Company, Progressive Investment Company, Inc. and Manufacturers Life Insurance Company (U.S.A.) (the "PURCHASE AGREEMENT"), and the holder of this Note is entitled to the benefits of this Note and the Purchase Agreement and may enforce the agreements contained herein and therein and exercise the remedies provided for hereby and thereby or otherwise available in respect hereto and thereto.

                  The Purchase Agreement provides for the acceleration of the maturity of this Note upon the occurrence of certain events.

                  2. INTEREST. The Company promises to pay interest on the outstanding principal amount of this Note (i) at the rate of 11.875% per annum through the third anniversary of the date hereof, (ii) at the rate of 12.875% per annum from the third anniversary through the fourth anniversary of the date hereof, (iii) at the rate of 13.875% per annum from the fourth anniversary through the fifth anniversary of the date hereof, and (iv) at the rate of 14.875% per annum from the fifth anniversary and thereafter (as applicable for each period, the "BASE INTEREST RATE"). The Company shall pay interest on the Note quarterly in arrears on each March 31, June 30, September 30 and December 31 of each year or, if any such date shall not be a Business Day, on the next succeeding Business Day to occur after such date (each date upon which interest shall be so payable, an "INTEREST PAYMENT DATE"), beginning on December 31, 1997. Interest on this Note shall be paid by wire transfer of immediately available funds to an account designated by the holder of this Note. Interest on this Note shall accrue from the date of issuance until repayment of the principal and payment of all accrued interest in full. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. Notwithstanding the foregoing provisions of this Section 2, but subject to applicable law, any overdue principal of and overdue interest on this Note shall bear interest, payable on demand in immediately available funds, for each day from the date payment of principal or interest was due to the date of actual payment, at the rate of interest which is equal to the applicable Base Interest Rate plus 2% per annum, and, upon and during the continuance of an Event of Default, this Note shall bear interest, from the date of the occurrence of such Event of Default until such Event of Default is cured or waived, payable on demand in immediately available funds, at the rate of interest which is equal to the applicable Base Interest Rate plus 2% per annum.


                  3. MANDATORY REDEMPTION AT THE OPTION OF THE HOLDER.

                  3.1 CHANGE OF CONTROL. If one or more events constituting a Prepayment Event shall occur, the holder of this Note shall have the right, on the date specified in Section 3.2 (the "MANDATORY REDEMPTION DATE"), to require the Company to redeem (a "MANDATORY REDEMPTION") all (but not less than all) of the Notes then held by such holder at a price (the "MANDATORY REDEMPTION PRICE") equal to (i) the following percentage of the outstanding principal amount of the Note to be prepaid plus (ii) an amount equal to all accrued and unpaid interest thereon to the Mandatory Redemption Date, in immediately available funds:

If to be Prepaid During                                        Percentage of
        the Period:                                         Principal Amount
-----------------------                                     ----------------

December    , 1997 to                                          110.0%
December    , 1998

December    , 1998 to                                          107.5%
December    , 1999

December    , 1999 to                                          105.0%
December    , 2000

December    , 2000                                             100.0%
 and thereafter

                  Notwithstanding anything to the contrary contained herein, in the event the holder of this Note requires a Mandatory Redemption following a Change of Control that is a Sale Transaction, the percentage of the Mandatory Redemption Price that exceeds the aggregate principal amount of and accrued but unpaid interest on the Notes to be repaid shall be waived or reduced to the extent that PC Investment Company's "internal rate of return" on the Notes and the Warrants issued pursuant to the Purchase Agreement (taking into account the portion of the Mandatory Redemption Price that exceeds the aggregate principal amount of and accrued but unpaid interest on the Notes held by PC Investment Company that have been or are to be prepaid pursuant to this Section 3 which is not waived) exceeds 25.0%. For purposes of this Note, "internal rate of return" means, as of the Mandatory Redemption Date, an internal rate of return calculated by determining the discount rate that equates the present value of all cash flows of the investment in the Notes and the Warrants to zero and which is derived by taking into account (i) the amount invested in the Notes and the Warrants of the Company by PC Investment Company (as of the date invested), (ii) the amount of any interest payments on the Notes received by PC Investment Company (as of the date received), (iii) the amount of any proceeds received by PC Investment Company upon the sale or other disposition prior to the Mandatory Redemption Date of all or any portion of the Notes and the Warrants or the Common Stock issuable upon exercise of the Warrants (as of the date received), (iv) the Market Price (as defined in the Warrants) of the Common Stock (assuming exercise of any unexercised Warrants of the Company held by PC Investment Company) (as of the Mandatory Redemption Date) and (v) the facility fee received by PC Investment Company pursuant to Section 2.2 of the Purchase Agreement. For purposes of this
Section 3.1, all references to PC Investment Company shall be deemed to include Progressive Investment Company, Inc.

                           3.2 NOTICE. Notice of a Prepayment Event (the
"PREPAYMENT EVENT NOTICE") shall be mailed no more than 10 Business Days after the occurrence of a Prepayment Event to each holder of Notes, at such holder's address as it appears on the transfer books of the Company. The date fixed for each Mandatory Redemption shall be fixed by the Company and shall be no less than 20 days or more than 40 days after the date of the Prepayment Event Notice. Notwithstanding the foregoing and Section 3.1 hereof, in the event of the occurrence of a Prepayment Event of the types set forth in any of clauses (iii) or (iv) of the definition of "Change of Control," the Prepayment Event Notice shall be mailed to each holder of Notes no later than 10 Business Days prior to the consummation of the transaction contemplated by such clause (iii) or (iv), as the case may be, and the Company shall not be required to purchase any Notes unless such transaction shall be consummated, in which case the Company shall be required to purchase such Notes immediately prior to the consummation of such transaction.

                           3.3 PROVISIONS OF NOTICE. The right of the holders of
Notes to require the Company to effect a Mandatory Redemption shall remain in effect from the time of the mailing of, until the redemption date set forth in, the Prepayment Event Notice. The Prepayment Event Notice shall be accompanied by a copy of the information most recently required to be supplied under Sections 9.1(a) and 9.1(b) of the Purchase Agreement. The Prepayment Event Notice shall contain all instruments and materials necessary to enable the holder of this Note to tender this Note pursuant to this Section 3. The Prepayment Event Notice, which shall govern the terms of the Mandatory Redemption, shall state:

                                  (i) that a Prepayment Event has occurred, that
                  each holder of Notes has the right to require the Company to effect a Mandatory Redemption pursuant to this Section 3 and that tendered Notes will be redeemed;

                                  (ii) the Mandatory Redemption Price and the
                  date for redemption;

                                  (iii) that each holder of Notes may require
                  the Company to redeem all (but not less than all) Notes held thereby;

                                  (iv) that the Notes redeemed pursuant to the
                  Mandatory Redemption shall cease to accrue interest after the designated date for purchase (unless the Company shall default in the payment of the Mandatory Redemption Price, in which case the Notes shall not cease to accrue interest after such date);

                                  (v) such other information respecting the
                  procedures for effecting the Mandatory Redemption as the Company shall include and such other information as may be required by law; and

                                  (vi) that (unless otherwise required by law)
                  any holder of Notes will be entitled to withdraw his or her election if the Company receives, not later than the close of business on the third Business Day next preceding the date scheduled for redemption, facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes such holder delivered for redemption and a statement that such holder is withdrawing his or her election to have such Notes redeemed.

                           3.4 REDEMPTION PROCEDURE. The holder of this Note may
elect to require the Company to redeem all (but not less than all) of the Notes held by such holder pursuant to a Mandatory Redemption by delivery of written notice thereof to the Company prior to the date fixed for such Mandatory Redemption. If the holder of this Note so elects, on the date fixed for any Mandatory Redemption, such holder shall surrender all of the Notes held thereby to the Company at the place designated in the Prepayment Event Notice. From and after the Mandatory Redemption Date (i) such Notes shall no longer be deemed outstanding, (ii) the right to receive interest thereon shall cease to accrue and (iii) all rights of the holders of such Notes shall cease and terminate, excepting only the right to receive the Mandatory Redemption Price therefor; PROVIDED, HOWEVER, that if the Company shall default in the payment of the Mandatory Redemption Price, the Notes shall thereafter be deemed to be outstanding and the holders thereof shall have all of the rights of a holder of Notes until such time as such default shall no longer be continuing or shall have been waived by holders of at least 66% of the then outstanding principal amount of the Notes.

                  4.       OPTIONAL REDEMPTION.

                           4.1 REDEMPTION BY COMPANY. Except as otherwise
provided herein, the Company shall not have any right to prepay or redeem this Note. The Company shall have the right, at any time and from time to time at its sole option and election, to redeem (the "OPTIONAL REDEMPTION") the Notes, in whole but not in part, on not less than 30 days notice of the date of redemption, which must be a Business Day (any such date an "OPTIONAL REDEMPTION DATE") at a price (the "OPTIONAL REDEMPTION PRICE") equal to (i) the following percentage of the outstanding principal amount of the Notes to be redeemed plus (ii) an amount equal to all accrued and unpaid interest thereon to the date fixed for prepayment, whether or not currently payable, to the Optional Redemption Date, in cash or other immediately available funds:


   If redeemed                                    Percentage of Principal
during the period:                                               Amount
------------------                                -----------------------
December    , 1997 to                                           110.0%
December    , 1998

December    , 1998 to                                           107.5%
December    , 1999

December    , 1999 to                                           105.0%
December    , 2000

December    , 2000 and                                          100.0%
thereafter


                  Notwithstanding anything to the contrary contained herein, in the event of the occurrence of any Public Offering prior to December , 2000, the Company shall have the right, at its sole option and election, to use the proceeds from such Public Offering(s) to redeem, by delivery of a notice pursuant to Section 4.2, concurrently with the consummation of such Public Offering(s), up to an aggregate total amount (whether with the proceeds from one or more than one Public Offering) of 33-1/3% of the principal amount of the Notes outstanding on the Closing Date at a price equal to 100.0% of the outstanding principal amount of the Notes to be prepaid plus an amount equal to all accrued and unpaid interest thereon to the date fixed for prepayment, whether or not currently payable, in cash or other immediately available funds.

                  Upon the occurrence of an Event of Default under Section 11.1(viii) of the Purchase Agreement, the Company shall be deemed to have elected to redeem the Notes as provided in this Section 4.1 and shall so redeem the Notes as provided in this Section 4 (without giving effect to the immediately preceding paragraph).

                           4.2 NOTICE. Notice of the Optional Redemption (the
"OPTIONAL REDEMPTION NOTICE") shall be mailed at least 30 days, but not more than 60 days, prior to the date fixed for redemption to each holder of the Notes, at such holder's address as it appears on the transfer books of the Company. In order to facilitate the redemption of the Notes, the Board of Directors of the Company may fix a record date for the determination of the Notes to be redeemed, or may cause the transfer books of the Company for the Notes to be closed, not more than 60 days or less than 30 days prior to the date fixed for such redemption.

                           4.3 DEPOSIT OF FUNDS. On the Optional Redemption
Date, the Company shall, and at any time after the Optional Redemption Notice shall have been mailed and before the date of Optional Redemption the Company may, deposit for the benefit of the holders of the Notes the funds necessary for the Optional Redemption with a bank or trust company in the Borough of Manhattan, The City of New York, having a capital and surplus of at least $150,000,000. Any moneys so deposited by the Company and unclaimed at the end of two years from the date designated for the Optional Redemption shall revert to the general funds of the Company or as otherwise required by law. After such reversion, any such bank or trust company shall, upon demand, pay over to the Company such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of Notes shall look only to the Company for the payment of the Optional Redemption Price. Any interest accrued on funds deposited pursuant to this Section 4.3 shall be paid from time to time to the Company for its own account.

                           4.4 TERMINATION OF RIGHTS. The Optional Redemption
Notice having been given as aforesaid, upon the deposit of funds pursuant to
Section 4.3 in respect of the Notes to be redeemed pursuant to Section 4.1, notwithstanding that any such Notes themselves shall not have been surrendered for cancellation, from and after the Optional Redemption Date (i) the Notes shall no longer be deemed outstanding, (ii) the rights to receive interest thereon shall cease to accrue and (iii) all rights of the holders of the Notes shall cease and terminate, excepting only the right to receive the Optional Redemption Price therefor; PROVIDED, HOWEVER, that if the Company shall default in the payment of the Optional Redemption Price, the Notes shall thereafter be deemed to be outstanding and the holders thereof shall have all of the rights of a holder of Notes until such time as such default shall no longer be continuing or shall have been waived by holders of at least 66% of the then outstanding principal amount of the Notes.

                  5. DEFINITIONS. Capitalized terms not otherwise defined in this Note shall have the meanings ascribed to them in the Purchase Agreement. As used in this Note, and unless the context requires a different meaning, the following terms have the meanings indicated:

                  "BANKRUPTCY LAW" means Title 11, U.S. Code or any other federal, state or foreign law for the relief of debtors, as any such laws may be amended from time to time.

                   "CHANGE OF CONTROL" of the Company shall mean such time as:
                           (i) Any Person or "group" (within the meaning of
         Section 13(d)(3) of the Exchange Act) other than National Auto Finance Company, L.P., Morgan Guaranty Trust Company, Gary L. Shapiro, Keith B. Stein, First Union National Bank of North Carolina (or any of its Affiliates) or the Purchasers (collectively, the "PRINCIPAL STOCKHOLDERS") is or becomes the beneficial owner, directly or indirectly, of outstanding shares of Capital Stock of the Company, entitling such Person or Persons to exercise 50% or more of the total votes entitled to be cast for the election of directors under ordinary circumstances at a regular or special meeting, or by action by written consent, of (i) common stockholders of the Company if at least a majority of the Company's Board of Directors are elected by common stockholders, and (ii) voting stockholders of the Company in all other circumstances (the term "beneficial owner" shall be determined in accordance with Rule 13d-3, promulgated by the Commission under the Exchange Act);

                           (ii) A majority of the Board of Directors of the Company shall consist of Persons other than Continuing Directors. The term "CONTINUING DIRECTOR" shall mean any member of the Board of Directors of the Company on the Closing Date and any other member of the Board of Directors who shall be recommended or elected to succeed or become a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors of the Company;

                           (iii) The stockholders of the Company shall have approved a recapitalization, reorganization, merger, consolidation, sale or other disposition of all or substantially all the assets of the Company (in one transaction or in a series of related transactions) or similar transaction, in each case, with respect to which all or substantially all the Persons who were the respective beneficial owners of the outstanding shares of Capital Stock of the Company immediately prior to such recapitalization, reorganization, merger or consolidation, beneficially own, directly or indirectly, less than 50% of the combined voting power of the then outstanding shares of Capital Stock of the Company resulting from such recapitalization, reorganization, merger, consolidation or similar transaction or obtaining the assets of the Company; or

                           (iv) Upon the consummation of any transaction the result of which is that the Common Stock is not required to be registered under Section 12 of the Exchange Act and that the holders of Common Stock do not receive common stock of the Person surviving such transaction which is required to be registered under Section 12 of the Exchange Act.

                  "PREPAYMENT EVENT" means the occurrence of (i) a Change of Control or (ii) a conveyance, transfer, lease or other disposition (whether in one transaction or a series of transactions) of all or substantially all of the assets (wherever acquired) of any division or Subsidiary of the Company (except for sales in connection with Permitted Securitization Transactions) if such assets accounted for at least 33% of the Company's Net Income determined by reference to the most recent audited financial statements of the Company.

                  "PUBLIC OFFERING" shall mean the sale in any offering by the Company of its Capital Stock for its own account pursuant to a registration statement on Form S-1 or otherwise under the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

                  "SALE TRANSACTION" shall mean a Change of Control pursuant to subsection (iii) of the definition thereof, provided that the reference contained therein to 50% shall instead be deemed to be 10%.

                  6. SUBORDINATION. This Note is subordinated to certain Senior Indebtedness. To the extent provided in Article 12 of the Purchase Agreement, Senior Indebtedness must be paid before this Note may be paid. The Company, and the holder of this Note by accepting this Note, agree to the subordination provisions contained in Article 12 of the Purchase Agreement.

                  7. EXCHANGE OF NOTES. At the option of the holder of this Note, this Note may be exchanged for other Notes of like tenor and of a like aggregate principal amount, upon surrender of this Note at the principal office of the Company; PROVIDED, HOWEVER, that the minimum denomination of any Note to be issued in exchange for this Note shall be at least $3,000,000 and in at least $1,000 increments, unless the transferee of this Note (i) shall have purchased this Note in a public offering or subsequent to a public offering thereof, (ii) is a partner or member of the holder of this Note and shall have received this Note upon the dissolution or liquidation of the holder of this Note or in connection with a distribution of assets by the holder of this Note, or (iii) is a parent or subsidiary of the holder of this Note, which in each case the minimum denomination of any note to be issued in exchange for this Note shall be at least $1,000.

                  8. AMENDMENT. Amendments and modifications of this Note may be made only in the manner provided in Section 14.5 of the Purchase Agreement.

                  9. GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.


                  IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed, as of the date written below.

                         NATIONAL AUTO FINANCE COMPANY, INC.



                         By
                           --------------------------------------------
                           Name:
                           Title:

Date: December   , 1997